

Starbucks
Fiscal 2023
Annual Report



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended October 1, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File Number: 000-20322

Starbucks Corporation

(Exact Name of Registrant as Specified in its Charter)



Washington	**91-1325671**
(State of Incorporation)	**(IRS Employer ID)**

2401 Utah Avenue South, Seattle, Washington 98134
(206) 447-1575
(Address of principal executive office, zip code, telephone number)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	SBUX	Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on April 2, 2023 as reported on the Nasdaq Global Select Market was $117.1 billion. As of November 10, 2023, there were 1,136.7 million shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's Annual Meeting of Shareholders to be held on March 13, 2024 have been incorporated by reference into Part III of this Annual Report on Form 10-K.

STARBUCKS CORPORATION
Form 10-K
For the Fiscal Year Ended October 1, 2023
TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding future events and the future results of Starbucks Corporation (together with its subsidiaries) that are based on our current expectations, estimates, forecasts and projections about our business, our results of operations, the industry in which we operate, our economic and market outlook, and the beliefs and assumptions of our management. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks" or words of similar meaning, or future or conditional verbs, such as "will," "should," "could," "may," "aims," "intends," or "projects." By their nature, forward-looking statements involve risks, uncertainties, and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. Our forward-looking statements, and the risks and uncertainties related thereto, include, but are not limited to, those described under the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and in other reports we file with the U.S. Securities and Exchange Commission ("SEC"), as well as:

• our ability to preserve, grow and leverage our brands;
• the acceptance of the company's products and changes in consumer preferences, consumption, or spending behavior and our ability to anticipate or react to them; shifts in demographic or health and wellness trends; or unfavorable consumer reaction to new products, platforms, reformulations, or other innovations;
• our anticipated operating expenses, including our anticipated total capital expenditures;
• the costs associated with, and the successful execution and effects of, our existing and any future business opportunities, expansions, initiatives, strategies, investments and plans, including our Reinvention Plan;
• the impacts of partner investments and changes in the availability and cost of labor including any union organizing efforts and our responses to such efforts;
• the ability of our business partners, suppliers and third-party providers to fulfill their responsibilities and commitments;
• higher costs, lower quality, or unavailability of coffee, dairy, energy, water, raw materials, or product ingredients;
• the impact of significant increases in logistics costs;
• a worsening in the terms and conditions upon which we engage with our manufacturers and source suppliers, whether resulting from broader local or global conditions, or dynamics specific to our relationships with such parties;
• unfavorable global or regional economic conditions and related economic slowdowns or recessions, low consumer confidence, high unemployment, weak credit or capital markets, budget deficits, burdensome government debt, austerity measures, higher interest rates, higher taxes, political instability, higher inflation, or deflation;
• inherent risks of operating a global business including geopolitical instability;
• failure to attract or retain key executive or partner talent or successfully transition executives;
• the potential negative effects of incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling;
• negative publicity related to our company, products, brands, marketing, executive leadership, partners, board of directors, founder, operations, business performance, or prospects;
• potential negative effects of a material breach, failure, or corruption of our information technology systems or those of our direct and indirect business partners, suppliers or third-party providers, or failure to comply with personal data protection laws;
• our environmental, social and governance ("ESG") efforts and any reaction related thereto such as the rise in opposition to ESG and inclusion and diversity efforts;
• risks associated with acquisitions, dispositions, business partnerships, or investments – such as acquisition integration, termination difficulties or costs or impairment in recorded value;
• the impact of foreign currency translation, particularly a stronger U.S. dollar;
• the impact of substantial competition from new entrants, consolidations by competitors, and other competitive activities, such as pricing actions (including price reductions, promotions, discounting, couponing, or free goods), marketing, category expansion, product introductions, or entry or expansion in our geographic markets;
• the impact of changes in U.S. tax law and related guidance and regulations that may be implemented, including on tax rates and the Inflation Reduction Act of 2022;
• the impact of health epidemics, pandemics or other public health events on our business and financial results, and the risk of negative economic impacts and related regulatory measures or voluntary actions that may be put in place, including restrictions on business operations or social distancing requirements, and the duration and efficacy of such restrictions;
• failure to comply with anti-corruption laws, trade sanctions and restrictions or similar laws or regulations; and
• the impact of significant legal disputes and proceedings, or government investigations.

In addition, many of the foregoing risks and uncertainties are, or could be, exacerbated by any worsening of the global business and economic environment. A forward-looking statement is neither a prediction nor a guarantee of future events or

circumstances, and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. *Business*

General

In this Annual Report on Form 10-K ("10-K" or "Report") for the fiscal year ended October 1, 2023 ("fiscal 2023"), Starbucks Corporation (together with its subsidiaries) is referred to as "Starbucks," the "Company," "we," "us" or "our."

Starbucks is the premier roaster, marketer and retailer of specialty coffee in the world, operating in 86 markets. Formed in 1985, Starbucks Corporation's common stock trades on the Nasdaq Global Select Market ("Nasdaq") under the symbol "SBUX." We purchase and roast high-quality coffees that we sell, along with handcrafted coffee, tea and other beverages and a variety of high-quality food items through company-operated stores. We also sell a variety of coffee and tea products and license our trademarks through other channels, such as licensed stores as well as grocery and foodservice through our Global Coffee Alliance with Nestlé S.A. ("Nestlé"). In addition to our flagship Starbucks Coffee® brand, we sell goods and services under the following brands: Teavana®, Ethos®, Starbucks Reserve® and Princi®.

Our primary objective is to maintain Starbucks standing as one of the most recognized and respected brands in the world. We believe the continuous investments in our brand and operations will deliver long-term targeted revenue and income growth. This includes expansion of our global store base, adding stores in both existing, developed markets such as the U.S. and in higher growth markets such as China, as well as optimizing the mix of company-operated and licensed stores around the world. In addition, by leveraging experiences gained through our stores and elsewhere, we continue to drive beverage, equipment, process and technology innovation, including in our industry-leading digital platform. We strive to regularly offer consumers new, innovative coffee and other products in a variety of forms, across new categories, diverse channels and alternative store formats.

Starbucks has always been a different kind of company – one deep with purpose, where we work together to create a positive impact in the world. With coffee at our core, we pursue ambitious goals for our partners (employees), our communities and our planet, which we believe also contributes to the long-term sustainability of our business to create a thriving business powered by thriving people for a thriving planet and communities. Our work to uplift one another extends well beyond our partners to the communities where we do business around the world. We are committed to responsible and ethical sourcing led by Coffee and Farmer Equity Practices (C.A.F.E. Practices), the Company's third-party verification program and the cornerstone of our approach to ethical sourcing of coffee with over 98% of our coffee having been historically verified through C.A.F.E. Practices as ethically sourced.

Human Capital Management

We invest in the well-being – the mental, physical and financial health – of every partner through our practices, policies and benefits. This work is grounded in the belief that we are at our best when we create inclusive, supportive and welcoming environments, where we uplift one another with dignity, respect and kindness. And we are hard at work uplifting our communities and building environments in our stores that are welcoming and safe. We believe the strength of our workforce is one of the significant contributors to our success as a global brand that leads with purpose. Therefore, one of our core strategies is to invest in and support our partners to differentiate our brand, products and services in the competitive specialty coffee market, including the following areas of focus:

Oversight and Management

We recognize the diversity of customers, partners and communities and believe in creating an inclusive and equitable environment that represents a broad spectrum of backgrounds and cultures. Working under these principles, our Partner Resources Organization is tasked with managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, performance management and professional development. Our Board of Directors (the "Board") and Board committees provide oversight on certain human capital matters, including our Inclusion and Diversity programs and initiatives. As noted in its charter, our Compensation and Management Development Committee is responsible for periodically reviewing Starbucks partner resource programs and initiatives, including healthcare and other benefits, as well as our management development and succession planning practices and strategies. Our Audit and Compliance Committee works closely with the Risk Management Committee, led by Starbucks cfo and general counsel, to monitor and mitigate current and emerging labor and human capital management risks. Furthermore, our Nominating and Corporate Governance Committee, in consultation with management, annually evaluates the effectiveness of our social responsibility policies, goals and programs, which also include partner-related issues. These reports and recommendations to the Board and its committees are part of the broader framework that guides how Starbucks should attract, retain and develop a skilled workforce that aligns with our values and strategies.

We regularly conduct anonymous surveys to seek feedback from our partners on a variety of topics, including confidence in company leadership, competitiveness of our compensation and benefits package, career growth opportunities and

recommendations on how we can remain an employer of choice. The results are shared with our partners and reviewed by senior leadership, who analyze areas of progress or deterioration and prioritize actions and activities in response to this feedback to drive meaningful improvements in partner engagement. Our management and cross-functional teams also work closely to evaluate human capital management issues such as partner retention, workplace safety, harassment and bullying, as well as to implement measures to mitigate these risks.

Diversity, Equity and Inclusion

We are committed to creating a welcoming, supportive and inclusive environment. We are committed to advancing inclusion and racial and social equity, and we seek to further that work with intention, transparency and accountability. We continue to welcome our partners, customers, civil rights and community leaders, along with our senior vice president, talent and inclusion, to advise us along this journey.

Starbucks has made specific equity commitments based on our principles of being intentional, transparent and accountable at all levels:

- *Being intentional in cultivating a culture of inclusion, with a focus on partner retention and development.*

   - Expanding our mentorship program designed to prioritize our partners' sense of belonging by creating an inclusive and supportive environment. Mentors offer guidance, encouragement and a safe space for partners to share their experiences, challenges and aspirations. As of 2023, the program has welcomed nearly 1,400 partners and was expanded to include U.S. based store and district managers in 2023.

- *Being transparent in our approach to Inclusion and Diversity goal setting and progress.*

   - Publicly sharing workforce diversity data.

   - Setting aspirational Inclusion and Diversity goals based on retention rates and progress towards achieving racial and ethnic diversity. Our goal is to achieve racial and ethnic diversity of at least 30% of all corporate roles and at least 40% of all retail and manufacturing roles in the U.S. by 2025, by setting broad recruiting parameters and through inclusive and legally compliant employment practices.

- *Holding ourselves accountable at the highest levels of the organization.*

   - Incorporating our efforts to build and retain inclusive and diverse teams into our executive compensation programs.

   - Joining the Board Diversity Action Alliance to act alongside other companies similarly committed to increasing diverse representation on corporate boards.

   - Publicizing self-identified race/ethnicity/gender of each member of our Board.

Total Rewards

We have demonstrated a history of investing in our workforce by offering competitive salaries and wages by continuously assessing the current business environment and labor market. We have consistently made enhancements in wages in order to attract talent to support our growth strategy and to elevate the customer experience. To foster a stronger sense of ownership and align the interests of partners with shareholders, restricted stock units are provided to eligible non-executive partners under our broad-based stock incentive programs. Furthermore, we offer comprehensive, locally relevant and innovative benefits to all eligible partners. In the U.S., our largest and most mature market, these include:

- Comprehensive health insurance coverage is offered to partners working an average of 20 hours or more each week.

- 100% upfront tuition coverage through the Starbucks College Achievement Plan for partners to earn a first-time bachelor's degree online at Arizona State University is offered to partners working an average of 20 hours or more each week.

- Our Future Roast 401(k) savings plan helps partners save for their financial goal through convenient payroll deductions. Partners can contribute pre-tax or Roth after-tax dollars, and Starbucks matches 5% of eligible contributions with immediate vesting in those matching contributions.

- 100% paid parental leave is available to new parents that welcome a child through birth, adoption or foster placement and work an average of 20 hours or more each week.

- A Partner and Family Sick Time program is provided and allows partners to accrue paid sick time based on hours worked and use that time for themselves or family members in need of care.

- We view mental health as a fundamental part of our humanity and provide a comprehensive suite of related programs and benefits. These include a free subscription to Headspace, an online application that enables guided meditation, and 20 free mental health therapy or coaching sessions annually with Lyra.

Outside of the U.S., we have provided other innovative benefits to help address market-specific needs, such as providing interest-free loans to our U.K. partners to help cover rental deposits, mental health services in Canada, and in China, an extra 14th Month Pay initiative, giving retail partners an additional month's salary as a bonus on top of the 13th month pay that is customary in China, as well as a monthly housing subsidy for full-time Starbucks baristas and shift supervisors, and comprehensive health insurance coverage for parents of partners.

Role-based Support

To help our partners succeed in their roles, we emphasize continuous training and development opportunities. These include, but are not limited to, safety and security protocols, updates on new products and service offerings and deployment of technologies. Training provided through our Pour Over sessions, which are a series of inspiring talks with thought leaders to help partners understand how to bring the *Starbucks Experience* to life, include a wide variety of topics such as achievable goal setting, giving and receiving constructive feedback, and effective engagement with customers and communities. To help further promote an inclusive culture and to better serve our customers, we encourage U.S.-based partners to enroll in the *To Be Welcoming* courses we created in partnership with Arizona State University to address different forms of bias and discrimination.

Pay Equity

To be an employer of choice and maintain the strength of our workforce, we consistently assess the current business environment and labor market to refine our compensation and benefits programs and other resources available to our partners.

We previously achieved and currently maintain 100 percent pay equity in the U.S. for women and men and people of all races for partners performing similar work. We have made a commitment to achieve gender pay equity in all company-operated markets. Further, we have formulated pay-equity principles which provide equal footing, transparency and accountability as best practices that help address known, systemic barriers to global pay equity.

As of October 1, 2023, Starbucks employed approximately 381,000 people worldwide. In the U.S., Starbucks employed approximately 228,000 people, with approximately 219,000 in company-operated stores and the remainder in corporate support, store development, roasting, manufacturing, warehousing and distribution operations. Approximately 153,000 employees were employed outside of the U.S., with approximately 148,000 in company-operated stores and the remainder in regional support operations. Approximately 3.6% of Starbucks partners in U.S. company-operated stores are represented by unions. We believe our efforts in managing our workforce have been effective, evidenced by improved retention, lower turnover, and employee satisfaction during fiscal 2023.

Information about our Executive Officers

Name	Age	Position
Laxman Narasimhan	56	chief executive officer
Michael Conway	57	group president, International and Channel Development
Sara Kelly	44	executive vice president and chief partner officer
Brad Lerman	67	executive vice president and general counsel
Rachel Ruggeri	54	executive vice president and chief financial officer

Laxman Narasimhan joined Starbucks as its chief executive officer-elect in 2022 and has served as chief executive officer and has been a Starbucks director since March 2023. Prior to joining Starbucks, Mr. Narasimhan served as Chief Executive Officer of Reckitt Benckiser Group Plc ("Reckitt"), a FTSE 12 listed British multinational consumer health, hygiene, and nutrition company, from 2019 to 2022. Prior to joining Reckitt, Mr. Narasimhan held various executive roles at PepsiCo from 2012 to 2019 including as PepsiCo's Group Chief Commercial Officer and as Chief Executive Officer - Latin America, Europe, and Sub-Saharan Africa, Chief Executive Officer - Latin America, and Chief Financial Officer of PepsiCo Americas Foods. Prior to joining PepsiCo, Mr. Narasimhan spent 19 years at McKinsey & Company, where he focused on its consumer, retail, and technology practices in the U.S., Asia, and India. Mr. Narasimhan currently serves on the Board of Directors of Verizon Communications, Inc., a NYSE-listed telecommunications company. Mr. Narasimhan is a trustee of the Brookings Institution and a member of the Council on Foreign Relations.

Michael Conway joined Starbucks in 2013 and was named group president, International and Channel Development in 2021, where he is responsible for leading Starbucks retail growth and operations in over 80 markets across Asia Pacific, Europe, Middle East and Africa, Latin America and the Caribbean and growth for the Global Channel Development business, which consists of consumer packaged goods, ready-to-drink businesses and strategic partnerships, including those with Nestlé,

PepsiCo, and other key business partners. Prior to this, he served as executive vice president and president, International Licensed Markets, from 2020 to 2021. He also served as executive vice president and president of Starbucks Canada from 2018 to 2020, president of Starbucks Licensed Stores Operations for the United States and Latin America from 2016 to 2018, and president of Starbucks Global Channel Development from 2013 to 2016. He currently serves on the Board of Directors of McCormick & Company, Incorporated, a NYSE-listed a spice and extract manufacturing company.

Sara Kelly joined Starbucks in 2001 and was named executive vice president and chief partner officer in 2022, where she is responsible for helping partners realize their career potential and building global partner capability to enable growth and deliver on the Company's strategic plan. Prior to her current role, Ms. Kelly was senior vice president, Talent & Partner Experience from 2021 to 2022, where she was responsible for advancing Starbucks talent and organizational leadership agenda and was focused on amplifying the strategic work being led by the talent acquisition, talent management, partner experience, learning and development, and organization and leadership effectiveness teams. From 2014 to 2021, Ms. Kelly served as vice president, Partner Resources, supporting partners in our global markets.

Brad Lerman joined Starbucks in April 2023 as executive vice president and general counsel. In this role, he leads the Company's Legal and Corporate Affairs organization. Prior to Starbucks, Mr. Lerman served as senior vice president, general counsel and corporate secretary of Medtronic plc from 2014 to 2022; and prior to that he was an executive vice president, general counsel and corporate secretary for the Federal National Mortgage Association (Fannie Mae) from 2012 to 2014. Mr. Lerman has also served as chief litigation counsel for Pfizer and has worked in private practice as a partner at Winston & Strawn LLP in Chicago. He also served as an Assistant United States Attorney in the Northern District of Illinois. Mr. Lerman currently serves on the Board of Directors of McKesson Corporation, a NYSE-listed health care, pharmaceutical, and medical supply company.

Rachel Ruggeri joined Starbucks in 2001 as a member of the accounting team and was named executive vice president and chief financial officer in 2021. In this leadership role, Rachel is responsible for the global finance function for Starbucks, which includes developing and executing the financial strategies that enable the long-term growth of the Company. Prior to her promotion in 2021, she served as senior vice president of Americas with responsibility for the retail portfolio across the segment, including company-operated and licensed stores from 2020 to 2021. From 2016 to 2020, she held various leadership roles in finance both internal and external to Starbucks, including Chief Financial Officer of Continental Mills from 2018 to 2020 and prior to that she was senior vice president of Finance at Starbucks in support of the Americas and Global Retail from 2016 to 2018. She also served as vice president of Finance from 2010 to 2016 supporting Corporate Financial Planning & Analysis and the U.S. Retail business.

Segment Financial Information

Segment information is prepared on the same basis that our management reviews financial information for operational decision-making purposes.

We have three reportable operating segments: 1) North America, which is inclusive of the U.S. and Canada; 2) International, which is inclusive of China, Japan, Asia Pacific, Europe, Middle East and Africa, Latin America and Caribbean; and 3) Channel Development. Non-reportable operating segments and unallocated corporate expenses are reported within Corporate and Other. Revenues from our reportable operating segments as a percentage of total net revenues for fiscal 2023 were as follows: North America (74%), International (21%) and Channel Development (5%).

Our North America and International segments include both company-operated and licensed stores. Our North America segment is our most mature business and has achieved significant scale. Certain markets within our International operations are in various stages of development and may require more extensive support, relative to their current levels of revenue and operating income, than our North America operations.

Our Channel Development segment includes roasted whole bean and ground coffees, Starbucks- and Teavana-branded single-serve products, a variety of ready-to-drink beverages, such as Frappuccino® and Starbucks Doubleshot®, foodservice products and other branded products sold worldwide outside of our company-operated and licensed stores. A large portion of our Channel Development business operates under a licensed model of the Global Coffee Alliance with Nestlé, while our global ready-to-drink businesses operate under collaborative relationships with PepsiCo, Inc., Tingyi-Ashi Beverages Holding Co., Ltd., Arla Foods amba, Nestlé and others.

Revenue Components

We generate the majority of our revenues through company-operated stores and licensed stores.

Company-operated and Licensed Store Summary as of October 1, 2023:

	North America	As a % of Total North America Stores	International	As a % of Total International Stores	Total	As a % of Total Stores
Company-operated stores	10,628	60 %	8,964	44 %	19,592	52 %
Licensed stores	7,182	40 %	11,264	56 %	18,446	48 %
Total	**17,810**	**100 %**	**20,228**	**100 %**	**38,038**	**100 %**

The mix of company-operated versus licensed stores in a given market generally varies based on several factors, including our ability to access desirable local retail space, the complexity, profitability and expected ultimate size of the market for Starbucks and our ability to leverage the support infrastructure within a geographic region.

Company-operated Stores

Revenue from company-operated stores accounted for 82% of total net revenues during fiscal 2023. Our retail objective is to be the leading retailer and brand of coffee and tea in each of our target markets by selling the finest quality coffee, tea and related products, as well as complementary food offerings, and by providing each customer with a unique *Starbucks Experience*. The *Starbucks Experience* is built upon superior customer service, convenience and a seamless digital experience as well as safe, clean and well-maintained stores that reflect the personalities of the communities in which they operate, thereby building a high degree of customer loyalty.

Our strategy for expanding our global retail business is to increase our category share in a disciplined manner, by selectively opening additional stores in new and existing markets, as well as increasing sales in existing stores, to support our long-term strategic objective to maintain Starbucks standing as one of the most recognized and respected brands in the world. Store growth in specific existing markets will vary due to many factors, including expected financial returns, the maturity of the market, economic conditions, consumer behavior and the local business environment.

Company-operated store data for the fiscal year-ended October 1, 2023:

	Stores Open as of Oct 2, 2022	Opened	Closed	Transfers	Net	Stores Open as of Oct 1, 2023
North America:						
U.S.	9,265	483	(103)	—	380	9,645
Canada	946	43	(12)	—	31	977
Siren Retail	5	1	—	—	1	6
Total North America	10,216	527	(115)	—	412	10,628
International:						
China	6,019	857	(72)	—	785	6,804
Japan	1,630	110	(8)	1	103	1,733
U.K.	318	42	(5)	—	37	355
All Other	65	3	(1)	—	2	67
Siren Retail	5	—	—	—	—	5
Total International	8,037	1,012	(86)	1	927	8,964
Total company-operated	**18,253**	**1,539**	**(201)**	**1**	**1,339**	**19,592**

Starbucks company-operated stores are typically located in high-traffic, high-visibility locations. Our ability to vary the size and format of our stores allows us to locate them in or near a variety of settings, including downtown and suburban retail centers, office buildings, university campuses and rural and off-highway locations. We are continuing the expansion of our stores, particularly drive-thru formats that provide a higher degree of access and convenience, and alternative store formats, which are designed to provide a more streamlined customer experience in dense metropolitan areas.

In fiscal 2022, we announced our plan in the U.S. market to increase efficiency while elevating the partner and customer experience (the "Reinvention Plan"). We believe the company-operated market investments in partner wages and trainings have

increased retention and productivity while the acceleration of purpose-built store concepts and innovations in technologies have provided additional convenience and connection with our customers. In our major international markets, we also continue to invest in technology and establish partnerships with third parties with relevant expertise to increase digital adoption to provide convenience and elevate the customer experience. Additionally, as our business has evolved, we have built an omni-channel business to meet more occasions as we serve a more diverse customer base through growth in online, e-commerce, delivery, mobile ordering and the in-store experience. In China, we leverage platforms such as Starbucks Now™ stores to enable a seamless integration of physical and digital customer touchpoints. Orders may be placed in advance through the Starbucks Mobile App or Starbucks Delivers™ and can be conveniently picked up by customers and delivery providers in these express retail format locations. These strategies align closely with rapidly evolving customer preferences, including higher levels of mobile ordering, more contactless pick-up experiences and reduced in-store congestion. Our investments in a digital third place offer members access to new benefits, a digital community and immersive coffee experiences, giving our customers new ways to experience and connect with Starbucks. We believe our continued efforts to transform our store portfolio and elevate technology will enhance the customer experience and position Starbucks for long-term growth.

Retail sales mix by product type for company-operated stores:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Beverages	74 %	74 %	74 %
Food	22 %	22 %	21 %
Other[1]	4 %	4 %	5 %
Total	100 %	100 %	100 %

[1] "Other" primarily consists of sales of serveware, packaged and single-serve coffees and teas and ready-to-drink beverages, among other items.

Stored Value Cards and Loyalty Program

The Starbucks Card, our branded stored value card program, is designed to provide customers with a convenient payment method, support gifting and increase the frequency of store visits by cardholders, in part through the related Starbucks® Rewards loyalty program where available, as discussed below. Stored value cards are issued to customers when they initially load them with an account balance. They can be obtained in our company-operated and most licensed stores in North America, China, Japan and many of our other markets in our International segment. Stored value cards can also be obtained online, via the Starbucks® Mobile App and through other U.S. and international retailers. Customers may access their card balances by utilizing their stored value card or the Starbucks Mobile App in participating stores. In nearly all markets, including the U.S. and Canada, customers who register their Starbucks Cards are automatically enrolled in the Starbucks Rewards program. Registered members can receive various benefits depending on factors such as the number of reward points ("Stars") earned. In addition to using their Starbucks Cards, Starbucks Rewards members can earn Stars by paying with cash, credit or debit cards, or selected mobile wallets at all company-operated stores and a majority of licensed stores in North America. Using the Mobile Order and Pay functionality of the Starbucks Mobile App, customers can also place orders in advance for pick-up at certain participating locations in several markets. Refer to Note 1, Summary of Significant Accounting Policies and Estimates, included in Item 8 of Part II of this 10-K, for further discussion of our stored value cards and loyalty program.

Licensed Stores

Revenues from our licensed stores accounted for 13% of total net revenues in fiscal 2023. Licensed stores generally have a lower gross margin and a higher operating margin than company-operated stores. Under the licensed model, Starbucks receives a margin on branded products and supplies sold to the licensed store operator along with a royalty on retail sales. Licensees are responsible for operating costs and capital investments, which more than offset the lower revenues we receive under the licensed store model.

In our licensed store operations, we seek to leverage the expertise of our local partners and share our operating and store development experience. Licensees provide improved, and at times the only, access to desirable retail space. Most licensees are prominent retailers with in-depth market knowledge and access. As part of these arrangements, we sell coffee, tea, food and related products to licensees for resale to customers and receive royalties and license fees from the licensees. We also sell certain equipment, such as coffee brewers and espresso machines, to our licensees for use in their operations. Licensee employees working in licensed retail locations are required to follow our detailed store operating procedures and attend training classes similar to those given to employees in company-operated stores. In a limited number of international markets, we also use traditional franchising and include these stores in the results of operations from our other licensed stores.

Licensed store data for the fiscal year-ended October 1, 2023:

	Stores Open as of Oct 2, 2022	Opened	Closed	Transfers	Net	Stores Open as of Oct 1, 2023
North America:						
U.S.	6,608	206	(113)	—	93	6,701
Canada	471	17	(7)	—	10	481
Total North America	7,079	223	(120)	—	103	7,182
International:						
Korea	1,750	153	(33)	—	120	1,870
Latin America	1,549	108	(8)	—	100	1,649
U.K.	838	77	(4)	—	73	911
Turkey	604	81	(9)	—	72	676
Taiwan	544	30	(11)	—	19	563
Indonesia	523	58	—	—	58	581
Thailand	446	29	(1)	—	28	474
Philippines	418	29	—	—	29	447
All Other	3,707	469	(82)	(1)	386	4,093
Total International	10,379	1,034	(148)	(1)	885	11,264
Total licensed	**17,458**	**1,257**	**(268)**	**(1)**	**988**	**18,446**

Other Revenues

Other revenues primarily are recorded in our Channel Development segment and include sales of packaged coffee, tea and ready-to-drink beverages to customers outside of our company-operated and licensed stores, as well as royalties received from Nestlé under the Global Coffee Alliance and other collaborative partnerships.

Product Supply

Starbucks is committed to selling the finest whole bean coffees and coffee beverages. To help ensure compliance with our rigorous coffee standards, we generally control substantially all coffee purchasing, roasting and packaging and the global distribution of coffee used in our operations. Nestlé controls distribution of Starbucks packaged coffee products outside of Starbucks stores through the Global Coffee Alliance, and in some cases, also roasts and packages these products. We purchase green coffee beans from multiple coffee-producing regions around the world and custom roast them to our exacting standards for our many blends and single-origin coffees.

The price of coffee is subject to significant volatility. Although most coffee trades in the commodity market, high-altitude *arabica* coffee of the quality sought by Starbucks tends to trade on a negotiated basis at a premium above the "C" coffee commodity price. Both the premium and the commodity price depend upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, water supply quality and availability throughout the coffee production chain, natural disasters, crop disease and pests, general increase in farm inputs and costs of production, inventory levels and political and economic conditions. Climate change may further exacerbate many of these factors. Price is also impacted by trading activities in the *arabica* coffee futures market, including hedge funds and commodity index funds. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies.

We buy coffee using fixed-price and price-to-be-fixed purchase commitments, depending on market conditions, to secure an adequate supply of quality green coffee. We also utilize forward contracts, futures contracts and collars to hedge "C" price exposure under our price-to-be-fixed green coffee contracts and our long-term forecasted coffee demand where underlying fixed-price and price-to-be-fixed contracts are not yet available. Total purchase commitments, together with existing inventory, are expected to provide an adequate supply of green coffee through fiscal 2024.

We depend upon our relationships with coffee producers, outside trading companies and exporters for our supply of green coffee. We believe, based on relationships established with our suppliers, the risk of non-delivery on such purchase commitments is remote.

To help ensure the future supply of high-quality green coffee and to reinforce our leadership role in the coffee industry, Starbucks operates ten farmer support centers, including our China Farmer Support Center located in the Yunnan Province of this high-growth market. Farmer support centers are staffed with agronomists and sustainability experts who work with coffee farming communities to promote best practices in coffee production designed to improve both coffee quality and yields and agronomy support to address climate change and other impacts.

In addition to coffee, we also purchase significant amounts of dairy, particularly fluid milk, and to a lesser degree, plant-based dairy-free alternative products, such as oat milk and almond milk, to support the needs of our company-operated stores. We believe, based on relationships established with our dairy and plant-based dairy-free suppliers, that the risk of non-delivery of sufficient fluid milk and plant-based dairy-free alternatives to support our stores generally is remote.

Products other than whole bean coffees and coffee beverages sold in Starbucks stores include tea and a number of ready-to-drink beverages that are purchased from several specialty suppliers, usually under long-term supply contracts. Food products, such as pastries, breakfast sandwiches and lunch items, are purchased from national, regional and local sources. We also purchase a broad range of paper and plastic products, such as cups and cutlery, from several companies to support the needs of our retail stores as well as our manufacturing and distribution operations. We are also expanding our use of reusable packaging to reduce landfill waste. We believe, based on relationships established with these suppliers and manufacturers, that the risk of non-delivery of sufficient amounts of these items generally is remote.

Competition

Our primary competitors for coffee beverage sales are specialty coffee retailers and shops. We believe that our customers choose among specialty coffee retailers and shops primarily on the basis of product quality, brand reputation, service and convenience, as well as price. We continue to experience direct competition from large competitors in the quick-service restaurant sector and the ready-to-drink coffee beverage market, in addition to both well-established and start-up companies in many international markets. We also compete with restaurants and other specialty retailers for prime retail locations and qualified personnel to operate both new and existing stores.

Our coffee and tea products sold through our Channel Development segment compete directly against specialty coffees and teas sold through grocery stores, warehouse clubs, specialty retailers, convenience stores and foodservice accounts and compete indirectly against all other coffees and teas on the market.

Trademarks, Copyrights, Patents and Domain Names

Starbucks owns and has applied to register numerous trademarks and service marks in the U.S. and in other countries throughout the world. Some of our trademarks, including Starbucks, the Starbucks logo, Starbucks Reserve and Frappuccino are of material importance. The duration of trademark registrations varies from country to country. However, trademarks are generally valid and may be renewed indefinitely as long as they are in use and/or their registrations are properly maintained.

We own numerous copyrights for items such as product packaging, promotional materials, in-store graphics and training materials. We also hold patents on certain products, systems and designs which have an average remaining useful life of approximately five years. In addition, Starbucks has registered and maintains numerous Internet domain names, including "Starbucks.com," "Starbucks.net" and "Starbucksreserve.com."

Seasonality and Quarterly Results

Our business is subject to moderate seasonal fluctuations, of which our second fiscal quarter typically experiences lower revenues and operating income. Additionally, as Starbucks Cards are issued to and loaded by customers during the holiday season, we tend to have higher cash flows from operations during the first quarter of the fiscal year. However, since revenues from Starbucks Cards are recognized upon redemption and not when cash is loaded onto the Card, the impact of seasonal fluctuations on the consolidated statements of earnings is much less pronounced. As a result of moderate seasonal fluctuations, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

Government Regulation

As a company with global operations, we are subject to the laws and regulations of the United States and the multiple foreign jurisdictions in which we operate as well as the rules, reporting obligations and interpretations of all such requirements and obligations by various governing bodies, which may differ among jurisdictions. In addition, changes to such laws, regulations, rules, reporting obligations and related compliance obligations could result in significant costs but are not expected to have a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

Available Information

Starbucks Annual Report on Form 10-K reports, along with all other reports and amendments filed with or furnished to the Securities and Exchange Commission (the "SEC"), are publicly available free of charge on the Investor Relations section of our website at investor.starbucks.com as soon as reasonably practicable after these materials are filed with or furnished to the SEC. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. We also use our website as a tool to disclose important information about the company and comply with our disclosure obligations under Regulation Fair Disclosure. Our corporate governance policies, code of ethics and Board committee charters and policies are also posted on the Investor Relations section of Starbucks website. The information on our website (or any webpages referenced in this Annual Report on Form 10-K) is not part of this or any other report Starbucks files with, or furnishes to, the SEC.

Item 1A. *Risk Factors*

You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Conditions and Results of Operations section, the Quantitative and Qualitative Disclosures About Market Risk section and the consolidated financial statements and related notes. If any of the risks and uncertainties described in the cautionary factors described below actually occur or continue to occur, our business, financial condition and results of operations and the trading price of our common stock could be materially and adversely affected. The considerations and risks that follow are organized within relevant headings but may be relevant to other headings as well. Moreover, the risks below are not the only risks we face and additional risks not currently known to us or that we presently deem immaterial may emerge or become material at any time and may negatively impact our business, reputation, financial condition, results of operations or the trading price of our common stock. It is not possible for management to predict all such risks, nor can it assess the impact of all such risks on Starbucks business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Risks Related to Brand Relevance and Brand Execution

• *Our success depends substantially on the value of our brands and failure to preserve their value could have a negative impact on our financial results.*

We believe we have built an excellent reputation globally for the quality of our products, for delivery of a consistently positive consumer experience and for our global social and environmental impact programs. The Starbucks brand is recognized throughout most of the world, and we have received high ratings in global brand value studies. To be successful in the future, particularly outside of the U.S. where the Starbucks brand and our other brands are less well-known, we believe we must preserve, grow and leverage the value of our brands across all sales channels. Brand value is based in part on consumer perceptions on a variety of subjective qualities.

Erosion of trust in our brand value can be caused by isolated or recurring incidents originating both from us or our business partners, or from external events. Such incidents can potentially trigger boycotts of our stores or result in civil or criminal liability and can have a negative impact on our financial results. Incidents that can erode trust in our brand value include actual or perceived breaches of privacy or violations of domestic or international privacy laws, contaminated food, product recalls, store employees or other food handlers infected with communicable diseases, safety-related incidents or other potential incidents discussed in this risk factors section. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation. Consumer demand for our products and our brand value could diminish significantly if we, our employees, licensees or other business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, racially-biased, unequal, inequitable or socially irresponsible manner, including with respect to the sourcing, content or sale of our products, service and treatment of customers at Starbucks stores, treatment of employees, including our responses to unionization efforts, or the use of customer data for general or direct marketing or other purposes. Furthermore, if we are not effective in making sufficient progress toward our social and environmental program goals or in executing on our Reinvention Plan, consumer trust in our brand may suffer, and this perception could result in negative publicity or litigation. Additionally, if we fail to comply with laws and regulations, take controversial positions or actions or fail to deliver a consistently positive consumer experience in each of our markets, including by failing to invest in the right balance of wages and benefits to attract and retain employees that represent the brand well or to foster an inclusive and diverse environment, our brand value may be diminished.

The ongoing relevance of our brand may depend on making sufficient progress toward our social and environmental program goals as well as the successful execution of the Reinvention Plan, each of which requires company-wide coordination and alignment. We are working to manage risks and costs to us, our licensees and our supply chain of any effects of climate change as well as diminishing energy and water resources. These risks include any increased public focus, including by governmental

and nongovernmental organizations, on these and other environmental sustainability matters, including packaging and waste, animal health and welfare, deforestation and land use. These risks may also include any increased pressure to make commitments or set goals and take actions to meet them, which could expose us to market, operational and execution costs or risks. Some third parties may object to the scope or nature of our social and environmental program initiatives or goals, or any revisions to these initiatives or goals, which could give rise to negative responses by governmental actors (such as retaliatory legislative treatment) or consumers (such as boycotts or negative publicity campaigns) that could adversely affect our brand value.

- *We may not be successful in our marketing, promotional and advertising plans and pricing strategies.*

Our continued success depends in part on our ability to adjust our marketing, promotional and advertising plans and pricing strategy to respond quickly and effectively to shifting economic and competitive conditions as well as evolving customer preferences. We operate in a complex and costly marketing, promotional and advertising environment. Competition to attract and retain high-quality marketing partners and endorsers has increased. Our decisions to collaborate or to cease collaborating with certain endorsers or marketing partners in light of actions taken or statements made by them could seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. Our marketing, promotional and advertising programs may not be successful in reaching consumers in the way we intend. Our success depends in part on whether the allocation of our advertising, promotional and marketing resources across different channels, including digital, allows us to reach consumers effectively and efficiently, and in ways that are meaningful to them. If the advertising, promotional and marketing programs or our pricing strategies are not successful, or are not as successful as those of our competitors, our sales and market share could decrease.

Finally, consumers are focusing more on sustainability and the environmental impacts of operations, as well as the alignment of Starbucks actions with its stated mission, values and promises. An inability to meet consumer expectations with respect to these issues could adversely affect our financial results.

Risks Related to Our Business

- *If our business partners and third-party providers do not satisfactorily fulfill their responsibilities and commitments, it could damage our brand and our financial results could suffer.*

Our global business strategy, including our plans for new stores, branded products and other initiatives, relies significantly on a variety of business partners, including licensee and joint venture relationships, third-party manufacturers, distributors and retailers, particularly for our entire global Channel Development business. Licensees, retailers and foodservice operators are often authorized to use our logos and provide branded food, beverage and other products directly to customers. We believe our customers expect the same quality of service regardless of whether they visit a licensed or company-operated store, so we provide training and support to, and monitor the operations of, certain of these licensees and other business partners. However, the product quality and service they deliver may still be diminished by any number of factors beyond our control, including financial constraints or solvency, adherence to sanitation protocols and guidance, labor shortages and other factors. We do not have direct control over our business partners and may not have visibility into their practices.

We also source our food, beverage and other products from a wide variety of domestic and international business partners, and in certain cases such products are produced or sourced by our licensees directly. We do not monitor the quality of non-Starbucks products served by foodservice operators we have authorized to use our logos and provide branded products as part of their foodservice business. Additionally, inconsistent uses of our brand and other of our intellectual property assets, as well as failure to protect our intellectual property, can erode consumer trust and our brand value and have a material negative impact on our financial results.

- *Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business.*

Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and beverage processing, grocery and quick-service restaurant sectors. Any report linking us to such instances could severely hurt our sales and could possibly lead to product liability claims, litigation (including class actions), temporary store closures, or other adverse consequences. Clean water is critical to the preparation of coffee, tea and other beverages, as well as ice for our cold beverages, and our ability to ensure adequate supplies of clean water and ice to our stores can be limited, particularly in some international locations. We are also continuing to incorporate more products in our food and beverage lineup that require freezing or refrigeration, which increases the risk of food safety related incidents if correct temperatures are not maintained due to mechanical malfunction or human error.

We also face risk by relying on third-party food suppliers to provide and transport ingredients and finished products to our stores. The product quality and service they deliver may be diminished by any number of factors beyond our control and it may be difficult to detect contamination or other defects in these products. There is greater risk from those we do not monitor, or do not monitor as closely. Furthermore, stemming from the COVID-19 pandemic, there are stricter health regulations and guidelines and increased public concern over food safety standards and controls. Potential food safety incidents, whether at our stores or involving our business partners, could lead to wide public exposure, which could materially harm our business.

In addition, instances of food or beverage-safety issues, even those involving solely the restaurants or stores of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could adversely affect our sales on a regional or global basis by resulting in negative publicity about us or the foodservice industry in general. A decrease in customer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our stores, product recalls, viral-contaminated food or beverage claims or other food or beverage-safety claims or litigation, could materially harm our business and results of operations.

- ***We may not be successful in implementing important strategic initiatives or effectively managing growth, which may have an adverse impact on our business and financial results.***

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations or that they will generate expected returns, which may result in an adverse impact on our business and financial results. These strategic initiatives, which include our Reinvention Plan, are designed to create growth, improve our results of operations and drive long-term shareholder value, and include:

- being an employer of choice and investing in employees to deliver a superior customer experience;

- building our leadership position around coffee;

- driving convenience, brand engagement and digital relationships through our mobile, loyalty, delivery and digital capabilities both domestically and internationally;

- simplifying store administrative tasks to allow store partners to better engage with customers;

- increasing the scale of the Starbucks store footprint with disciplined global expansion and introducing flexible and unique store formats, including the accelerated development of alternative store formats (such as Starbucks Pickup stores, Starbucks Now stores and curbside pickup);

- adjusting rapidly to changing customer preferences and behaviors as a result of the COVID-19 pandemic, changing economic conditions, increased global interest rates and inflation;

- moving to a more licensed store model in certain markets and a more company-operated model in other markets;

- creating new occasions in stores across all dayparts with new product offerings, including our growing lunch food and beverage product lineup;

- continuing the global growth of our Channel Development business through our supply, distribution and licensing agreements with Nestlé and other Channel Development business partners;

- delivering continued growth in our cold beverage business;

- working to address the potential effects of climate change and the sustainability of our business; and

- reducing our operating costs, particularly general and administrative expenses.

In addition to other factors listed in this risk factors section, factors that may adversely affect the successful implementation of these initiatives, which could have a material adverse impact on our business and financial results, include the following:

- imposition of additional taxes by jurisdictions, such as on certain types of beverages or based on number of employees;

- construction cost increases associated with new store openings and remodeling of existing stores; delays in store openings for reasons beyond our control, such as potential shortages of materials and labor and delays in permits, or a lack of desirable real estate locations available for lease at reasonable rates, either of which could keep us from meeting annual store opening targets in the U.S. and internationally;

- governmental regulations or other health guidelines concerning operations of stores, including due to public health emergencies;

- not successfully scaling our supply chain infrastructure as our product offerings increase and as we continue to expand, including our emphasis on a broad range of high-quality food offerings;

- not successfully adapting to customer or market factors affecting our supply chain as we work to address sustainability and climate change;

- the deterioration in our credit ratings, which could limit the availability of additional financing and increase the cost of obtaining financing to fund our initiatives; and

- geopolitical instability and international conflicts.

Effectively managing growth can be challenging, particularly as we continue to expand in international markets where we must balance the need for flexibility and a degree of autonomy for local management against the need for consistency with our goals, policies and standards. If we are not successful in implementing our strategic initiatives, or, in the event we undertake large acquisitions, integrations and divestitures, we may be required to evaluate whether certain assets, including goodwill and other intangibles, have become impaired. In the event we record an impairment charge, it could have a material impact on our financial results.

- ***Evolving consumer preferences and tastes may adversely affect our business.***

Our continued success depends on our ability to attract and retain customers. Our financial results could be adversely affected by a shift in consumer spending away from outside-the-home food and beverages (such as a reduction in discretionary spending as a result of the resumption of student loan payments); lack of customer acceptance of new products (including due to price increases necessary to cover the costs of new products or higher input costs), brands (such as the global expansion of the Starbucks brand) and platforms (such as features of our mobile technology, changes in our loyalty rewards programs and our delivery services initiatives); or customers reducing their demand for our current offerings as new products are introduced. In addition, some of our products contain caffeine, dairy products, sugar and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion of linkages to a variety of adverse health effects. Particularly in the U.S., there is increasing consumer awareness of health risks, including obesity, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. An unfavorable report on the health effects of caffeine or other compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of food and beverage components, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our beverages and food products and could materially harm our business and results of operations. Our financial results have been, and could continue to be, adversely affected by changes in macroeconomic conditions, including increases in real estate costs in certain domestic and international markets, inflationary pressures and changes in prevailing interest rates, disruptions to our supply chain, changes in governmental rules and approaches to taxation, and fluctuations in foreign currency exchange rates. Such changes could affect consumer behavior and their ability or willingness to spend discretionary income on our products. Furthermore, our financial results have been and could continue to be adversely affected by the persisting impacts of the COVID-19 pandemic, including the disruption of customer routines, changes to employer "work-from-home" policies and changes in consumer behavior and the ability or willingness to spend discretionary income on our products.

Risks Related to Operating a Global Business

- ***We are highly dependent on the financial performance of our North America operating segment.***

Our financial performance is highly dependent on our North America operating segment, which comprised approximately 74% of consolidated total net revenues in fiscal year 2023. If the North America operating segment revenue trends slow or decline, especially in our U.S. market, our other segments may be unable to make up any significant shortfall and our business and financial results could be adversely affected. And because the North America segment is relatively mature and produces the large majority of our operating cash flows, such a slowdown or decline could result in reduced cash flows for funding the expansion of our international businesses and other initiatives and for returning cash to shareholders.

- ***We are increasingly dependent on the success of certain international markets in order to achieve our growth targets.***

Our future growth increasingly depends on the growth and sustained profitability of certain international markets. Some or all of our international market business units ("MBUs"), which we generally define by the countries in which they operate, may not be successful in their operations or in achieving expected growth, which ultimately requires achieving consistent, stable net revenues and earnings. The performance of these international operations may be adversely affected by economic downturns in one or more of the countries in which our large MBUs operate. A decline in performance of one or more of our significant international MBUs could have a material adverse impact on our consolidated results.

The International segment is a significant profit center driving our global returns, along with our North America segment. In particular, our China MBU contributes meaningfully to both consolidated and International net revenues and operating income. China is expected to be our fastest growing market in terms of percentage growth, our second largest market overall and 100% company-owned. Due to the significance of our China market for our profit and growth, we are exposed to risks in China, including the risks mentioned elsewhere and the following:

- the effects of current U.S.-China relations, including rounds of tariff increases and retaliations and increasing restrictive regulations, potential boycotts and increasing anti-Americanism;

- escalating U.S.-China tension and increasing political sensitivities in China;

- the lingering effects of the COVID-19 pandemic and related governmental regulations and restrictions on our operations in China;

- entry of new competitors to the specialty coffee market in China;

- changes in economic conditions in China and potential negative effects to the growth of its middle class, wages, labor, inflation, discretionary spending and real estate and supply chain costs;

- ongoing government regulatory reform, including relating to public health, food safety, tariffs and tax, sustainability and responses to climate change, which result in regulatory uncertainty as well as potential significant increases in compliance costs;

- data-privacy and cybersecurity risks unique to the conduct of business in China; and

- food-safety related matters, including compliance with food-safety regulations and ability to ensure product quality and safety.

Additionally, some factors that will be critical to the success of our international operations overall are different than those affecting our U.S. stores and licensees. Tastes naturally vary by region, and consumers in some MBUs may not embrace our products to the same extent as consumers in the U.S. or other international markets. Occupancy costs and store operating expenses can be higher internationally than in the U.S. due to higher rents for prime store locations or costs of compliance with country-specific regulatory requirements. Because many of our international operations are in an early phase of development, operating expenses as a percentage of related revenues are often higher compared to more developed operations.

- *We face risks as a global business that could adversely affect our financial performance.*

We operate in 86 markets globally. Our international operations are also subject to additional inherent risks of conducting business abroad, such as:

- foreign currency exchange rate fluctuations, or requirements to transact in specific currencies;

- changes or uncertainties in economic, legal, regulatory, social and political conditions in our markets, as well as negative effects on U.S. businesses due to increasing anti-American sentiment in certain markets;

- interpretation and application of laws and regulations, including tax, tariffs, labor, merchandise, anti-bribery and privacy laws and regulations;

- restrictive actions of foreign or U.S. governmental authorities affecting trade and foreign investment, especially during periods of heightened tension between the U.S. and such foreign governmental authorities, including protective measures such as export and customs duties and tariffs, government intervention favoring local competitors and restrictions on the level of foreign ownership;

- import or other business licensing requirements;

- the enforceability of intellectual property and contract rights;

- limitations on the repatriation of funds and foreign currency exchange restrictions due to current or new U.S. and international regulations;

- in developing economies, the growth rate in the portion of the population achieving sufficient levels of disposable income may not be as fast as we forecast;

- difficulty in staffing, developing and managing foreign operations and supply chain logistics, including ensuring the consistency of product quality and service, due to governmental actions affecting supply chain logistics, distance, language and cultural differences, as well as challenges in recruiting and retaining high-quality employees in local markets;

- local laws that make it more expensive and complex to negotiate with, retain or terminate employees;

- local regulations, health guidelines and safety protocols affecting our operations; and

- delays in store openings for reasons beyond our control, competition with locally relevant competitors or a lack of desirable real estate locations available for lease at reasonable rates, any of which could keep us from meeting annual store opening targets and, in turn, negatively impact net revenues, operating income and earnings per share.

Moreover, many of the foregoing risks are particularly acute in developing countries, which are important to our long-term growth prospects. An inability to manage effectively the risks associated with our international operations could adversely affect our business and financial results.

- ***Our reliance on key business partners may adversely affect our business and operations.***

The growth of our business relies on the ability of our licensee partners to implement our growth platforms and product innovations as well as on the degree to which we are able to enter into, maintain, develop and negotiate appropriate terms and conditions of, and enforce, commercial and other agreements and the performance of our business partners under such agreements. Our international licensees may face capital constraints or other factors that may limit the speed at which they are able to expand and develop in a certain market. Our Channel Development business is heavily reliant on Nestlé, which has the right to sell and distribute our packaged goods and foodservice products to retailers and operators, with few exceptions. If Nestlé fails to perform its distribution and marketing commitments under our agreements and/or fails to support, protect and grow our brand in Channel Development, our Channel Development business could be adversely impacted for a period of time, present long-term challenges to our brand, limit our ability to grow our Channel Development business and have a material adverse impact on our business and financial results. Additionally, the growth of our Channel Development business is in part dependent on the level of discretionary support provided by our retail and licensed store businesses.

There are generally a relatively small number of licensee partners operating in specific markets. If they are not able to access sufficient funds or financing, or are otherwise unable or unwilling to successfully operate and grow their businesses, it could have a material adverse effect on our results in the applicable markets.

Risks Related to Supply Chain

- ***Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.***

The availability and prices of coffee beans and other commodities are subject to significant volatility. We purchase, roast and sell high-quality whole bean arabica coffee beans and related coffee products. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period and other negotiated terms are agreed upon, but the date, and therefore price, at which the base "C" coffee commodity price component will be fixed has not yet been established.

The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather, water supply quality and availability throughout the coffee production chain, natural disasters, crop disease and pests, general increase in farm inputs and costs of production, inventory levels, political and economic conditions and the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Climate change may further exacerbate many of these factors. Speculative trading in coffee commodities can also influence coffee prices. For example, extreme weather conditions such as drought or frost in Brazil have impacted coffee prices in the past, and in the likely event that such weather conditions were to reoccur in the future, they would have similar consequences on coffee price volatility. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices and hedging activities, increases in the cost of high-quality arabica coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or due to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have a material adverse impact on our business operations and financial performance.

We also purchase significant amounts of dairy products, particularly fluid milk, and to a lesser degree, plant-based dairy-free alternative products, such as oat milk and almond milk, to support the needs of our company-operated retail stores. Additionally, other commodities, including tea and those related to food and beverage inputs, such as cocoa, produce, baking ingredients, meats, eggs and energy, as well as the processing of these inputs, are important to our operations. Increases in the cost of dairy products and other commodities, or lack of availability, whether due to supply shortages, delays or interruptions in processing, or otherwise, especially in international markets, could have a material adverse impact on our profitability. Similarly, increases in the cost of, or lack of availability, whether due to supply shortages, delays or interruptions in the processing of plant-based alternatives could have a material adverse impact on our profitability.

- *Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.*

Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of any of our roasting plants, interruptions in service by our third-party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, pandemics, social or labor unrest, labor shortages, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations, and in certain cases are produced or sourced by our licensees directly. We rely on these suppliers to provide high-quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge as we increase our fresh and prepared food offerings, especially with respect to goods sourced from outside the U.S. and from countries or regions with diminished infrastructure, developing or failing economies or which are experiencing political instability or social unrest. For certain products, we may rely on one or very few suppliers. A supplier's failure to meet our standards, provide products in a timely and efficient manner or comply with applicable laws is beyond our control. These issues could have a material negative impact on our business and profitability.

Risks Related to Macroeconomic Conditions

- *Our financial condition and results of operations are subject to, and may be adversely affected by, a number of macroeconomic and other factors, many of which are also largely outside our control.*

Our operating results have been in the past and will continue to be subject to a number of macroeconomic and other factors, many of which are largely outside our control. Any one or more of the factors listed below or described elsewhere in this risk factors section could have a material adverse impact on our business, financial condition and/or results of operations:

- increases in real estate costs in certain domestic and international markets;

- inflationary pressures and changes in prevailing interest rates;

- disruptions to our supply chain;

- changes in governmental rules and approaches to taxation;

- fluctuations in foreign currency exchange rates;

- adverse outcomes of litigation;

- severe weather or other natural or man-made disasters affecting a large market or several closely located markets that may temporarily but significantly affect our retail business in such markets;

- changes in climate, including changes to the frequency or severity of extreme weather events, that impact the price and availability or cost of goods and services, energy and other materials throughout our supply chain; and

- especially in our largest markets, including the U.S. and China, labor discord or disruption, geopolitical events, war, terrorism (including incidents targeting us), political instability, acts of public violence, boycotts, increasing anti-American sentiment in certain markets, hostilities and social unrest and health pandemics that lead to avoidance of public places or restrictions on public gatherings such as in our stores.

Unfavorable economic conditions could also adversely affect our suppliers and licensees, who in turn could experience cash flow problems, more costly or unavailable financing, credit defaults and other financial hardships. This could lead to supplier or licensee insolvency, increase our bad debt expense, or cause us to increase the levels of unsecured credit that we provide to suppliers and licensees. Further, if any of our licensees becomes insolvent this could result in our exit from a particular market, and negatively impact our reputation. For example, one of our licensees is experiencing financial solvency issues, which may require the Company to expend capital resources to help fund their operating expenses in the short term.

- *Economic conditions in the U.S. and international markets could adversely affect our business and financial results.*

As a retailer that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in or uncertainty about macroeconomic conditions. A continued economic downturn or recession, or slowing or stalled recovery therefrom, may have a material adverse effect on our business, financial condition or results of operations. Our customers may have or in the future have less money for discretionary purchases and may stop or reduce their purchases of our products or switch to Starbucks or competitors' lower-priced products as a result of various factors, including job losses, inflation, changes in prevailing interest rates, higher taxes, reduced access to credit, changes in federal economic policy, a global health pandemic, international trade disputes or geopolitical instability. We may also experience a reduction and increased volatility in demand for our products in connection with a global health pandemic. For example, in China, reductions and continuing volatility in

that market may be caused by, among other things: store closures or modified operating hours and business model, reduced customer traffic due to illness, quarantine or government or self-imposed restrictions placed on our stores' operations, impacts caused by precautionary measures such as those related to face coverings and vaccinations and changes in consumer spending behaviors, including those caused by social distancing, a decrease in consumer confidence in general macroeconomic conditions and a decrease in consumer discretionary spending. Decreases in customer traffic and/or average value per transaction without a corresponding decrease in costs would put downward pressure on margins and would negatively impact our financial results. There is also a risk that if negative economic conditions or uncertainty persist for a long period of time or worsen, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis or enduring changes in behavior that precipitate a more general downturn in the restaurant industry. These and other macroeconomic factors could have an adverse effect on our sales, profitability or development plans, which could harm our results of operations and financial condition.

- *Failure to meet market expectations for our financial performance and fluctuations in the stock market as a whole will likely adversely affect the market price and volatility of our stock.*

Failure to meet market expectations going forward, particularly with respect to our operational and financial results, and expectations regarding the success of our Reinvention Plan and related guidance, environmental performance and shareholder returns, will likely result in a decline and/or increased volatility in the market price of our stock. In addition, price and volume fluctuations in the stock market as a whole may affect the market price of our stock in ways that may be unrelated to our financial performance.

Risks Related to Human Capital

- *Changes in the availability of and the cost of labor could adversely affect our business.*

Our business could be adversely impacted by increases in labor costs, including wages and benefits, which, in a retail business such as ours, are two of our most significant costs, both domestically and internationally, including those increases triggered by state and federal legislation and regulatory actions regarding wages, scheduling and benefits; increased healthcare and workers' compensation insurance costs; and increased wages and costs of other benefits necessary to attract and retain high-quality employees with the right skill sets. The growth of our business can make it increasingly difficult to locate and hire sufficient numbers of employees, to maintain an effective system of internal controls for a globally dispersed enterprise and to train employees worldwide to deliver a consistently high-quality product and customer experience, which could materially harm our business and results of operations. Furthermore, we have experienced, and could continue to experience, a shortage of labor for store positions, and the increased availability of alternative telecommuting employment options by other employers could decrease the pool of available qualified talent for key functions. In addition, our wages and benefits programs may be insufficient to attract and retain the best talent.

Starting in September 2021, Starbucks partners at a number of company-operated stores sought union representation through elections conducted by the authorities. Unions have secured representation rights at a number of these stores, with potentially more to follow.

The law places limitations on unilateral actions taken with respect to employees who are represented by unions because in certain circumstances the law requires the employer to notify and to bargain with the union prior to making certain operational or other changes that may affect employee wages, hours or other terms and conditions of employment. These limitations could negatively affect our costs, change our employee culture, and decrease our flexibility. They also present the potential to disrupt our current operational model by affecting our ability to fully implement operational changes to enhance our efficiency and adapt to changing business needs.

Moreover, we have experienced job actions in some company-operated stores. Such job actions and work stoppages have the potential to negatively impact our operations, third-party providers upon whom we rely to deliver product, our sales, and our costs.

Additionally, our position with respect to unions and the unionization of partners could negatively impact how our brand is perceived and have adverse effects on our business, including on our financial results. These positions could also expose us to legal risk, causing us to incur costs to defend legal and regulatory actions, potential penalties and restrictions, and reputational harm.

- *The loss of key personnel or difficulties recruiting and retaining qualified personnel or effectively managing changes in our workforce could adversely impact our business and financial results.*

Much of our future success depends on the continued availability and service of key personnel and employees. The loss of any of our executive officers or other key senior management personnel could harm our business. Our success also depends substantially on the contributions and abilities of our retail store employees upon whom we rely to give customers a superior in-

store experience and elevate our brand. Accordingly, our performance depends on our ability to recruit and retain high-quality management personnel and other employees to work in and manage our stores, both domestically and internationally. Our ability to do so has been and may continue to be impacted by challenges in the labor market, which has experienced and may continue to experience wage inflation, labor shortages, increased employee turnover, changes in availability of our workforce and a shift toward remote or hybrid work arrangements. Our ability to attract and retain corporate, retail and other personnel is also acutely impacted in certain international and domestic markets where the competition for a relatively small number of qualified employees is intense or in markets where large high-tech companies are able to offer more competitive salaries and benefits. Additionally, there is intense competition for qualified technology systems developers necessary to develop and implement new technologies for our growth initiatives, including increasing our digital relationships with customers. If we are unable to recruit, retain and motivate employees sufficiently to maintain our current business and support our projected growth, our business and financial performance may be adversely affected.

Risks Related to Competition

- *We face intense competition in each of our channels and markets, which could lead to reduced profitability.*

The specialty coffee market is intensely competitive, including with respect to product quality, innovation, service, convenience, such as delivery service and mobile ordering, and price, and we face significant and increasing competition in all of these areas in each of our channels and markets. Accordingly, we do not have leadership positions in all channels and markets. In the U.S., the ongoing focus by large competitors in the quick-service restaurant sector on selling high-quality specialty coffee beverages could lead to decreases in customer traffic to Starbucks® stores and/or average value per transaction adversely affecting our sales and results of operations. Similarly, continued competition from well-established competitors, or competition from large new entrants or well-funded smaller companies, in our domestic and international markets could hinder growth and adversely affect our sales and results of operations in those markets. Many small competitors also continue to open coffee specialty stores in many of our markets across the world, which in the aggregate may also lead to significant decreases of customer traffic to our stores in those markets. Increased competition globally in packaged coffee and tea and single-serve and ready-to-drink coffee beverage markets, including from new and large entrants to this market, could adversely affect the profitability of the Channel Development segment. In addition, not all of our competitors may seek to establish environmental or sustainability goals at a comparable level to ours, which could result in lower supply chain or operating costs for our competitors. We may incur increased costs associated with reducing carbon dioxide and other greenhouse gas emissions, reducing the use of plastic or imposing performance obligations on our suppliers that could increase financial obligations for us and our business partners and could affect our profitability. Additionally, if we are unable to respond to consumer demand for healthy beverages and foods, or our competitors respond more effectively, this could have a negative effect on our business. Furthermore, declines in general consumer demand for specialty coffee products for any reason, including due to consumer preference for other products, flattening demand for our products, changed customer daily routines or traffic to stores, or changed customer spending behaviors due to challenging economic conditions, could have a negative effect on our business.

Risks Related to Environmental, Social and Governance Matters

- *Climate change may have an adverse impact on our business.*

We recognize that there are inherent climate-related risks wherever business is conducted. For example, as we noted above, the supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather and water supply quality and availability, which factors may be caused by or exacerbated by climate change. Climate change may also result in decreased availability, less favorable pricing, or other adverse consequences for non-coffee inputs in our products. In particular, climate change may affect the availability of water in the markets in which we operate and expect to operate and elsewhere in our supply chain, which could have adverse impacts on our business. We operate in 86 markets globally. Our properties and operations may be vulnerable to the adverse effects of climate change, which are predicted to increase the frequency and severity of extreme weather events and other natural cycles such as wildfires and droughts. Such events have the potential to disrupt our operations, cause store closures, disrupt the business of our third-party suppliers and impact our customers, all of which may cause us to suffer losses and additional costs to maintain or resume operations.

- *Our business is subject to evolving corporate governance and public disclosure regulations and expectations, including with respect to environmental, social and governance matters, that could expose us to numerous risks.*

We are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by Congress, making compliance more difficult and uncertain. In addition, increasingly regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related

disclosures. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, and similar proposals by other international regulatory bodies. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress toward those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. If we are unable to meet our ESG-related goals or evolving stakeholder or industry expectations and standards, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, customers and consumers may choose to stop purchasing our products or purchase products from another company or a competitor, and our reputation, business or financial condition may be adversely affected. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

In addition, we could be criticized by ESG detractors for the scope or nature of our ESG initiatives or goals or for any revisions to these goals. We could also be subjected to negative responses by governmental actors (such as anti-ESG legislation or retaliatory legislative treatment) or consumers (such as boycotts or negative publicity campaigns) targeting Starbucks that could adversely affect our reputation, business, financial performance and growth.

Risks Related to Intellectual Property

- ***We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of our brand and our business.***

Our brand names, trademarks and related intellectual property rights are critical assets, and our success depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. It may be costly and time consuming to protect our intellectual property, and the steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business. In addition, we cannot ensure that licensees will not take actions that adversely affect the value of our intellectual property.

Risks Related to Cybersecurity and Data Privacy

- ***Failure to maintain satisfactory compliance with certain privacy and data protections laws and regulations may subject us to substantial negative financial consequences, reputational harm and civil or criminal penalties.***

Complex local, state, national, foreign and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations and enforcement. In addition, our legal and regulatory obligations in jurisdictions outside the U.S. are subject to unexpected changes, including the potential for regulatory or other governmental entities to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations or to increase penalties significantly. Complying with these laws and regulations can be costly and can impede the development and offering of new products and services.

For example, Europe's General Data Protection Regulation ("GDPR") and the U.K. General Data Protection Regulation (which implements the GDPR into U.K. law), impose stringent data protection requirements and provide for significant penalties for noncompliance. In China, the Personal Information Protection Law ("PIPL"), has established personal information processing rules, data subject rights, and obligations for personal information processors, among other things. In addition to the PIPL, China's Data Security Law, regulates data processing activities associated with personal and non-personal data. Noncompliance

with these laws may result in significant civil and criminal penalties. Other newly enacted and proposed privacy and data protection laws in other jurisdictions served by Starbucks and its licensees may impose similar requirements, including restrictions on cross-border data transfers. Such laws may impact Starbucks business operations and increase the cost and expense of compliance.

In the United States, the California Consumer Privacy Act ("CCPA") requires, among other things, covered companies to provide new disclosures to California consumers and allows such consumers new abilities such as the right to opt-out of certain sales of personal information. The CCPA also provides for civil penalties for violations as well as a private right of action for data breaches that may increase data breach litigation. Further, the California Privacy Rights Act, which became effective in January 2023, significantly modified the CCPA and includes additional compliance obligations. Colorado, Connecticut and Virginia recently enacted similar data privacy legislation that has also gone into effect in 2023, and a new privacy law in Utah will go into effect at the end of 2023. In addition, a number of other states have passed or are considering additional privacy laws that are expected to take effect in the near future. These laws will require us to incur additional costs and expenses in our efforts to comply.

Privacy and data protection laws such as those referenced above may impact Starbucks operation and new business models, such as Starbucks Digital Solutions, which rely on Starbucks functioning as controller of customer personal information in licensed markets. As such, Starbucks may be primarily responsible for compliance with privacy and data protection laws in the markets served by participating licensees.

Our failure to comply with applicable laws and regulations or other obligations to which we may be subject relating to personal data, or to protect personal data from unauthorized access, use or other processing, could result in enforcement actions and regulatory investigations against us, claims for damages by customers and other affected individuals, fines and damage to our brand reputation, any of which could have a material adverse effect on our operations, financial performance and business. The amount and scope of insurance we maintain may not cover all types of claims that may arise.

- ***The unauthorized access, use, theft or destruction of customer or employee personal, financial or other data or of Starbucks proprietary or confidential information that is stored in our information systems or by third parties on our behalf could impact our reputation and brand and expose us to potential liability and loss of revenues.***

Many of our information technology systems (whether cloud-based or hosted in proprietary servers), including those used for our point-of-sale, web and mobile platforms, online and mobile payment systems, delivery services and rewards programs and administrative functions, contain personal, financial or other information that is entrusted to us by our customers, business partners and employees. Many of our information technology systems also contain Starbucks proprietary and other confidential information related to our business, such as business plans and product development initiatives and designs, and confidential information about third parties, such as licensees and business partners. Similar to many other retail companies and because of the prominence of our brand, we have in the past experienced, and we expect to continue to experience, cyber-attacks, including phishing, and other attempts to breach, or gain unauthorized access to, our systems and databases. To date, these attacks have not had a material impact on our operations, but we cannot provide assurance that they will not have an impact in the future. Our third-party providers' and business partners' information technology systems and databases are likewise subject to such risks. The number and frequency of these attempts varies from year to year but could be exacerbated to some extent by an increase in our digital operations. In addition, we provide some customer and employee data, as well as Starbucks proprietary information and other confidential information important to our business, to third parties to conduct our business, including licensees and business partners. Individuals performing work for Starbucks and such third parties also may access some of this data, including on personally-owned digital devices. To the extent we, a third party or such an individual were to experience a breach of our or their information technology systems that results in the unauthorized access, theft, use, destruction or other compromises of customers' or employees' data or confidential information of the Company stored in or transmitted through such systems, including through cyber-attacks or other external or internal methods, it could result in a material loss of revenues from the potential adverse impact to our reputation and brand, a decrease in our ability to retain customers or attract new ones, the imposition of potentially significant costs (including loss of data or payment for recovery of data) and liabilities, loss of business, loss of business partners and licensees and the disruption to our supply chain, business and plans. Unauthorized access, theft, use, destruction or other compromises are becoming increasingly sophisticated and may occur through a variety of methods, including attacks using malicious code, vulnerabilities in software, hardware or other infrastructure (including systems used by our supply chain), system misconfigurations, phishing or social engineering. The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Our logging capabilities, or the logging capabilities of third parties, are not always complete or sufficiently granular, affecting our ability to fully understand the scope of security breaches.

Such security breaches also could result in a violation of applicable U.S. and international privacy, cyber and other laws or trigger data breach notification laws, including new disclosure rules promulgated by the SEC, and subject us to private consumer, business partner or licensee or securities litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability. These risks also exist in acquired businesses, joint ventures or

companies we invest in or partner with that use separate information systems or that have not yet been fully integrated into our information systems.

Significant capital investments and other expenditures could also be required to investigate security incidents, remedy cybersecurity problems, recuperate lost data, prevent future compromises and adapt systems and practices to react to the changing threat environment. These include costs associated with notifying affected individuals and other agencies, additional security technologies, trainings, personnel, experts and credit monitoring services for those whose data has been breached. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred, including by interfering with the pursuit of other important business strategies and initiatives, and may not meaningfully limit the success of future attempts to breach our information technology systems.

Media or other reports of existing or perceived security vulnerabilities in our systems or those of our third-party business partners or service providers can also adversely impact our brand and reputation and materially impact our business. Additionally, the techniques and sophistication used to conduct cyber-attacks and compromise information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. The rapid evolution and increased adoption of artificial intelligence technologies amplifies these concerns. We continue to make significant investments in technology, third-party services and personnel to develop and implement systems and processes that are designed to anticipate cyber-attacks and to prevent or minimize breaches of our information technology systems or data loss, but these security measures cannot provide assurance that we will be successful in preventing such breaches or data loss.

- ***We rely heavily on information technology in our operations and growth initiatives, and any material failure, inadequacy, interruption or security failure of that technology could harm our ability to effectively operate and grow our business and could adversely affect our financial results.***

We rely heavily on information technology systems across our operations for numerous purposes including for administrative functions, point-of-sale processing and payment in our stores and online, management of our supply chain, Starbucks Cards, online business, delivery services, mobile technology, including mobile payments and ordering apps, reloads and loyalty functionality and various other processes and transactions, including providing Starbucks Digital Solutions to participating licensees, and many of these systems are interdependent on one another for their functionality. Many of our non-store employees continue to work on a remote or hybrid basis, which has resulted in increased demand on our information technology infrastructure. Additionally, the success of several of our initiatives to drive growth, including our ability to increase digital relationships with our customers to drive incremental traffic and spend, is highly dependent on our technology systems. Furthermore, we continue to expand convenience-led formats, which depend heavily on our mobile ordering capabilities. We also rely on third-party providers and platforms for some of these information technology systems and support. Additionally, our systems hardware, software and services provided by third-party service providers are not fully redundant within a market or across our markets. Our contractual and operational safeguards may not be effective in preventing the failure of these systems or platforms to operate effectively and be available. Such failures may be caused by various factors, including power outages, climate change-related impacts, catastrophic events, physical theft, computer and network failures, inadequate or ineffective redundancy, problems with transitioning to upgraded or replacement systems or platforms, flaws in third-party software or services, errors or improper use by our employees or third-party service providers, or a breach in the security of these systems or platforms, including through cyber-attacks such as those that result in the blockage of our or our third-party business partners' or service providers' systems and platforms and those discussed in more detail in this risk factors section. If our incident response, disaster recovery and business continuity plans do not resolve these issues in an effective and timely manner, they could result in an interruption in our operations and could cause material negative impacts to our product availability and sales, the efficiency of our operations and our financial results. In addition, remediation of any problems with our systems and related customer support could result in significant, unplanned expenses.

Risks Related to Pandemics or Epidemics

- ***Future health epidemics or pandemics could adversely affect our business and financial results.***

Health epidemics or pandemics have in the past and may in the future impact macroeconomic conditions, consumer behavior, labor availability and supply chain management, as well as local operations in impacted markets, all of which can adversely affect our business, financial results and outlook. Governmental responses to health epidemics or pandemics, including operational restrictions, can also affect the foregoing items and adversely affect our business and financial results. The duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance and effectiveness of preventative measures. A health epidemic or pandemic may also heighten other risks disclosed in these risk factors, including, but not limited to, those related to the availability and costs of labor and commodities, supply chain interruptions, consumer behavior, and consumer perceptions of our brand and industry.

Risks Related to Governmental and Regulatory Changes

• *Failure to comply with applicable laws and changing legal and regulatory requirements could harm our business and financial results.*

Our policies and procedures are designed to comply with all applicable laws, accounting and reporting requirements, tax rules and other regulations and requirements, including those imposed by the SEC, Nasdaq and foreign countries, as well as applicable trade, labor, healthcare, food and beverage, sanitation, safety, environmental, labeling, anti-bribery and corruption and merchandise laws. Such laws and regulations are complex and often subject to differing interpretations, which can lead to unintentional or unknown instances of non-compliance. Changes in the enforcement priorities of regulators may also shift the impact of applicable regulations on the business and the costs necessary to ensure compliance therewith, including through an expansion in the nature, scope or complexity of matters on which we are required to report. Changes in applicable environmental laws and regulations, including increased or additional regulations and associated costs to limit carbon dioxide and other greenhouse gas emissions, to discourage the use of plastic or to limit or impose additional costs on commercial water use, may result in increased compliance costs, capital expenditures, incremental investments and other financial obligations for us and our business partners, which could affect our profitability.

In addition, our business is subject to complex and rapidly evolving U.S. and international laws and regulations regarding data privacy and data protection, and companies are under increased regulatory scrutiny relating to these matters. The Federal Trade Commission and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The interpretation and application of existing laws and regulations regarding data privacy and data protection are in flux and authorities around the world are considering a number of additional legislative and regulatory proposals in this area. Current and future data privacy and data protection laws and regulations (including the GDPR and the CCPA, discussed in more detail in this risk factors section, and other applicable international and U.S. privacy laws), or new interpretations of existing laws and regulations, may limit our ability to collect and use data, require us to otherwise modify our data processing practices and policies or result in the possibility of fines, litigation or orders, which may have an adverse effect on our business and results of operations. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing and future laws and regulations, may also require us to incur substantial costs in reaching compliance in a manner adverse to our business.

The complexity of the regulatory environment in which we operate and the related costs of compliance are both increasing due to additional or changing legal and regulatory requirements, our ongoing expansion into new markets and new channels and the fact that foreign laws occasionally conflict with domestic laws. In addition to potential damage to our reputation and brand, failure by us or our business partners to comply with the various applicable laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in litigation, civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance and restatements of our financial statements and have an adverse impact on our business and financial results.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Not applicable.

Item 2. *Properties*

The material properties used by Starbucks in connection with its roasting, manufacturing, warehousing, distribution and corporate administrative operations, serving all segments, are as follows:

Location	Approximate Size in Square Feet	Purpose
York, PA	1,957,000	Roasting, warehousing and distribution
Seattle, WA	1,294,000	Corporate administrative
Minden, NV (Carson Valley)	1,080,000	Roasting, warehousing and distribution
Lebanon, TN	680,000	Warehousing and distribution
Kunshan, China	630,000	Roasting, warehousing and distribution
Kent, WA	510,000	Roasting and distribution
Auburn, WA	491,000	Warehousing and distribution
Shanghai, China	225,000	Corporate administrative

We own most of our roasting facilities and lease the majority of our warehousing and distribution locations. As of October 1, 2023, Starbucks had 19,592 company-operated stores, almost all of which are leased. We also lease space in various locations

worldwide for regional, district and other administrative offices, training facilities and storage. In addition to the locations listed above, we hold inventory at various locations managed by third-party warehouses. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

Item 3. *Legal Proceedings*

See Note 16, Commitments and Contingencies, to the consolidated financial statements included in Item 8 of Part II of this 10-K for information regarding certain legal proceedings in which we are involved.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for the Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

SHAREHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY

Starbucks common stock is traded on Nasdaq, under the symbol "SBUX."

As of November 10, 2023, we had approximately 18,000 shareholders of record. This does not include persons whose stock is in nominee or "street name" accounts through brokers.

Future decisions to pay comparable cash dividends continue to be at the discretion of the Board and will be dependent on our operating performance, financial condition, capital expenditure requirements and other factors that the Board considers relevant.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information regarding repurchases of our common stock during the quarter ended October 1, 2023.

Period [1]	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[3]
July 3, 2023 - July 30, 2023	—	$ —	—	45,720,818
July 31, 2023 - August 27, 2023	1,072,090	98.16	1,072,090	44,648,728
August 28, 2023 - October 1, 2023	2,059,067	95.39	2,059,067	42,589,661
Total	3,131,157	$ 96.34	3,131,157	

[1] Monthly information is presented by reference to our fiscal months during the fourth quarter of fiscal 2023.

[2] Share repurchases are conducted under our ongoing share repurchase program announced in September 2001, which has no expiration date, and for which the authorized number of shares has been increased by our Board numerous times, with our Board most recently authorizing the repurchase of up to an additional 40 million shares in March 2022.

[3] This column includes the total number of shares available for repurchase under the Company's ongoing share repurchase program. Shares under our ongoing share repurchase program may be repurchased in open market transactions, including pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, or through privately negotiated transactions. The timing, manner, price and amount of repurchases will be determined at our discretion and the share repurchase program may be suspended, terminated or modified at any time for any reason.

Performance Comparison Graph

The following graph depicts the total return to shareholders from September 30, 2018, through October 1, 2023, relative to the performance of the Standard & Poor's 500 Index, the Nasdaq Composite Index and the Standard & Poor's 500 Consumer Discretionary Sector, a peer group that includes Starbucks. All indices shown in the graph have been reset to a base of 100 as of September 30, 2018, and assume an investment of $100 on that date and the reinvestment of dividends paid since that date. The stock price performance shown in the graph is not necessarily indicative of future price performance.



	Sep 30, 2018	Sep 29, 2019	Sep 27, 2020	Oct 3, 2021	Oct 2, 2022	Oct 1, 2023
Starbucks Corporation	$ 100.00	$ 158.45	$ 154.26	$ 210.18	$ 160.32	$ 177.34
S&P 500	100.00	104.25	120.05	156.07	131.92	160.44
Nasdaq Composite	100.00	100.52	141.70	184.58	136.12	171.65
S&P Consumer Discretionary	100.00	102.36	131.93	157.19	124.35	141.47

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

Our fiscal year ends on the Sunday closest to September 30. All references to store counts, including data for new store openings, are reported net of related store closures, unless otherwise noted. Fiscal years 2023 and 2022 included 52 weeks. Fiscal year 2021 included 53 weeks, with the 53rd week falling in the fourth fiscal quarter.

The discussion of our financial condition and results of operations for the fiscal year ended October 3, 2021, included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") can be found in the Annual Report on Form 10-K for the fiscal year ended October 2, 2022.

Overview

We have three reportable operating segments: 1) North America, which is inclusive of the U.S. and Canada; 2) International, which is inclusive of China, Japan, Asia Pacific, Europe, Middle East and Africa, Latin America and the Caribbean; and 3) Channel Development. Non-reportable operating segments and unallocated corporate expenses are reported within Corporate and Other.

Our financial results and long-term growth model will continue to be driven by new store openings, comparable store sales and margin management. We believe these key operating metrics are useful to investors because management uses these metrics to assess the growth of our business and the effectiveness of our marketing and operational strategies. Throughout this MD&A, we commonly discuss the following key operating metrics:
- New store openings and store count
- Comparable store sales
- Operating margin

Starbucks results for fiscal 2023 demonstrate the overall strength of our brand. Consolidated revenues increased 12% to $36.0 billion in fiscal 2023 compared to $32.3 billion in fiscal 2022, primarily driven by strength in our U.S. business and growth in our International segment, partially offset by the impact of unfavorable foreign currency translation.

For both the North America segment and U.S. market, comparable store sales increased 9% for fiscal 2023 compared to an increase of 12% in fiscal 2022. Average ticket for both the North America segment and the U.S. market grew 6%, primarily driven by pricing in our U.S. market. The segment also experienced higher costs, primarily related to previously-committed investments in store partner wages and benefits and increased spend on partner training, as well as inflationary pressures on commodities and our supply chain. In fiscal 2022, we announced our Reinvention Plan in the U.S. market to increase efficiency while elevating the partner and customer experience. We believe the investments in partner wages and training have increased retention and in-store operational efficiencies while the acceleration of purpose-built store concepts and innovations in technologies have provided additional convenience and connection with our customers.

For the International segment, despite COVID-19 pandemic-related headwinds in China in the first half of the year, revenue grew 8% in fiscal 2023 compared to fiscal 2022, primarily driven by net new company-operated store openings and higher product sales to and royalty revenues from our licensees. Also contributing to the increase was a 5% increase in comparable store sales, driven by customer transactions, compared to a decrease of 9% in fiscal 2022. These increases were partially offset by the impact of unfavorable foreign currency translation.

Revenue for our Channel Development segment increased 3% in fiscal 2023 compared with fiscal 2022, primarily driven by higher Global Coffee Alliance product sales and royalty revenue and growth in our global ready-to-drink business. In fiscal 2023, we sold the assets associated with the Seattle's Best Coffee brand to Nestlé, which resulted in a pre-tax gain of $91.3 million.

We have seen the strength and resilience of our brand as well as strong customer demand across our portfolio, with revenue and operating margin growth in fiscal 2023. We expect to continue our trend of global new store growth in fiscal 2024, driven by a dynamic portfolio of store formats in the U.S. and leveraging the strength of our brand internationally. We anticipate continued benefits from increased sales leverage and pricing decisions as well as in-store operational efficiencies driven by our Reinvention Plan. We expect the inflationary pressures on commodities and supply chain that impacted fiscal 2023 to moderate in fiscal 2024, relative to the impact on our business and financial metrics, including operating margin. Absent global economic disruptions, and based on the current trend of our business operations and our focused efforts on the Reinvention Plan, we are confident in the strength of our brand and strategy for sustainable, profitable growth over the long-term.

Financial Highlights

- Total net revenues increased 12% to $36.0 billion in fiscal 2023 compared to $32.3 billion in fiscal 2022.

- Consolidated operating income increased to $5.9 billion in fiscal 2023 compared to $4.6 billion in fiscal 2022. Fiscal 2023 operating margin was 16.3% compared to 14.3% in fiscal 2022. Operating margin expansion of 200 basis points was primarily due to pricing (approximately 250 basis points), sales leverage (approximately 240 basis points) and in-store operational efficiencies (approximately 160 basis points). These increases were partially offset by previously-committed investments in store partner wages (approximately 250 basis points) and higher general and administrative expenses, primarily in support of our Reinvention Plan (approximately 130 basis points).

- Diluted earnings per share ("EPS") for fiscal 2023 increased to $3.58, compared to EPS of $2.83 in fiscal 2022. The increase was primarily driven by sales growth and in-store operational efficiencies. This increase was partially offset by previously-committed investments in store partner wages and higher general and administrative expenses, primarily in support of our Reinvention Plan.

- Capital expenditures were $2.3 billion in fiscal 2023 and $1.8 billion in fiscal 2022.

- We returned $3.4 billion to our shareholders in fiscal 2023 through share repurchases and dividends. We returned $6.3 billion in fiscal 2022 through share repurchases and dividends.

Acquisitions and Divestitures

See Note 2, Acquisitions, Divestitures and Strategic Alliance, to the consolidated financial statements included in Item 8 of Part II of this 10-K for information regarding acquisitions and divestitures.

RESULTS OF OPERATIONS — FISCAL 2023 COMPARED TO FISCAL 2022

Consolidated results of operations *(in millions)*:

Revenues

Fiscal Year Ended	Oct 1, 2023		Oct 2, 2022	% Change
Net revenues:				
Company-operated stores	$	29,462.3	$ 26,576.1	10.9 %
Licensed stores		4,512.7	3,655.5	23.4
Other		2,000.6	2,018.7	(0.9)
Total net revenues	$	**35,975.6**	$ **32,250.3**	**11.6 %**

Total net revenues increased $3.7 billion, or 12%, over fiscal 2022, primarily due to higher revenues from company-operated stores ($2.9 billion). The growth in company-operated store revenue was driven by an 8% increase in comparable store sales ($2.1 billion) attributed to a 5% increase in average ticket and 3% increase in comparable transactions. Also contributing were the incremental revenues from 1,339 net new Starbucks company-operated store openings, or a 7% increase, over the past 12 months ($1.2 billion). These increases were partially offset by the impact of unfavorable foreign currency translation ($555 million).

Licensed stores revenue increased $857 million, primarily driven by higher product and equipment sales to and royalty revenues from our licensees ($898 million), largely due to revenue growth from existing stores and the opening of 988 net new Starbucks licensed stores over the past 12 months, partially offset by the impact of unfavorable foreign currency translation ($64 million).

Other revenues decreased $18 million, primarily due to the absence of revenues from the Evolution Fresh business following its sale in the fourth quarter of fiscal 2022 ($60 million), partially offset by an increase in revenue in the Global Coffee Alliance ($37 million).

Operating Expenses

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
			As a % of Total Net Revenues	
Product and distribution costs	$ 11,409.1	$ 10,317.4	31.7 %	32.0 %
Store operating expenses	14,720.3	13,561.8	40.9	42.1
Other operating expenses	539.4	461.5	1.5	1.4
Depreciation and amortization expenses	1,362.6	1,447.9	3.8	4.5
General and administrative expenses	2,441.3	2,032.0	6.8	6.3
Restructuring and impairments	21.8	46.0	0.1	0.1
Total operating expenses	30,494.5	27,866.6	84.8	86.4
Income from equity investees	298.4	234.1	0.8	0.7
Gain from sale of assets	91.3	—	0.3	—
Operating income	$ **5,870.8**	$ **4,617.8**	**16.3 %**	**14.3 %**
Store operating expenses as a % of related revenues			50.0 %	51.0 %

Product and distribution costs as a percentage of total net revenues decreased 30 basis points, primarily due to pricing (approximately 120 basis points), partially offset by inflationary pressures on commodities and our supply chain (approximately 80 basis points).

Store operating expenses as a percentage of total net revenues decreased 120 basis points. Store operating expenses as a percentage of company-operated store revenues decreased 100 basis points, primarily due to in-store operational efficiencies (approximately 160 basis points), sales leverage (approximately 160 basis points) and pricing (approximately 160 basis points). These were partially offset by previously-committed investments in store partner wages and benefits (approximately 290 basis points) and increased spend on partner training (approximately 30 basis points).

Other operating expenses increased $78 million, primarily due to higher strategic investments in technology and other initiatives ($32 million) and support costs for our growing licensed markets ($25 million).

Depreciation and amortization expenses as a percentage of total net revenues decreased 70 basis points, primarily due to lapping amortization expenses of acquisition-related intangibles assets that are now fully amortized.

General and administrative expenses increased $409.3 million, primarily due to incremental investments in technology ($140 million), increased support costs of strategic initiatives including the Reinvention Plan ($86 million), higher performance-based compensation ($74 million) and other labor and leadership support costs ($31 million).

Income from equity investees increased $64 million, primarily due to higher income from our North American Coffee Partnership joint venture ($64 million).

Gain from sale of assets includes the sale of our Seattle's Best Coffee brand to Nestlé in the second quarter of fiscal 2023.

The combination of these changes resulted in an overall increase in operating margin of 200 basis points in fiscal 2023 when compared to fiscal 2022.

Other Income and Expenses

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
					As a % of Total Net Revenues	
Operating income	$	5,870.8	$	4,617.8	16.3 %	14.3 %
Interest income and other, net		81.2		97.0	0.2	0.3
Interest expense		(550.1)		(482.9)	(1.5)	(1.5)
Earnings before income taxes		5,401.9		4,231.9	15.0	13.1
Income tax expense		1,277.2		948.5	3.6	2.9
Net earnings including noncontrolling interests		4,124.7		3,283.4	11.5	10.2
Net earnings/(loss) attributable to noncontrolling interests		0.2		1.8	0.0	0.0
Net earnings attributable to Starbucks	$	**4,124.5**	$	**3,281.6**	**11.5 %**	**10.2 %**
Effective tax rate including noncontrolling interests					23.6 %	22.4 %

Interest income and other, net decreased $16 million, primarily due to lapping higher investment gains in the prior year.

Interest expense increased $67 million primarily due to higher debt balances and higher interest rates.

The effective tax rate for fiscal 2023 was 23.6% compared to 22.4% for fiscal 2022.The increase was due to lapping a beneficial return-to-provision adjustment related to the divestiture of certain joint venture operations (approximately 50 basis points) and a year-over-year decrease in beneficial valuation allowance activity related to international jurisdictions (approximately 40 basis points). See Note 14, Income Taxes, for further discussion.

Segment Information

Results of operations by segment *(in millions)*:

North America

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
					As a % of North America Total Net Revenues	
Net revenues:						
Company-operated stores	$	23,905.4	$	21,214.2	90.0 %	90.8 %
Licensed stores		2,659.1		2,150.5	10.0	9.2
Other		5.1		6.1	0.0	0.0
Total net revenues		**26,569.6**		**23,370.8**	**100.0**	**100.0**
Product and distribution costs		7,530.4		6,677.2	28.3	28.6
Store operating expenses		11,959.2		10,860.0	45.0	46.5
Other operating expenses		263.8		202.1	1.0	0.9
Depreciation and amortization expenses		910.1		808.4	3.4	3.5
General and administrative expenses		389.7		303.3	1.5	1.3
Restructuring and impairments		20.7		33.3	0.1	0.1
Total operating expenses		21,073.9		18,884.3	79.3	80.8
Operating income	$	**5,495.7**	$	**4,486.5**	**20.7 %**	**19.2 %**
Store operating expenses as a % of related revenues					50.0 %	51.2 %

Revenues

North America total net revenues for fiscal 2023 increased $3.2 billion, or 14%, primarily due to a 9% increase in comparable store sales ($1.9 billion) driven by a 6% increase in average ticket and a 3% increase in comparable transactions. Also contributing to the increase were the performance of net new company-operated store openings over the past 12 months ($813 million) and higher product and equipment sales to and royalty revenues from our licensees ($487 million).

Operating Margin

North America operating income for fiscal 2023 increased 22% to $5.5 billion, compared to $4.5 billion in fiscal 2022. Operating margin expanded 150 basis points to 20.7%, primarily due to pricing (approximately 300 basis points), in-store operational efficiencies (approximately 230 basis points) and sales leverage. These were partially offset by previously-committed investments in store partner wages and benefits (approximately 300 basis points) and increased spend on partner training (approximately 40 basis points), as well as inflationary pressures on commodities and our supply chain (approximately 80 basis points).

International

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
			As a % of International Total Net Revenues	
Net revenues:				
Company-operated stores	$ 5,556.9	$ 5,361.9	74.2 %	77.3 %
Licensed stores	1,853.6	1,505.0	24.8	21.7
Other	77.1	73.2	1.0	1.1
Total net revenues	**7,487.6**	**6,940.1**	**100.0**	**100.0**
Product and distribution costs	2,608.4	2,357.7	34.8	34.0
Store operating expenses	2,761.1	2,701.8	36.9	38.9
Other operating expenses	219.0	191.4	2.9	2.8
Depreciation and amortization expenses	335.1	513.0	4.5	7.4
General and administrative expenses	335.8	345.3	4.5	5.0
Total operating expenses	6,259.4	6,109.2	83.6	88.0
Income from equity investees	2.7	2.3	0.0	0.0
Operating income	$ **1,230.9**	$ **833.2**	**16.4 %**	**12.0 %**
Store operating expenses as a % of related revenues			49.7 %	50.4 %

Revenues

International total net revenues for fiscal 2023 increased $548 million, or 7.9%, primarily due to 927 net new Starbucks company-operated stores, or a 12% increase over the past 12 months ($421 million), as well as higher product sales to and royalty revenues from our licensees ($411 million). Also contributing to the increase was a 5% increase in comparable store sales ($233 million), primarily driven by customer transactions. These were partially offset by the impact of unfavorable foreign currency translation ($543 million).

Operating Margin

International operating income for fiscal 2023 increased 48% to $1.2 billion, compared to $833.2 million in fiscal 2022. Operating margin increased 440 basis points to 16.4%, primarily due to sales leverage (approximately 270 basis points) and lapping amortization expenses of acquisition-related intangibles assets that are now fully amortized (approximately 240 basis points).

Channel Development

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
					As a % of Channel Development Total Net Revenues	
Net revenues	$	1,893.8	$	1,843.6		
Product and distribution costs		1,250.1		1,194.2	66.0 %	64.8 %
Other operating expenses		54.6		51.6	2.9	2.8
Depreciation and amortization expenses		0.1		0.1	0.0	0.0
General and administrative expenses		8.4		12.2	0.4	0.7
Total operating expenses		1,313.2		1,258.1	69.3	68.2
Income from equity investees		295.7		231.8	15.6	12.6
Gain from sale of assets		91.3		—	4.8	—
Operating income	$	**967.6**	$	**817.3**	**51.1 %**	**44.3 %**

Revenues

Channel Development total net revenues for fiscal 2023 increased $50 million, or 3%, compared to fiscal 2022, primarily due to higher Global Coffee Alliance product sales and royalty revenue ($37 million) and growth in our ready-to-drink business ($22 million).

Operating Margin

Channel Development operating income for fiscal 2023 increased 18% to $968 million, compared to $817 million in fiscal 2022. Operating margin increased 680 basis points to 51.1%, primarily due to the gain from sale of our Seattle's Best Coffee brand (approximately 480 basis points) and growth in our North American Coffee Partnership joint venture income (approximately 300 basis points), partially offset by impairment charges against certain manufacturing assets (approximately 100 basis points).

Corporate and Other

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022	% Change
Net revenues:					
Other	$	24.6	$	95.8	(74.3) %
Total net revenues		**24.6**		**95.8**	**(74.3)**
Product and distribution costs		20.2		88.3	(77.1)
Other operating expenses		2.0		16.4	(87.8)
Depreciation and amortization expenses		117.3		126.4	(7.2)
General and administrative expenses		1,707.4		1,371.2	24.5
Restructuring and impairments		1.1		12.7	(91.3)
Total operating expenses		1,848.0		1,615.0	14.4
Operating loss	$	**(1,823.4)**	$	**(1,519.2)**	**20.0 %**

Corporate and Other primarily consists of our unallocated corporate expenses and Evolution Fresh, prior to its sale in the fourth quarter of fiscal 2022. Unallocated corporate expenses include corporate administrative functions that support the operating segments but are not specifically attributable to or managed by any segment and are not included in the reported financial results of the operating segments.

Corporate and Other operating loss increased to $1.8 billion for fiscal 2023, or 20%, compared to $1.5 billion in fiscal 2022. This increase was primarily driven by incremental investments in technology ($131 million), increased support costs of strategic initiatives including the Reinvention Plan ($86 million) and higher performance-based compensation ($56 million).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and Investment Overview

Our cash and investments were $4.2 billion and $3.5 billion as of October 1, 2023 and October 2, 2022, respectively. We actively manage our cash and investments in order to internally fund operating needs, make scheduled interest and principal payments on our borrowings, fund acquisitions and return cash to shareholders through common stock cash dividend payments and share repurchases. Our investment portfolio primarily includes highly liquid available-for-sale securities, including corporate debt securities, government treasury securities (domestic and foreign) and commercial paper as well as principal-protected structured deposits. As of October 1, 2023, approximately $2.5 billion of cash and short-term investments were held in foreign subsidiaries.

Borrowing Capacity

Credit Facilities and Commercial Paper

Revolving Credit Facility

Our $3.0 billion unsecured five-year revolving credit facility (the "2021 credit facility"), of which $150.0 million may be used for issuances of letters of credit, is currently set to mature on September 16, 2026. The 2021 credit facility is available for working capital, capital expenditures and other corporate purposes, including acquisitions and share repurchases. We have the option, subject to negotiation and agreement with the related banks, to increase the maximum commitment amount by an additional $1.0 billion.

Borrowings under the 2021 credit facility, which was most recently amended in April 2023, will bear interest at a variable rate based on Term SOFR, and, for U.S. dollar-denominated loans under certain circumstances, a Base Rate (as defined in the 2021 credit facility), in each case plus an applicable margin. The applicable margin is based on the Company's long-term credit ratings assigned by the Moody's and Standard & Poor's rating agencies. The "Base Rate" is the highest of (i) the Federal Funds Rate (as defined in the 2021 credit facility) plus 0.500%, (ii) Bank of America's prime rate, and (iii) Term SOFR plus 1.000%. Term SOFR means the forward-looking SOFR term rate administrated by the Chicago Mercantile Exchange plus a SOFR Adjustment of 0.100%.

The 2021 credit facility contains provisions requiring us to maintain compliance with certain covenants, including a minimum fixed charge coverage ratio, which measures our ability to cover financing expenses. As of October 1, 2023, we were in compliance with all applicable covenants. No amounts were outstanding under our 2021 credit facility as of October 1, 2023 or October 2, 2022.

Our total contractual borrowing capacity for general corporate purposes was $3.0 billion as of the end of fiscal 2023.

Commercial Paper

Under our commercial paper program, we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $3.0 billion, with individual maturities that may vary but not exceed 397 days from the date of issue. Amounts outstanding under the commercial paper program are required to be backstopped by available commitments under our 2021 credit facility. The proceeds from borrowings under our commercial paper program may be used for working capital needs, capital expenditures and other corporate purposes, including, but not limited to, business expansion, payment of cash dividends on our common stock and share repurchases. As of October 1, 2023, we had no amounts outstanding under our commercial paper program. As of October 2, 2022, we had $175.0 million in borrowings outstanding under this program.

Credit Facilities in Japan

Additionally, we hold the following Japanese yen-denominated credit facilities that are are available for working capital needs and capital expenditures within our Japanese market:

- A ¥5 billion, or $33.5 million, credit facility is currently set to mature on January 4, 2024. Borrowings under this credit facility are subject to terms defined within the facility and will bear interest at a variable rate based on TIBOR plus an applicable margin of 0.400%.

- A ¥10 billion, or $67.0 million, credit facility is currently set to mature on March 27, 2024. Borrowings under this credit facility are subject to terms defined within the facility and will bear interest at a variable rate based on TIBOR plus an applicable margin of 0.300%.

As of October 1, 2023 we had ¥5 billion, or $33.5 million, of borrowings outstanding under these credit facilities. As of October 2, 2022, we had no borrowings outstanding under these credit facilities.

See Note 9, Debt, to the consolidated financial statements included in Item 8 of Part II of this 10-K for details of the components of our long-term debt.

Our ability to incur new liens and conduct sale and leaseback transactions on certain material properties is subject to compliance with terms of the indentures under which the long-term notes were issued. As of October 1, 2023, we were in compliance with all applicable covenants.

Use of Cash

We expect to use our available cash and investments, including, but not limited to, additional potential future borrowings under the credit facilities, commercial paper program and the issuance of debt to support and invest in our core businesses, including investing in new ways to serve our customers and supporting our store partners, repaying maturing debts, as well as returning cash to shareholders through common stock cash dividend payments and discretionary share repurchases and investing in new business opportunities related to our core and developing businesses. Furthermore, we may use our available cash resources to make proportionate capital contributions to our investees. We may also seek strategic acquisitions to leverage existing capabilities and further build our business. Acquisitions may include increasing our ownership interests in our investees. Any decisions to increase such ownership interests will be driven by valuation and fit with our ownership strategy.

We believe that net future cash flows generated from operations and existing cash and investments both domestically and internationally, combined with our ability to leverage our balance sheet through the issuance of debt, will be sufficient to finance capital requirements for our core businesses as well as shareholder distributions for at least the next 12 months. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. We have borrowed funds and continue to believe we have the ability to do so at reasonable interest rates; however, additional borrowings would result in increased interest expense in the future. In this regard, we may incur additional debt, within targeted levels, as part of our plans to fund our capital programs, including cash returns to shareholders through future dividends and discretionary share repurchases, refinancing debt maturities, as well as investing in new business opportunities. If necessary, we may pursue additional sources of financing, including both short-term and long-term borrowings and debt issuances.

We regularly review our cash positions and our determination of partial indefinite reinvestment of foreign earnings. In the event we determine that all or another portion of such foreign earnings are no longer indefinitely reinvested, we may be subject to additional foreign withholding taxes and U.S. state income taxes, which could be material. While we do not anticipate the need for repatriated funds to the U.S. to satisfy domestic liquidity requirements, any foreign earnings which are not indefinitely reinvested may be repatriated at management's discretion. See Note 14, Income Taxes, for further discussion.

During each of the first three quarters of fiscal 2022, we declared a cash dividend to shareholders of $0.49 per share. During the fourth quarter of fiscal 2022, and for each of the first three quarters of fiscal 2023, we declared a cash dividend of $0.53 per

share. Dividends are generally paid in the quarter following the declaration date. Cash returned to shareholders through dividends in fiscal 2023 and 2022 totaled $2.4 billion and $2.3 billion, respectively. During the fourth quarter of fiscal 2023, we declared a cash dividend of $0.57 per share to be paid on November 24, 2023, with an expected payout of approximately $651.2 million.

During the fiscal year ended October 2, 2022, we repurchased 36.3 million shares of common stock for $4.0 billion on the open market. During the fiscal year ended October 1, 2023, we repurchased 10.0 million shares of common stock for $1.0 billion on the open market. On March 15, 2022, we announced that our Board authorized the repurchase of up to an additional 40 million shares under our ongoing share repurchase program. As of October 1, 2023, 42.6 million shares remained available for repurchase under current authorizations.

Other than normal operating expenses, cash requirements for fiscal 2024 are expected to consist primarily of capital expenditures for investments in our new and existing stores, our supply chain and corporate facilities. Total capital expenditures for fiscal 2024 are expected to be approximately $3.0 billion.

The following table summarizes current and long-term material cash requirements as of October 1, 2023, which we expect to fund primarily with operating cash flows (*in millions*):

	Material Cash Requirements				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating lease obligations[1]	$ 10,594.2	$ 1,577.6	$ 2,931.1	$ 2,206.9	$ 3,878.6
Debt obligations					
Principal payments	15,519.3	1,819.3	2,750.0	1,100.0	9,850.0
Interest payments	6,362.2	520.8	909.3	740.6	4,191.5
Purchase obligations[2]	1,078.4	694.6	311.4	72.4	—
Other obligations[3]	391.4	114.4	145.6	33.4	98.0
Total	$ 33,945.5	$ 4,726.7	$ 7,047.4	$ 4,153.3	$ 18,018.1

[1] Amounts include direct lease obligations, excluding any taxes, insurance and other related expenses.
[2] Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Starbucks and that specify all significant terms. Green coffee purchase commitments comprise 92% of total purchase obligations.
[3] Other obligations include other long-term liabilities primarily consisting of long-term income taxes payable, asset retirement obligations, equity investment capital commitments and finance lease obligations.

Cash Flows

Cash provided by operating activities was $6.0 billion for fiscal 2023, compared to $4.4 billion for fiscal 2022. The change was primarily due to a decrease in net cash used by changes in operating assets and liabilities, including lower inventory purchases driven by reduced coffee commodity prices, and higher net earnings during the period.

Cash used in investing activities was $2.3 billion for fiscal 2023, compared to $2.1 billion for fiscal 2022. The change was primarily due to an increase in spend on capital expenditures and increased purchases of investments in fiscal 2023, partially offset by increased maturities and calls of investments in fiscal 2023.

Cash used in financing activities was $3.0 billion for fiscal 2023, compared to $5.6 billion for fiscal 2022. The change was primarily due to a decrease in share repurchase activities, partially offset by an increase in net payments of commercial paper.

COMMODITY PRICES, AVAILABILITY AND GENERAL RISK CONDITIONS

Commodity price risk represents our primary market risk, generated by our purchases of green coffee and dairy products, among other items. We purchase, roast and sell high-quality *arabica* coffee and related products and risk arises from the price volatility of green coffee. In addition to coffee, we also purchase significant amounts of dairy products to support the needs of our company-operated stores. The price and availability of these commodities directly impact our results of operations, and we expect commodity prices, particularly coffee, to impact future results of operations. For additional details see Product Supply in Item 1, as well as Risk Factors in Item 1A of this 10-K.

FINANCIAL RISK MANAGEMENT

Market risk is defined as the risk of losses due to changes in commodity prices, foreign currency exchange rates, equity security prices and interest rates. We manage our exposure to various market-based risks according to a market price risk management policy. Under this policy, market-based risks are quantified and evaluated for potential mitigation strategies, such as entering into hedging transactions. The market price risk management policy governs how hedging instruments may be used to mitigate

risk. Risk limits are set annually and speculative trading activities are prohibited. We also monitor and limit the amount of associated counterparty credit risk, which we consider to be low. We use interest rate swap agreements and treasury locks to primarily hedge against changes in benchmark interest rates related to anticipated debt issuances. We also use cross-currency swaps and foreign exchange debt instruments to hedge against changes in the fair value of our net investments in foreign operations. Excluding interest rate hedging instruments, cross currency swaps and foreign currency debt, hedging instruments generally do not have maturities in excess of three years. Refer to Note 1, Summary of Significant Accounting Policies and Estimates, and Note 3, Derivative Financial Instruments, to the consolidated financial statements included in Item 8 of Part II of this 10-K for further discussion of our hedging instruments.

The sensitivity analyses disclosed below provide only a limited, point-in-time view of the market risk of the financial instruments discussed. The actual impact of the respective underlying rates and price changes on the financial instruments may differ significantly from those shown in the sensitivity analyses.

Commodity Price Risk

We purchase commodity inputs, primarily coffee, dairy products, diesel, cocoa, sugar and other commodities, that are used in our operations and are subject to price fluctuations that impact our financial results. We use a combination of pricing features embedded within supply contracts, such as fixed-price and price-to-be-fixed contracts and financial derivatives to manage our commodity price risk exposure.

The following table summarizes the potential impact as of October 1, 2023 to Starbucks future net earnings and other comprehensive income ("OCI") from changes in commodity prices. The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items *(in millions)*:

	Increase/(Decrease) to Net Earnings		Increase/(Decrease) to OCI	
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate
Commodity hedges	$ 1.2	$ (1.2)	$ 33	$ (33)

Foreign Currency Exchange Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, because a portion of our operations consists of activities outside of the U.S., we have transactions in other currencies, primarily the Chinese renminbi, Japanese yen, Canadian dollar, British pound, South Korean won and euro. To reduce cash flow volatility from foreign currency fluctuations, we enter into derivative instruments to hedge portions of cash flows of anticipated intercompany royalty payments, inventory purchases, intercompany borrowing and lending activities and certain other transactions in currencies other than the functional currency of the entity that enters into the arrangements, as well as the translation risk of certain balance sheet items. The volatility in the foreign exchange market may lead to significant fluctuation in foreign currency exchange rates and adversely impact our financial results in the case of weakening foreign currencies relative to the U.S. dollar.

The following table summarizes the potential impact as of October 1, 2023 to Starbucks future net earnings and other comprehensive income from changes in the fair value of these derivative financial instruments due to a change in the value of the U.S. dollar as compared to foreign exchange rates. The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items (*in millions*):

	Increase/(Decrease) to Net Earnings		Increase/(Decrease) to OCI	
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate
Foreign currency hedges	$ 27	$ (27)	$ 197	$ (197)

Equity Security Price Risk

We have minimal exposure to price fluctuations on equity mutual funds and equity exchange-traded funds within our marketable equity securities portfolio. Marketable equity securities are recorded at fair value and approximates a portion of our liability under our Management Deferred Compensation Plan ("MDCP"). Gains and losses from the portfolio and the change in our MDCP liability are recorded in our consolidated statements of earnings.

We performed a sensitivity analysis based on a 10% change in the underlying equity prices of our investments as of October 1, 2023 and determined that such a change would not have a significant impact on the fair value of these instruments.

Interest Rate Risk

Long-term Debt

We utilize short-term and long-term financing and may use interest rate hedges to manage our overall interest expense related to our existing fixed-rate debt, as well as to hedge the variability in cash flows due to changes in benchmark interest rates related to anticipated debt issuances. See Note 3, Derivative Financial Instruments and Note 9, Debt, to the consolidated financial statements included in Item 8 of Part II of this 10-K for further discussion of our interest rate hedge agreements and details of the components of our long-term debt, respectively, as of October 1, 2023.

The following table summarizes the impact of a change in interest rates as of October 1, 2023 on the fair value of Starbucks debt *(in millions)*:

	Fair Value	Decrease in Fair Value for a 100 Basis Point Increase in Underlying Rate
Long-term debt[1][2]	$ 13,426	$ (820)

[1] Amount disclosed is net of $16 million change in the fair value of our designated interest rate swaps. Refer to Note 3, Derivative Financial Instruments, for additional information on our interest rate swap designated as a fair value hedge.

[2] Includes $750 million in Senior Notes that matured on October 1, 2023 but remained in current portion of long-term debt on the consolidated balance sheet as the debt repayment was not made until the first day of fiscal 2024.

Available-for-Sale Debt Securities

Our available-for-sale securities comprise a diversified portfolio consisting mainly of investment-grade debt securities. The primary objective of these investments is to preserve capital and liquidity. Available-for-sale securities are recorded on the consolidated balance sheets at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income. We do not hedge the interest rate exposure on our investments. We performed a sensitivity analysis based on a 100 basis point change in the underlying interest rate of our available-for-sale securities as of October 1, 2023 and determined that such a change would not have a significant impact on the fair value of these instruments.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are those that management believes are the most important to the portrayal of our financial condition and results and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties may result in materially different amounts being reported under different conditions or using different assumptions.

Our significant accounting estimates are discussed in additional detail in Note 1, Summary of Significant Accounting Policies and Estimates, to the consolidated financial statements included in Item 8 of Part II of this 10-K. We consider financial reporting and disclosure practices and accounting policies quarterly to ensure that they provide accurate and transparent information relative to the current economic and business environment. During the past five fiscal years, we have not made any material changes to the accounting methodologies used to assess the areas discussed below, unless noted otherwise. We believe that our significant accounting estimates involve a higher degree of judgment and/or complexity for the reasons discussed below:

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which we expect the temporary differences to reverse. We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized.

In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of operations. In projecting future taxable income, we consider historical results and incorporate assumptions about the amount of future state, federal and foreign pre-tax operating income adjusted for items that do not have tax consequences. Our assumptions regarding future taxable income are consistent with the plans and estimates we use to manage our underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income/(loss).

In addition, our income tax returns are periodically audited by domestic and foreign tax authorities. These audits include review of our tax filing positions, such as the timing and amount of deductions taken and the allocation of income between tax jurisdictions. We evaluate our exposures associated with our various tax filing positions and recognize a tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of our position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. For uncertain tax positions that do not meet this threshold, we record a related liability. We adjust our unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new information becomes available. As discussed in Note 14, Income Taxes, to the consolidated financial statements included in Item 8 of Part II of this 10-K, there is a reasonable possibility that our unrecognized tax benefit liability will be adjusted within 12 months due to the expiration of a statute of limitations and/or resolution of examinations with taxing authorities.

We have generated income in certain foreign jurisdictions that may be subject to additional foreign withholding taxes and U.S. state income taxes. We regularly review our plans for reinvestment or repatriation of unremitted foreign earnings. The possibility exists that foreign earnings declared as indefinitely reinvested may be repatriated as our plans are based on our estimated working and other capital needs in jurisdictions where our earnings are generated. While we do not expect to repatriate cash to the U.S. to satisfy domestic liquidity needs, if these amounts were distributed to the U.S., in the form of dividends or otherwise, we may be subject to additional foreign withholding taxes and U.S. state income taxes, which could be material.

Our income tax expense, deferred tax assets and liabilities for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. Deferred tax asset valuation allowances and our liabilities for unrecognized tax benefits require significant management judgment regarding applicable statutes and their related interpretation, the status of various income tax audits and our particular facts and circumstances. Although we believe that the judgments and estimates discussed herein are reasonable, actual results, including forecasted business performance, could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which a liability has been established or are required to pay amounts in excess of our established liability, our effective income tax rate in a given financial statement period could be materially affected.

Property, Plant and Equipment and Other Finite-Lived Assets

We evaluate property, plant and equipment, operating lease right-of-use ("ROU") assets and other finite-lived assets for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, we first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, we determine if we have an impairment loss by comparing the carrying value of the asset to the asset's estimated fair value and recognize an impairment charge when the asset's carrying value exceeds its estimated fair value. The adjusted carrying amount of the asset becomes its new cost basis and is depreciated over the asset's remaining useful life.

Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For company-operated store assets, the impairment test is performed at the individual store asset group level, which is inclusive of property, plant and equipment and lease ROU assets. The fair value of a store's assets is estimated using a discounted cash flow model. For other long-lived assets, fair value is determined using an approach that is appropriate based on the relevant facts and circumstances, which may include discounted cash flows, comparable transactions or comparable company analyses.

Our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment to estimate future cash flows and asset fair values. Key assumptions used in estimating future cash flows and asset fair values include projected revenue growth and operating expenses, as well as forecasting asset useful lives and selecting an appropriate discount rate. For company-operated stores, estimates of revenue growth and operating expenses are based on internal projections and consider the store's historical performance, the local market economics and the business environment impacting the store's performance. The discount rate is selected based on what we believe a buyer would assume when determining a purchase price for the store. The fair value of a store's ROU asset is estimated considering what a market participant would pay to lease the asset for its highest and best use. These estimates are subjective and our ability to realize future cash flows and asset fair values is affected by factors such as ongoing maintenance and improvement of the assets, changes in economic conditions and changes in operating performance.

In fiscal 2022, we announced our Reinvention Plan in the U.S. market to increase efficiency while elevating the partner and customer experience. As a result of the restructuring efforts in connection with the Reinvention Plan, we recorded immaterial impairment charges on our consolidated statements of earnings during the fiscal years ended October 1, 2023 and October 2, 2022. Future impairment charges attributed to our Reinvention Plan are not expected to be material.

Asset impairment charges are discussed in Note 1, Summary of Significant Accounting Policies and Estimates, to the consolidated financial statements included in Item 8 of Part II of this 10-K.

Goodwill and Indefinite-Lived Intangible Assets

We evaluate goodwill and indefinite-lived intangible assets for impairment annually during our third fiscal quarter, or more frequently if an event occurs or circumstances change that would indicate impairment may exist. When evaluating these assets for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, we calculate the estimated fair value of the reporting unit using discounted cash flows or a combination of discounted cash flow and market approaches.

When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for an individual reporting unit is influenced by a number of factors, inclusive of the carrying value of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of an individual reporting unit's goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and to apply judgment when estimating future cash flows and asset fair values, including projected revenue growth and operating expenses related to existing businesses, product innovation and new store concepts, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate. Estimates of revenue growth and operating expenses are based on internal projections considering the reporting unit's past performance and forecasted growth, strategic initiatives, local market economics and the local business environment impacting the reporting unit's performance. The discount rate is selected based on the estimated cost of capital for a market participant to operate the reporting unit in the region. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approaches are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies, including retail initiatives and international expansion. We continue to believe the fair value of each of our reporting units is significantly in excess of its carrying value, and absent a sustained multi-year global decline in our business in key markets such as the U.S. and China, we do not anticipate incurring significant goodwill impairment in the next 12 months. Our fiscal 2023 annual goodwill impairment testing was completed in the third fiscal quarter. Where a quantitative assessment was performed, the estimated fair value of our reporting units exceeded carrying value by approximately $101 billion.

When assessing indefinite-lived intangible assets for impairment, where we perform a qualitative assessment, we evaluate if changes in events or circumstances have occurred that indicate that impairment may exist. If we do not perform a qualitative impairment assessment or if changes in events and circumstances indicate that a quantitative assessment should be performed, management is required to calculate the fair value of the intangible asset group. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the intangible asset group's forecasted growth, and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related business. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies, including retail initiatives and international expansion. We do not anticipate recording significant impairment charges in the next 12 months.

Definite-lived intangible asset impairment charges are discussed in Note 8, Other Intangible Assets and Goodwill, to the consolidated financial statements included in Item 8 of Part II of this 10-K.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 1, Summary of Significant Accounting Policies and Estimates, to the consolidated financial statements included in Item 8 of Part II of this 10-K for a detailed description of recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The information required by this item is incorporated by reference to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Commodity Prices, Availability and General Risk Conditions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Risk Management" in Item 7 of this Report.

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in millions, except per share data)

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022		Oct 3, 2021
Net revenues:						
Company-operated stores	$	29,462.3	$	26,576.1	$	24,607.0
Licensed stores		4,512.7		3,655.5		2,683.6
Other		2,000.6		2,018.7		1,770.0
Total net revenues		35,975.6		32,250.3		29,060.6
Product and distribution costs		11,409.1		10,317.4		8,738.7
Store operating expenses		14,720.3		13,561.8		11,930.9
Other operating expenses		539.4		461.5		359.5
Depreciation and amortization expenses		1,362.6		1,447.9		1,441.7
General and administrative expenses		2,441.3		2,032.0		1,932.6
Restructuring and impairments		21.8		46.0		170.4
Total operating expenses		30,494.5		27,866.6		24,573.8
Income from equity investees		298.4		234.1		385.3
Gain from sale of assets		91.3		—		—
Operating income		5,870.8		4,617.8		4,872.1
Net gain resulting from divestiture of certain operations		—		—		864.5
Interest income and other, net		81.2		97.0		90.1
Interest expense		(550.1)		(482.9)		(469.8)
Earnings before income taxes		5,401.9		4,231.9		5,356.9
Income tax expense		1,277.2		948.5		1,156.6
Net earnings including noncontrolling interests		4,124.7		3,283.4		4,200.3
Net earnings attributable to noncontrolling interests		0.2		1.8		1.0
Net earnings attributable to Starbucks	$	4,124.5	$	3,281.6	$	4,199.3
Earnings per share — basic	$	3.60	$	2.85	$	3.57
Earnings per share — diluted	$	3.58	$	2.83	$	3.54
Weighted average shares outstanding:						
Basic		1,146.8		1,153.3		1,177.6
Diluted		1,151.3		1,158.5		1,185.5

See Notes to Consolidated Financial Statements.


STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)


Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Net earnings including noncontrolling interests	$ 4,124.7	$ 3,283.4	$ 4,200.3
Other comprehensive income/(loss), net of tax:			
Unrealized holding gains/(losses) on available-for-sale debt securities	3.3	(22.8)	(3.4)
Tax (expense)/benefit	(0.8)	5.6	0.7
Unrealized gains/(losses) on cash flow hedging instruments	(149.4)	259.5	283.8
Tax (expense)/benefit	17.2	(52.8)	(43.6)
Unrealized gains/(losses) on net investment hedging instruments	73.2	229.0	63.1
Tax (expense)/benefit	(18.5)	(57.9)	(16.0)
Translation adjustment and other	(109.0)	(794.7)	188.2
Tax (expense)/benefit	1.8	—	2.2
Reclassification adjustment for net (gains)/losses realized in net earnings for available-for-sale securities, hedging instruments, translation adjustment and other	(158.9)	(210.5)	41.8
Tax expense/(benefit)	26.1	34.2	(5.0)
Other comprehensive income/(loss)	(315.0)	(610.4)	511.8
Comprehensive income including noncontrolling interests	3,809.7	2,673.0	4,712.1
Comprehensive income/(loss) attributable to noncontrolling interests	(0.5)	1.8	1.0
Comprehensive income attributable to Starbucks	$ 3,810.2	$ 2,671.2	$ 4,711.1


See Notes to Consolidated Financial Statements.


STARBUCKS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	Oct 1, 2023	Oct 2, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,551.5	$ 2,818.4
Short-term investments	401.5	364.5
Accounts receivable, net	1,184.1	1,175.5
Inventories	1,806.4	2,176.6
Prepaid expenses and other current assets	359.9	483.7
Total current assets	7,303.4	7,018.7
Long-term investments	247.4	279.1
Equity investments	439.9	311.2
Property, plant and equipment, net	7,387.1	6,560.5
Operating lease, right-of-use asset	8,412.6	8,015.6
Deferred income taxes, net	1,769.8	1,799.7
Other long-term assets	546.5	554.2
Other intangible assets	120.5	155.9
Goodwill	3,218.3	3,283.5
TOTAL ASSETS	$ 29,445.5	$ 27,978.4
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)		
Current liabilities:		
Accounts payable	$ 1,544.3	$ 1,441.4
Accrued liabilities	2,145.1	2,137.1
Accrued payroll and benefits	828.3	761.7
Current portion of operating lease liability	1,275.3	1,245.7
Stored value card liability and current portion of deferred revenue	1,700.2	1,641.9
Short-term debt	33.5	175.0
Current portion of long-term debt	1,818.6	1,749.0
Total current liabilities	9,345.3	9,151.8
Long-term debt	13,547.6	13,119.9
Operating lease liability	7,924.8	7,515.2
Deferred revenue	6,101.8	6,279.7
Other long-term liabilities	513.8	610.5
Total liabilities	37,433.3	36,677.1
Shareholders' deficit:		
Common stock ($0.001 par value) — authorized, 2,400.0 shares; issued and outstanding, 1,142.6 and 1,147.9 shares, respectively	1.1	1.1
Additional paid-in capital	38.1	205.3
Retained deficit	(7,255.8)	(8,449.8)
Accumulated other comprehensive income/(loss)	(778.2)	(463.2)
Total shareholders' deficit	(7,994.8)	(8,706.6)
Noncontrolling interests	7.0	7.9
Total deficit	(7,987.8)	(8,698.7)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)	$ 29,445.5	$ 27,978.4

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
OPERATING ACTIVITIES:			
Net earnings including noncontrolling interests	$ 4,124.7	$ 3,283.4	$ 4,200.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,450.3	1,529.4	1,524.1
Deferred income taxes, net	(59.4)	(37.8)	(146.2)
Income earned from equity method investees	(301.8)	(268.7)	(347.3)
Distributions received from equity method investees	222.8	231.2	336.0
Gain on sale of assets	(91.3)	—	—
Net gain resulting from divestiture of certain operations	—	—	(864.5)
Stock-based compensation	302.7	271.5	319.1
Non-cash lease costs	1,365.9	1,497.7	1,248.6
Loss on retirement and impairment of assets	101.4	91.4	226.2
Other	26.8	(67.8)	(6.0)
Cash provided by/(used in) changes in operating assets and liabilities:			
Accounts receivable	(4.1)	(326.1)	(43.0)
Inventories	366.4	(641.0)	(49.8)
Income taxes payable	52.5	(149.6)	286.1
Accounts payable	100.1	345.5	189.9
Deferred revenue	(110.8)	(75.8)	(6.1)
Operating lease liability	(1,443.8)	(1,625.6)	(1,488.1)
Other operating assets and liabilities	(93.7)	339.6	609.8
Net cash provided by operating activities	6,008.7	4,397.3	5,989.1
INVESTING ACTIVITIES:			
Purchases of investments	(610.5)	(377.9)	(432.0)
Sales of investments	2.5	72.6	143.2
Maturities and calls of investments	616.9	67.3	345.5
Additions to property, plant and equipment	(2,333.6)	(1,841.3)	(1,470.0)
Proceeds from sale of assets	110.0	—	—
Net proceeds from the divestiture of certain operations	—	59.3	1,175.0
Other	(56.1)	(126.3)	(81.2)
Net cash used in investing activities	(2,270.8)	(2,146.3)	(319.5)
FINANCING ACTIVITIES:			
Net (payments)/proceeds from issuance of commercial paper	(175.0)	175.0	(296.5)
Net proceeds from issuance of short-term debt	114.6	36.6	215.1
Repayments of short-term debt	(78.8)	(36.6)	(349.8)
Net proceeds from issuance of long-term debt	1,497.8	1,498.1	—
Repayments of long-term debt	(1,000.0)	(1,000.0)	(1,250.0)
Proceeds from issuance of common stock	167.4	101.6	246.2
Cash dividends paid	(2,431.8)	(2,263.3)	(2,119.0)
Repurchase of common stock	(984.4)	(4,013.0)	—
Minimum tax withholdings on share-based awards	(89.3)	(127.2)	(97.0)
Other	(11.1)	(9.2)	—
Net cash used in financing activities	(2,990.6)	(5,638.0)	(3,651.0)
Effect of exchange rate changes on cash and cash equivalents	(14.2)	(250.3)	86.2
Net increase/(decrease) in cash and cash equivalents	733.1	(3,637.3)	2,104.8
CASH AND CASH EQUIVALENTS:			
Beginning of period	2,818.4	6,455.7	4,350.9
End of period	$ 3,551.5	$ 2,818.4	$ 6,455.7
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest, net of capitalized interest	$ 524.3	$ 474.7	$ 501.1
Income taxes	$ 1,294.2	$ 1,157.6	$ 756.3

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(in millions, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income/(Loss)	Shareholders' Equity/(Deficit)	Noncontrolling Interests	Total
	Shares	Amount						
Balance, September 27, 2020	1,173.3	$ 1.2	$ 373.9	$ (7,815.6)	$ (364.6)	$ (7,805.1)	$ 5.7	$ (7,799.4)
Cumulative effect of adoption of new accounting guidance	—	—	—	(2.2)	—	(2.2)	—	(2.2)
Net earnings	—	—	—	4,199.3	—	4,199.3	1.0	4,200.3
Other comprehensive income	—	—	—	—	511.8	511.8	—	511.8
Stock-based compensation expense	—	—	322.8	—	—	322.8	—	322.8
Exercise of stock options/vesting of RSUs	6.3	—	107.0	—	—	107.0	—	107.0
Sale of common stock	0.4	—	42.4	—	—	42.4	—	42.4
Cash dividends declared, $2.29 per share	—	—	—	(2,697.2)	—	(2,697.2)	—	(2,697.2)
Balance, October 3, 2021	1,180.0	$ 1.2	$ 846.1	$ (6,315.7)	$ 147.2	$ (5,321.2)	$ 6.7	$ (5,314.5)
Net earnings	—	—	—	3,281.6	—	3,281.6	1.8	3,283.4
Other comprehensive loss	—	—	—	—	(610.4)	(610.4)	—	(610.4)
Stock-based compensation expense	—	—	275.5	—	—	275.5	—	275.5
Exercise of stock options/vesting of RSUs	3.6	(0.1)	(72.4)	—	—	(72.5)	—	(72.5)
Sale of common stock	0.6	—	46.9	—	—	46.9	—	46.9
Repurchase of common stock	(36.3)	—	(890.8)	(3,122.2)	—	(4,013.0)	—	(4,013.0)
Cash dividends declared, $2.00 per share	—	—	—	(2,293.5)	—	(2,293.5)	—	(2,293.5)
Noncontrolling interest resulting from divestiture	—	—	—	—	—	—	(0.6)	(0.6)
Balance, October 2, 2022	1,147.9	$ 1.1	$ 205.3	$ (8,449.8)	$ (463.2)	$ (8,706.6)	$ 7.9	$ (8,698.7)
Net earnings	—	—	—	4,124.5	—	4,124.5	0.2	4,124.7
Other comprehensive loss	—	—	—	—	(314.3)	(314.3)	(0.7)	(315.0)
Stock-based compensation expense	—	—	306.4	—	—	306.4	—	306.4
Exercise of stock options/vesting of RSUs	4.2	—	28.4	—	—	28.4	—	28.4
Sale of common stock	0.5	—	49.6	—	—	49.6	—	49.6
Repurchase of common stock	(10.0)	—	(548.6)	(455.9)	—	(1,004.5)	—	(1,004.5)
Cash dividends declared, $2.16 per share	—	—	—	(2,474.6)	—	(2,474.6)	—	(2,474.6)
Purchase of noncontrolling interests and other	—	—	(3.0)	—	(0.7)	(3.7)	(0.4)	(4.1)
Balance, October 1, 2023	1,142.6	$ 1.1	$ 38.1	$ (7,255.8)	$ (778.2)	$ (7,994.8)	$ 7.0	$ (7,987.8)

See Notes to Consolidated Financial Statements.

STARBUCKS CORPORATION
INDEX FOR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:   Summary of Significant Accounting Policies and Estimates

Description of Business

We purchase and roast high-quality coffees that we sell, along with handcrafted coffee and tea beverages and a variety of fresh and prepared food items, through our company-operated stores. We also sell a variety of coffee and tea products and license our trademarks through other channels such as licensed stores, grocery and foodservice. The grocery and foodservice business is primarily through our Global Coffee Alliance with Nestlé established in August 2018.

In this 10-K, Starbucks Corporation (together with its subsidiaries) is referred to as "Starbucks," the "Company," "we," "us" or "our."

Segment information is prepared on the same basis that our management reviews financial information for operational decision-making purposes. In the fourth quarter of fiscal 2021, certain changes were made to our management team, and our operating segment reporting structure was realigned as a result. We realigned our fully licensed Latin America and Caribbean markets from our Americas operating segment to our International operating segment. We renamed the Americas operating segment to the North America operating segment, since it is comprised of our company-operated and licensed stores in the U.S. and Canada. We also made certain other immaterial changes between our International operating segment and Corporate and Other. There was no impact on consolidated net revenues, total operating expenses, operating income or net earnings per share as a result of these changes.

We have three reportable operating segments: 1) North America, which is inclusive of the U.S. and Canada; 2) International, which is inclusive of China, Japan, Asia Pacific, Europe, Middle East and Africa, Latin America and the Caribbean; and 3) Channel Development. Non-reportable operating segments and unallocated corporate expenses are reported within Corporate and Other.

Additional details on the nature of our business and our reportable operating segments are included in Note 17, Segment Reporting.

Certain prior period information on the consolidated statements of cash flows have been reclassified to conform to the current presentation.

Principles of Consolidation

Our consolidated financial statements reflect the financial position and operating results of Starbucks, including wholly-owned subsidiaries and investees that we control. Intercompany transactions and balances have been eliminated.

Fiscal Year End

Our fiscal year ends on the Sunday closest to September 30. Fiscal years 2023, 2022 and 2021 included 52, 52 and 53 weeks, respectively. The 53rd week in fiscal 2021 fell in the fourth fiscal quarter.

Estimates and Assumptions

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include, but are not limited to, estimates for inventory reserves, asset and goodwill impairments, assumptions underlying self-insurance reserves, income from unredeemed stored value cards, stock-based compensation forfeiture rates, future asset retirement obligations, commitments and contingencies, and the potential outcome of future tax consequences of events that have been recognized in the financial statements. Actual results and outcomes may differ from these estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment.

Restructuring

In fiscal 2022, we announced our plan in the U.S. market to increase efficiency while elevating the partner and customer experience (the "Reinvention Plan"). We believe the company-operated market investments in partner wages and trainings have increased retention and productivity while the acceleration of purpose-built store concepts and innovations in technologies have provided additional convenience and connection with our customers. As a result of the restructuring efforts in connection with the Reinvention Plan, we recorded approximately $22 million and $46 million to restructuring and impairments on our consolidated statements of earnings during fiscal years 2023 and 2022, respectively. Future restructuring and impairment costs attributable to our Reinvention Plan are not expected to be material.

In fiscal 2021, we substantially completed our plan to reposition our North America store portfolio, primarily in dense metropolitan markets by pursuing strategic store closures and focusing on new store formats that better cater to changing customer tastes and preferences. During fiscal 2021, we recorded approximately $155.4 million to restructuring and impairments on our consolidated statements of earnings. This total included $53.1 million related to disposal and impairment of company-operated store assets and $89.5 million primarily associated with accelerated amortization of ROU lease assets and other lease costs due to store closures prior to the end of contractual lease terms. As this restructuring plan was substantially completed in fiscal 2021, we did not recognize any material restructuring and impairment amounts related to this plan during the fiscal years ended October 1, 2023 and October 2, 2022.

As of October 1, 2023 and October 2, 2022, there were no material restructuring-related accrued liabilities on our consolidated balance sheets.

Cash and Cash Equivalents

We consider all highly liquid instruments with maturities of three months or less at the time of purchase, as well as credit card receivables for sales to customers in our company-operated stores that generally settle within two to five business days, to be cash equivalents. We maintain cash and cash equivalent balances with financial institutions that exceed federally-insured limits. We have not experienced any losses related to these balances, and we believe credit risk to be minimal.

Our cash management system provides for the funding of all major bank disbursement accounts on a daily basis as checks are presented for payment. Under this system, outstanding checks are in excess of the cash balances at certain banks, which creates book overdrafts. Book overdrafts are presented as a current liability in accrued liabilities on our consolidated balance sheets.

Investments

Available-for-sale Debt Securities

Our short-term and long-term investments include investment-grade debt securities, all of which are classified as available-for-sale. Available-for-sale debt securities are recorded at fair value, and unrealized holding gains and losses are recorded, net of tax, as a component of accumulated other comprehensive income. Available-for-sale securities with remaining maturities of less than one year and those identified by management at the time of purchase to be used to fund operations within one year are classified as short-term. All other available-for-sale securities are classified as long-term. We evaluate our available-for-sale securities for other-than-temporary impairment on a quarterly basis. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other than temporary. We review several factors to determine whether a loss is other than temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the issuer and whether we have the intent to sell or will more likely than not be required to sell before the securities' anticipated recovery, which may be at maturity. Realized gains and losses are accounted for using the specific identification method. Purchases and sales are recorded on a trade date basis.

Structured Deposits

We hold short-term, principal-protected structured deposits that provide returns in the form of both fixed and variable yields; such variable yields are indexed to foreign exchange rates, equity-linked instruments or interest rate indices. The Company has elected to account for these using the fair value option with gains and losses recorded in our consolidated statements of earnings. For fiscal 2023, 2022 and 2021, resulting gains and losses were immaterial to our consolidated statements of earnings.

Marketable Equity Securities

We also have a marketable equity securities portfolio, which is comprised of marketable equity mutual funds and equity exchange-traded funds. Marketable equity securities are recorded at fair value and approximates a portion of our liability under our Management Deferred Compensation Plan ("MDCP"). Gains or losses from the portfolio and the change in our MDCP liability are recorded in general and administrative expenses in our consolidated statements of earnings. Refer to Note 4, Fair Value Measurements, for further discussion of our MDCP liability.

Equity Investments

Equity investments are accounted for under the equity method if we are able to exercise significant influence, but not control, over an investee. Our share of the earnings or losses as reported by the investees is classified as income from equity investees on our consolidated statements of earnings. The investments are evaluated for impairment annually and when facts and circumstances indicate that the carrying value may not be recoverable. If a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in interest income and other, net on our consolidated statements of earnings.

We account for equity investments for which we do not have significant influence and without readily determinable fair values at cost with adjustments for observable changes in price or impairments as permitted by the measurement alternative. Investments for which the measurement alternative has been elected are assessed for impairment quarterly, or if a triggering

event indicates impairment may be present. Any adjustments as a result of price changes or impairments are recorded in interest income and other, net on our consolidated statements of earnings.

Fair Value

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For assets and liabilities recorded or disclosed at fair value on a recurring basis, we determine fair value based on the following:

Level 1: The carrying value of cash and cash equivalents approximates fair value because of the short-term nature of these instruments. For equity and U.S. government treasury securities and commodity futures contracts, we use quoted prices in active markets for identical assets to determine fair value.

Level 2: When quoted prices in active markets for identical assets are not available, we determine the fair value of certain assets based upon factors such as the quoted market price of similar assets or a discounted cash flow model using readily observable market data, which may include interest rate curves and forward and spot prices for currencies and commodities, depending on the nature of the investment. The fair value of our long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

Level 3: We determine the fair value of our auction rate securities using an internally-developed valuation model, using inputs that include interest rate curves, credit and liquidity spreads and effective maturity.

Assets and liabilities recognized or disclosed at fair value on a nonrecurring basis may include items such as property, plant and equipment, goodwill and other intangible assets, equity and other investments and other assets. We determine the fair value of these items using Level 3 inputs, as described in the related sections below.

Derivative Instruments

We manage our exposure to various risks within our consolidated financial statements according to a market price risk management policy. Under this policy, we may engage in transactions involving various derivative instruments to hedge interest rates, commodity prices and foreign currency-denominated revenue streams, inventory purchases, assets and liabilities and investments in certain foreign operations. In order to manage our exposure to these risks, we use various types of derivative instruments including forward contracts, commodity futures contracts, collars and swaps. Forward contracts and commodity futures contracts are agreements to buy or sell a quantity of a currency or commodity at a predetermined future date and at a predetermined rate or price. A collar is a strategy that uses a combination of a purchased call option and a sold put option with equal premiums to hedge a portion of anticipated cash flows, or to limit possible gains or losses on an underlying asset or liability to a specific range. A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. We do not enter into derivative instruments for speculative purposes.

We record all derivatives on our consolidated balance sheets at fair value and typically do not offset derivative assets and liabilities. Cash flows from derivative financial instruments and the related gains and losses are classified as cash flows from operating activities on the consolidated statements of cash flows. Excluding interest rate hedging instruments, cross-currency swaps and foreign currency debt hedging instruments, we generally do not enter into derivative instruments with maturities longer than three years. However, we are allowed to net settle transactions with respective counterparties for certain derivative contracts, inclusive of interest rate swaps and foreign currency forwards, with a single, net amount payable by one party to the other. We also enter into collateral security arrangements that provide for collateral to be received or posted when the net fair value of certain financial instruments fluctuates from contractually established thresholds. As of October 1, 2023 and October 2, 2022, cash collateral held under collateral security arrangements was $77.1 million and $74.3 million, respectively, and is included in other long-term liabilities on our consolidated balance sheets. As of October 1, 2023 and October 2, 2022, cash collateral pledged as part of our commodity derivative margin requirements was $20.6 million and $75.6 million, respectively, and is included in prepaid expenses and other current assets on our consolidated balance sheets. The potential effects of netting arrangements with our derivative contracts, excluding the effects of collateral, would not have had a material impact on our consolidated balance sheets.

By using these derivative instruments, we expose ourselves to potential credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. We minimize this credit risk by entering into transactions with carefully selected, credit-worthy counterparties and distribute contracts among several financial institutions to reduce the concentration of credit risk.

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the derivative's gain or loss is reported as a component of other comprehensive income ("OCI") and recorded in accumulated other comprehensive income ("AOCI") on our consolidated balance sheets. The gain or loss is subsequently reclassified into net earnings when the hedged exposure affects net earnings, in the same line item as the underlying hedged item on our consolidated statements of earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are classified in the same categories as the cash flows from the respective hedged items. For de-designated cash flow hedges in which the transactions are no longer likely to occur, the related accumulated derivative gains or losses are recognized in interest income and other, net on our consolidated statements of earnings.

Net Investment Hedges

For derivative instruments that are designated and qualify as a net investment hedge, the derivative's, or qualifying non-derivative instrument's gain or loss is reported as a component of OCI and recorded in AOCI. The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold or substantially liquidated.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the changes in fair value of the derivative instrument and the offsetting changes in fair value of the underlying hedged item due to changes in the hedged risk are recorded in interest income and other, net or interest expense on our consolidated statements of earnings.

Derivatives Not Designated As Hedging Instruments

We also enter into certain foreign currency forward contracts, commodity futures contracts, collars and swaps that are not designated as hedging instruments for accounting purposes. The changes in the fair values of these contracts are immediately recognized in interest income and other, net on our consolidated statements of earnings.

Normal Purchase Normal Sale

We enter into fixed-price and price-to-be-fixed green coffee purchase commitments, which we expect to take delivery and to utilize in a reasonable period of time in the ordinary course of business. Since these types of purchase commitments qualify for the normal purchase normal sale exemption, they are not recorded as derivative instruments on our consolidated balance sheets.

Refer to Note 3, Derivative Financial Instruments, and Note 5, Inventories, for further discussion of our derivative instruments and green coffee purchase commitments.

Receivables, net of Allowance for Credit Losses

Our receivables are mainly generated from product and equipment sales to and royalties from our licensees, as well as from our Global Coffee Alliance and other Channel Development customers. The primary indicators of the credit quality of our receivables are aging, payment history, economic sector information and outside credit monitoring, and are assessed on a quarterly basis. Our credit loss exposure is mainly concentrated in our accounts receivable portfolio. Our allowance for credit losses is calculated using a loss-rate method based on historical experience, current market conditions and reasonable forecasts. For the fiscal year ended October 1, 2023, we did not observe a significant deterioration of our receivable portfolio that required a significant increase in our allowance for credit losses. As of October 1, 2023 and October 2, 2022, our allowance for credit losses was $23.8 million and $27.2 million, respectively.

Inventories

Inventories are stated at the lower of cost (primarily moving average cost) or net realizable value. We record inventory reserves for obsolete and slow-moving inventory and for estimated shrinkage between physical inventory counts. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. As of October 1, 2023 and October 2, 2022, inventory reserves were $44.4 million and $43.1 million, respectively.

Property, Plant and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation. Cost includes all direct costs necessary to acquire and prepare assets for use, including internal labor and overhead in some cases. Depreciation is computed using the straight-line method over estimated useful lives of the assets, generally ranging from 2 to 15 years for equipment and 30 to 40 years for buildings. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease life, generally 10 years. For leases with renewal periods at our option, we generally use the original lease term, excluding renewal option periods, to determine estimated useful lives. If failure to exercise a renewal option imposes a significant economic penalty to us, we may determine at the inception of the lease that renewal is reasonably assured and include the renewal option period in the determination of the appropriate estimated useful lives.

The portion of depreciation expense related to production and distribution facilities is included in product and distribution costs on our consolidated statements of earnings. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. When assets are disposed of, whether through retirement or sale, the net gain or loss is recognized in net earnings. Long-lived assets to be disposed of are reported at the lower of their carrying amount or fair value less estimated costs to sell.

We evaluate property, plant and equipment for impairment when facts and circumstances indicate that the carrying values of such assets may not be recoverable. When evaluating for impairment, we first compare the carrying value of the asset to the asset's estimated future undiscounted cash flows. If the estimated undiscounted future cash flows are less than the carrying value of the asset, we determine if we have an impairment loss by comparing the carrying value of the asset to the asset's estimated fair value and recognize an impairment charge when the asset's carrying value exceeds its estimated fair value. The fair value of the asset is estimated using a discounted cash flow model based on forecasted future revenues and operating costs, using internal projections. Property, plant and equipment assets and ROU assets related to the store lease are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For company-operated store assets, the impairment test is performed at the individual store asset group level.

We recognized net disposition and impairment charges of $91.1 million, $66.6 million and $153.1 million in fiscal 2023, 2022 and 2021, respectively. We recorded $23.2 million, $14.3 million and $44.4 million of impairment losses within store operating expenses on our consolidated statements of earnings during the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021, respectively. Of the total net disposition and impairment charges recorded in fiscal 2022 and 2021, $9.6 million and $53.1 million, respectively, were restructuring related and recorded in restructuring and impairment expenses. Unless it is restructuring related, the nature of the underlying asset that is impaired or disposed of will determine the operating expense line on which the related impact is recorded on our consolidated statements of earnings.

Leases

The majority of our leases are operating leases for our company-operated retail store locations. We also lease, among other things, roasting, distribution and warehouse facilities and office space for corporate administrative purposes.

We categorize leases as either operating or finance leases at the commencement date of the lease. Operating lease agreements may contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. We have lease agreements with lease and non-lease components, which are accounted for together as a single lease component for all underlying classes of assets.

We recognize a ROU asset and lease liability for each operating and finance lease with a contractual term greater than 12 months at the time of lease inception. We do not record leases with an initial term of 12 months or less on our consolidated balance sheet but continue to record rent expense on a straight-line basis over the lease term. We review contracts for identified assets where we have the right to direct the use of the asset and record those agreements as embedded leases on our consolidated balance sheet. Our leases often include options to extend or terminate at our sole discretion, which are included in the determination of lease term when they are reasonably certain to be exercised.

Our lease liability represents the present value of future lease payments over the lease term. Given our policy election to combine lease and non-lease components, we also consider fixed common area maintenance ("CAM") part of our fixed future lease payments; therefore, fixed CAM is also included in our lease liability.

We generally cannot determine the interest rate implicit in each of our leases. Therefore, we typically use market and term-specific incremental borrowing rates. Our incremental borrowing rate for a lease is the rate of interest we expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Because we do not borrow on a collateralized basis, we consider a combination of factors, including our credit-adjusted risk-free interest rate, the risk profile and funding cost of the specific geographic market of the lease, the lease term and the effect of adjusting the rate to reflect consideration of collateral. Our credit-adjusted risk-free rate takes into consideration interest rates we pay on our unsecured long-term bonds as well as quoted interest rates obtained from financial institutions.

Total lease costs recorded as rent and other occupancy costs include fixed operating lease costs, variable lease costs and short-term lease costs. Most of our real estate leases require we pay certain expenses, such as CAM costs, real estate taxes and other executory costs, of which the fixed portion is included in operating lease costs. We recognize operating lease costs on a straight-line basis over the lease term. In addition to the above costs, variable lease costs also include amounts based on a percentage of gross sales in excess of specified levels and are recognized when probable and are not included in determining the present value of our lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. A significant majority of our leases are related to our company-operated stores, and their related costs are recorded within store operating expenses.

The ROU asset is measured at the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, initial direct costs and any tenant improvement allowances received. For operating leases, ROU assets are reduced over the lease term by the recognized straight-line lease expense less the amount of accretion of the lease liability determined using the effective interest method. For finance leases, ROU assets are amortized on a straight-line basis over the shorter of the useful life of the leased asset or the lease term. Interest expense on each finance lease liability is recognized utilizing the effective interest method. ROU assets are tested for impairment in the same manner as long-lived assets.

Additionally, we monitor for events or changes in circumstances that may require a reassessment of one of our leases and determine if a remeasurement is required. See Note 10, Leases, for additional details. For the fiscal year ended October 3, 2021, we recognized accelerated amortization of ROU lease assets and other lease costs of $89.5 million, due to planned store closures prior to the end of contractual lease terms, which were recorded in restructuring and impairments on the consolidated statement of earnings. In fiscal 2021, we substantially completed our plan to optimize our North America store portfolio, and we did not recognize any material restructuring and impairment amounts related to this plan during fiscal 2023 and fiscal 2022.

Goodwill

We evaluate goodwill for impairment annually during our third fiscal quarter, or more frequently if an event occurs or circumstances change, such as material deterioration in performance or a significant number of store closures, that would indicate that impairment may exist. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds its carrying amount, we calculate the estimated fair value of the reporting unit. Fair value is typically calculated using a discounted cash flow model. For certain reporting units, where deemed appropriate, we may also utilize a market approach for estimating fair value. If the carrying amount of the reporting unit exceeds the estimated fair value, an impairment charge is recorded to reduce the carrying value to the estimated fair value.

As part of our ongoing operations, we may close certain stores within a reporting unit containing goodwill due to underperformance of the store or inability to renew our lease, among other reasons. We may abandon certain assets associated with a closed store, including leasehold improvements and other non-transferable assets. When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with the business is included in the carrying amount of the business in determining any loss on disposal. Our evaluation of whether the portion of a reporting unit being disposed of constitutes a business occurs on the date of abandonment. Although an operating store meets the accounting definition of a business prior to abandonment, it does not constitute a business on the closure date because the remaining assets on that date do not constitute an integrated set of activities (substantive processes) and assets that are capable of being managed for the purpose of providing a return to investors. As a result, when closing individual stores, we do not include goodwill in the calculation of any loss on disposal of the related assets.

We recorded no goodwill impairment during fiscal 2023, fiscal 2022 and fiscal 2021. See Note 8, Other Intangible Assets and Goodwill, for further information.

Other Intangible Assets

Other intangible assets include finite-lived intangible assets, which mainly consist of acquired and reacquired rights, trade secrets, licensing agreements, contract-based patents and copyrights. These assets are amortized over their estimated useful lives and are tested for impairment using a similar methodology to our property, plant and equipment, as described above.

Indefinite-lived intangibles, which consist primarily of trade names and trademarks, are tested for impairment annually during the third fiscal quarter, or more frequently if an event occurs or circumstances change that would indicate that impairment may exist. When evaluating other intangible assets for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that an intangible asset group is impaired. If we do not perform the qualitative assessment, or if we determine that it is not more likely than not that the fair value of the intangible asset group exceeds its carrying amount, we calculate the estimated fair value of the intangible asset group. Fair value is the price a willing buyer would pay for the intangible asset group and is typically calculated using an income approach, such as a relief-from-royalty model. If the carrying amount of the intangible asset group exceeds the estimated fair value, an impairment charge is recorded to reduce the carrying value to the estimated fair value. In addition, we continuously monitor and may revise our intangible asset useful lives if and when facts and circumstances change.

There were no significant other intangible asset impairment charges recorded during fiscal years 2023, 2022 and 2021. See Note 8, Other Intangible Assets and Goodwill, for further information.

Insurance Reserves

We use a combination of insurance and self-insurance mechanisms, including a wholly-owned captive insurance entity and participation in a reinsurance treaty, to provide for the potential liabilities for certain risks, including workers' compensation, healthcare benefits, general liability, property insurance and director and officers' liability insurance. Liabilities associated with the risks that are retained by us are not discounted and are estimated, in part, by considering historical claims experience, demographics, exposure and severity factors and other actuarial assumptions.

Revenue Recognition

Consolidated revenues are presented net of intercompany eliminations for wholly-owned subsidiaries and investees controlled by us and for product sales to and royalty and other fees from licensees accounted for under the equity method. Additionally,

consolidated revenues are recognized net of any discounts, returns, allowances and sales incentives, including coupon redemptions and rebates.

Company-operated Store Revenues

Company-operated store revenues are recognized when payment is tendered at the point-of-sale as the performance obligation has been satisfied. For products sold via delivery platforms, contractual terms are evaluated for each service provider to determine gross versus net presentation and revenues are also recognized when control of products are transferred to the customers. Delivery service fees were immaterial in the periods presented. Company-operated store revenues are reported excluding sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Licensed Store Revenues

Licensed store revenues consist of product and equipment sales, royalties and other fees paid by licensees using the Starbucks brand. Sales of coffee, tea, food and related products are generally recognized upon shipment to licensees, depending on contract terms. Shipping charges billed to licensees are also recognized as revenue, and the related shipping costs are included in product and distribution costs on our consolidated statements of earnings.

We consider pre-opening services, including site evaluation and selection, store architectural/design and development and operational training, to be performance obligations that are separate from the license to operate under the Starbucks brand. These services provide distinct value to our licensees, including business and industry insight and knowledge that transfers value apart from the license. Revenues associated with pre-opening services are recognized upon completion of the related performance obligations, generally when a store is opened. Royalty revenues are recognized based upon a percentage of reported sales, and other continuing fees, such as marketing and service fees, are recognized as the performance obligations are met.

Stored Value Cards

Stored value cards can be activated through various channels, including at our company-operated and most licensed store locations, online at Starbucks.com or via mobile devices held by our customers and at certain other third-party websites and locations, such as grocery stores, although they cannot be reloaded at these third-party websites or locations. Amounts loaded onto stored value cards are initially recorded as deferred revenue and recognized as revenue upon redemption. Historically, the majority of stored value cards are redeemed within one year.

In many of our company-owned markets, including the U.S., our stored value cards do not have an expiration date nor do we charge service fees that cause a decrement to customer balances. Based on historical redemption rates, a portion of stored value cards is not expected to be redeemed and will be recognized as breakage over time in proportion to stored value card redemptions. The redemption rates are based on historical redemption patterns for each market, including the timing and business channel in which the card was activated or reloaded, and remittance to government agencies under unclaimed property laws, if applicable.

Breakage is recognized as company-operated stores and licensed stores revenue within the consolidated statement of earnings. For the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021, we recognized breakage revenue of $196.1 million, $196.0 million and $164.5 million in company-operated store revenues, respectively, and $18.9 million, $16.7 million and $16.6 million in licensed store revenues, respectively.

Loyalty Program

Customers in the U.S., Canada and certain other countries who register their Starbucks Card are automatically enrolled in the Starbucks Rewards program, which is primarily a spend-based loyalty program. They earn loyalty points ("Stars") in a variety of ways, including with each purchase at participating Starbucks stores. Starbucks Rewards members can earn Stars by paying with cash, credit or debit cards, or selected mobile wallets at company-operated and certain participating licensed stores in the U.S. and Canada. After accumulating a certain number of Stars, the customer earns a reward that can be redeemed for free product that, regardless of where the related Stars were earned within that country, will be honored at company-operated stores and certain participating licensed store locations in that same country.

We defer revenue associated with the estimated selling price of Stars earned by Starbucks Rewards members towards free products as each Star is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed Stars. Stars generally expire after six months.

When a customer redeems an earned reward, we recognize revenue for the redeemed product and reduce the related deferred revenue.

Other Revenues

Other revenues primarily include royalty revenues, sales of packaged coffee, tea and a variety of ready-to-drink beverages and single-serve coffee and tea products to customers outside of our company-operated and licensed stores. Sales of these products are generally recognized upon shipment to customers, depending on contract terms.

Other revenues also include product sales to and licensing revenue from Nestlé related to our Global Coffee Alliance. Product sales to Nestlé are generally recognized when the product is shipped whereas royalty revenues are recognized based on a percentage of reported sales.

Deferred Revenues

Our deferred revenue primarily consists of the up-front prepaid royalty from Nestlé, for which we have continuing performance obligations to support the Global Coffee Alliance, and our unredeemed stored value card liability and unredeemed Stars associated with our loyalty program. See Note 11, Deferred Revenue, for further information.

Disaggregation of Revenues

Revenues disaggregated by segment, product type and geographic area are disclosed in Note 17, Segment Reporting.

Product and Distribution Costs

Product and distribution costs primarily consist of raw materials, purchased goods, packaging costs and delivery-related expenses as well as operational costs of our supply chain organization, such as wages and benefits, occupancy costs and depreciation expenses, in support of sourcing, procuring, manufacturing, warehousing and transportation activities of products sold at our company-operated and licensed stores as well as through Channel Development and our other businesses. Also included are inventory and supply chain asset impairment costs.

Store Operating Expenses

Store operating expenses consist of costs incurred in our company-operated stores, primarily wages and benefits related to store partners (employees), occupancy costs, delivery commissions and other costs that directly support the operation and sales-related activities of those stores.

General and Administrative Expenses

General and administrative expenses primarily consist of wages and benefits, professional service fees and occupancy costs for corporate headquarters and regional offices that support our corporate functions, including technology, finance, legal and partner resources.

Advertising

We expense most advertising costs as they are incurred, except for certain production costs that are expensed the first time the advertising takes place. Advertising expenses totaled $507.8 million, $416.7 million and $305.1 million in fiscal 2023, 2022 and 2021, respectively.

Government Subsidies

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), which among other things, provided employer payroll tax credits for wages paid to employees who are unable to work during the COVID-19 pandemic and options to defer payroll tax payments for a limited period. Based on our evaluation of the CARES Act, we qualified for certain employer payroll tax credits as well as the deferral of payroll tax payments in the future. Additionally, the Canadian government enacted the Canada Emergency Wage Subsidy ("CEWS") to help employers offset a portion of their employee wages for a limited period. We elected to treat qualified government subsidies from the U.S., Canada and other governments as offsets to the related operating expenses. The CARES Act and CEWS were no longer applicable to us in late fiscal 2021. The qualified payroll credits reduced our store operating expenses by $210.0 million on our consolidated statement of earnings during fiscal 2021. After netting the qualified credits against our payable, a receivable balance of $15.6 million and $69.4 million was included in prepaid expenses and other current assets as of October 1, 2023 and October 2, 2022, respectively. As of October 1, 2023, the deferred payroll tax payments have been remitted in full. As of October 2, 2022, deferred payroll tax payments of $116.5 million were included in accrued liabilities on our consolidated balance sheets.

Store Preopening Expenses

Costs incurred in connection with the start-up and promotion of new company-operated store openings are expensed as incurred.

Asset Retirement Obligations

We recognize a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. Our AROs are primarily associated with leasehold improvements, which, at the end of a lease, we are contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, we record an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. We estimate the liability using a number of assumptions, including store closing costs, cost inflation rates and discount rates, and accrete the liability to its projected future value over time. The capitalized asset is depreciated using the same depreciation convention as leasehold improvement assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement costs incurred is recognized as a gain or loss in store operating expenses on our consolidated statements of earnings. As of October 1, 2023 and October 2, 2022, our net ARO assets included in property, plant and equipment were $25.6 million and $26.1 million, respectively, and our net ARO liabilities included in other long-term liabilities were $110.3 million and $104.7 million, respectively.

Stock-based Compensation

We maintain several equity incentive plans under which we may grant non-qualified stock options, incentive stock options, restricted stock, restricted stock units ("RSUs") or stock appreciation rights to employees, non-employee directors and consultants; stock options have not been broadly used as part of our compensation strategy in recent years. We also have an employee stock purchase plan ("ESPP"). RSUs issued by us are equivalent to nonvested shares under the applicable accounting guidance. We record stock-based compensation expense based on the fair value of stock awards at the grant date and recognize the expense over the related service period following a graded vesting expense schedule. Expense for performance-based RSUs is recognized when it is probable the performance goal will be achieved. Performance goals are determined by the Board and may include measures such as earnings per share, operating income, return on invested capital, total shareholder return and metrics focused on building inclusive and diverse teams. The fair value of each stock option granted is estimated on the grant date using the Black-Scholes-Merton option valuation model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and our historical experience. The fair value of RSUs is based on the closing price of Starbucks common stock on the award date, less the present value of expected dividends not received during the vesting period. If applicable, our total shareholder return relative to our peer group is incorporated into the underlying assumptions using a Monte Carlo simulation valuation model to calculate grant date fair value. Compensation expense is recognized over the requisite service period for each separately vesting portion of the award, and only for those awards expected to vest, with forfeitures estimated at the date of grant based on our historical experience and future expectations.

Foreign Currency Translation

Our international operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average monthly exchange rates during the year. Resulting translation adjustments are reported as a component of OCI and recorded in AOCI on our consolidated balance sheets.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are recognized based on the differences between the financial statement carrying amounts and the respective tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which we expect the temporary differences to reverse. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

We routinely evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that some portion of the tax benefit will not be realized. In evaluating our ability to recover our deferred tax assets within the jurisdictions from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

In addition, our income tax returns are periodically audited by domestic and foreign tax authorities. These audits include review of our tax filing positions, including the timing and amount of deductions taken and the allocation of income between tax jurisdictions. We evaluate our exposures associated with our various tax filing positions and recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, including resolutions of any related appeals or litigation processes, based on the technical merits of our position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. For uncertain tax positions that do not meet this threshold, we record a related liability. We adjust our unrecognized tax benefit liability and income tax expense in the

period in which the uncertain tax position is effectively settled, the statute of limitations expires for the relevant taxing authority to examine the tax position or when new information becomes available.

Starbucks recognizes interest and penalties related to income tax matters in income tax expense on our consolidated statements of earnings. Accrued interest and penalties are included within the related tax balances on our consolidated balance sheets.

Global intangible low-taxed income ("GILTI") provisions are applied, providing an incremental tax on foreign income. We have made a policy election to classify taxes due under the GILTI provision as a current period expense.

Earnings per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock and the effect of dilutive potential common shares outstanding during the period, calculated using the treasury stock method. Dilutive potential common shares include outstanding stock options and RSUs. Performance-based RSUs are considered dilutive when the related performance criterion has been met.

Common Stock Share Repurchases

We may repurchase shares of Starbucks common stock under a program authorized by our Board, including pursuant to a contract, instruction or written plan meeting the requirements of Rule 10b5-1(c)(1) of the Exchange Act. Under applicable Washington State law, shares repurchased are retired and not displayed separately as treasury stock on the financial statements. Instead, the par value of repurchased shares is deducted from common stock and the excess repurchase price over par value is deducted from additional paid-in capital and from retained earnings (deficit).

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In the first quarter of fiscal 2022, we adopted the Financial Accounting Standards Board ("FASB") issued guidance related to reference rate reform. The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2024. The adoption of the new guidance did not have a material impact on our financial statements.

In June 2016, the FASB issued guidance replacing the incurred loss impairment methodology with a new methodology that reflects current expected credit losses on financial assets, including receivables and available-for-sale securities. The new methodology requires entities to estimate and recognize expected credit losses each reporting period. The guidance was adopted during the first quarter of fiscal 2021 under the modified retrospective approach and resulted in a $2.2 million transition adjustment to opening shareholders' retained deficit on our consolidated statements of equity.

Note 2:   Acquisitions, Divestitures and Strategic Alliance

Fiscal 2023

On January 13, 2023, we sold the assets, primarily consisting of intellectual properties associated with the Seattle's Best Coffee brand, to Nestlé for $110.0 million. The transaction resulted in a pre-tax gain of $91.3 million, which was included in gain from sale of assets on our consolidated statements of earnings. Results from Seattle's Best Coffee operations prior to the sale are reported in our Channel Development operating segment.

Fiscal 2022

In the fourth quarter of fiscal 2022, we sold our Evolution Fresh brand and business to Bolthouse Farms. This transaction did not have a material impact on our consolidated financial statements.

Fiscal 2021

In the fourth quarter of fiscal 2021, we sold our 50% ownership interest in Starbucks Coffee Korea Co., Ltd. where our joint venture partner, E-Mart Inc., acquired an additional 17.5% interest and Apfin Investment Pte Ltd, an affiliate of GIC Private Limited, which is a Singapore sovereign wealth fund, acquired the remaining 32.5%. The sale had a combined price of $1.175 billion. This transaction resulted in a pre-tax gain of $864.5 million, which is included in net gain resulting from divestiture of certain operations on our consolidated statements of earnings.

Note 3:   Derivative Financial Instruments

Interest Rates

From time to time, we enter into designated cash flow hedges to manage the variability in cash flows due to changes in benchmark interest rates. We enter into interest rate swap agreements, including forward-starting interest rate swaps and

treasury locks, settled in cash based upon the difference between an agreed-upon benchmark rate and the prevailing benchmark rate at settlement. These agreements are generally settled around the time of the pricing of the related debt. Each derivative agreement's gain or loss is recorded in AOCI and is subsequently reclassified to interest expense over the life of the related debt.

To hedge the exposure to changes in the fair value of our fixed-rate debt, we enter into interest rate swap agreements, which are designated as fair value hedges. The changes in fair values of these derivative instruments and the offsetting changes in fair values of the underlying hedged debt due to changes in the relevant benchmark interest rates are recorded in interest expense. Refer to Note 9, Debt, for additional information on our long-term debt.

Foreign Currency

To reduce cash flow volatility from foreign currency fluctuations, we enter into forward and swap contracts to hedge portions of cash flows of anticipated intercompany royalty payments, inventory purchases and intercompany borrowing and lending activities. The resulting gains and losses from these derivatives are recorded in AOCI and subsequently reclassified to revenue, product and distribution costs, or interest income and other, net, respectively, when the hedged exposures affect net earnings.

From time to time, we may enter into financial instruments, including, but not limited to, forward and swap contracts or foreign currency-denominated debt, to hedge the currency exposure of our net investments in certain international operations. The resulting gains and losses from these derivatives are recorded in AOCI and are subsequently reclassified to net earnings when the hedged net investment is either sold or substantially liquidated. Gains and losses from these derivatives representing hedged components excluded from the assessment of effectiveness are amortized over the life of the hedging instrument using a systematic and rational method and recognized in interest expense.

Foreign currency forward and swap contracts not designated as hedging instruments are used to mitigate the foreign exchange risk of certain other balance sheet items. Gains and losses from these derivatives are largely offset by the financial impact of translating foreign currency-denominated payables and receivables, and these gains and losses are recorded in interest income and other, net.

Commodities

Depending on market conditions, we may enter into coffee forward contracts, futures contracts and collars to hedge anticipated cash flows under our price-to-be-fixed green coffee contracts, which are described further in Note 5, Inventories, or our longer-dated forecasted coffee demand where underlying fixed price and price-to-be-fixed contracts are not yet available. The resulting gains and losses are recorded in AOCI and are subsequently reclassified to product and distribution costs when the hedged exposure affects net earnings.

Depending on market conditions, we may also enter into dairy forward contracts and futures contracts to hedge a portion of anticipated cash flows under our dairy purchase contracts and our forecasted dairy demand. The resulting gains or losses are recorded in AOCI and are subsequently reclassified to product and distribution costs when the hedged exposure affects net earnings.

Cash flow hedges related to anticipated transactions are designated and documented at the inception of each hedge. Cash flows from hedging transactions are classified in the same categories as the cash flows from the respective hedged items. For de-designated cash flow hedges in which the underlying transactions are no longer probable of occurring, the related accumulated derivative gains or losses are recognized in interest income and other, net on our consolidated statements of earnings. These derivatives may be accounted for prospectively as non-designated derivatives until maturity, re-designated to new hedging relationships or terminated early. We continue to believe transactions related to our other designated cash flow hedges are probable to occur.

To mitigate the price uncertainty of a portion of our future purchases, including diesel fuel and other commodities, we enter into swap contracts, futures and collars that are not designated as hedging instruments. The resulting gains and losses are recorded in interest income and other, net to help offset price fluctuations on our beverage, food, packaging and transportation costs, which are included in product and distribution costs on our consolidated statements of earnings.

Gains and losses on derivative contracts and foreign currency-denominated debt designated as hedging instruments included in AOCI and expected to be reclassified into earnings within 12 months, net of tax (*in millions*):

	Net Gains/(Losses) Included in AOCI			Net Gains/(Losses) Expected to be Reclassified from AOCI into Earnings within 12 Months	Outstanding Contract/Debt Remaining Maturity (Months)
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021		
Cash Flow Hedges:					
Coffee	$ (78.1)	$ 153.9	$ 197.8	$ (70.8)	6
Cross-currency swaps	(0.6)	(1.9)	4.4	—	14
Dairy	(1.8)	(2.6)	(0.4)	(1.8)	6
Foreign currency - other	39.6	55.3	1.3	25.9	34
Interest rates	(6.6)	(5.8)	(44.8)	(3.1)	0
Net Investment Hedges:					
Cross-currency swaps	87.1	67.3	37.9	—	102
Foreign currency	16.0	16.1	16.0	—	0
Foreign currency debt	140.2	125.7	(5.3)	—	6

Pre-tax gains and losses on derivative contracts and foreign currency-denominated long-term debt designated as hedging instruments recognized in OCI and reclassifications from AOCI to earnings (*in millions*):

	Year Ended						
	Gains/(Losses) Recognized in OCI Before Reclassifications			Gains/(Losses) Reclassified from AOCI to Earnings			
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021	Location of gain/(loss)
Cash Flow Hedges:							
Coffee	$(152.9)	$ 76.9	$ 223.5	$ 110.5	$ 126.2	$ (3.5)	Product and distribution costs
Cross-currency swaps	4.9	24.8	13.7	3.1	(6.9)	1.9	Interest expense
				0.3	39.4	12.7	Interest income and other, net
Dairy	(11.1)	3.6	0.5	(12.3)	6.5	1.7	Product and distribution costs
Foreign currency - other	9.4	103.9	(10.0)	23.6	22.0	1.8	Licensed stores revenues
				6.7	(2.3)	(7.3)	Product and distribution costs
				0.2	13.7	—	Interest income and other, net
Interest rates	0.3	50.3	56.1	1.4	(2.0)	(1.8)	Interest expense
				—	—	(3.6)	Interest income and other, net
Net Investment Hedges:							
Cross-currency swaps [1]	54.1	53.5	20.5	27.4	14.3	13.4	Interest expense
Foreign currency debt	19.1	175.5	42.6	—	—	—	

[1] Gains and losses recognized in earnings relate to components excluded from the assessment of effectiveness.

Pre-tax gains and losses on non-designated derivatives and designated fair value hedging instruments and the related fair value hedged item recognized in earnings (*in millions*):

| | Location of gain/(loss) recognized in earnings | Gains/(Losses) Recognized in Earnings | | |
| | | Year Ended | | |
		Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Non-Designated Derivatives:				
Dairy	Interest income and other, net	$ (0.1)	$ 0.2	$ —
Diesel fuel and other commodities	Interest income and other, net	(2.0)	3.7	2.6
Coffee	Interest income and other, net	(5.4)	9.2	—
Foreign currency - other	Interest income and other, net	(3.6)	46.8	7.5
Fair Value Hedges:				
Interest rate swap	Interest expense	(18.7)	(65.0)	(0.5)
Long-term debt (hedged item)	Interest expense	(12.3)	73.9	14.0

Notional amounts of outstanding derivative contracts *(in millions)*:

	Oct 1, 2023	Oct 2, 2022
Coffee	$ 266	$ 649
Cross-currency swaps	1,076	741
Dairy	71	94
Diesel fuel and other commodities	7	33
Foreign currency - other	1,164	1,269
Interest rate swaps	1,100	1,100

Fair value of outstanding derivative contracts (*in millions*) including the location of the asset and/or liability on the consolidated balance sheets:

| | Balance Sheet Location | Derivative Assets | |
		Oct 1, 2023	Oct 2, 2022
Designated Derivative Instruments:			
Cross-currency swaps	Other long-term assets	$ 130.1	$ 115.4
Dairy	Prepaid expenses and other current assets	0.4	0.5
Foreign currency - other	Prepaid expenses and other current assets	32.0	39.9
	Other long-term assets	22.9	33.5
Interest rate swap	Prepaid expenses and other current assets	0.4	—
Non-designated Derivative Instruments:			
Diesel fuel and other commodities	Prepaid expenses and other current assets	0.7	0.4
Foreign currency	Prepaid expenses and other current assets	7.5	34.3
	Other long-term assets	—	7.3

| | Balance Sheet Location | Derivative Liabilities | |
		Oct 1, 2023	Oct 2, 2022
Designated Derivative Instruments:			
Dairy	Accrued liabilities	$ 1.1	$ 2.9
Foreign currency - other	Accrued liabilities	2.0	0.3
Interest rate swaps	Accrued liabilities	—	12.0
	Other long-term liabilities	41.4	34.0
Non-designated Derivative Instruments:			
Foreign currency	Accrued liabilities	0.5	5.8
	Other long-term liabilities	1.8	—

The following amounts were recorded on the consolidated balance sheets related to fixed-to-floating interest rate swaps designated in fair value hedging relationships *(in millions)*:

| | Carrying amount of hedged item | | Cumulative amount of fair value hedging adjustment included in the carrying amount | |
	Oct 1, 2023	Oct 2, 2022	Oct 1, 2023	Oct 2, 2022
Location on the balance sheet				
Long-term debt[1]	$ 1,060	$ 1,047.7	$ (40.0)	$ (52.3)

[1] Includes $750 million in Senior Notes that matured on October 1, 2023 but remained in current portion of long-term debt on the consolidated balance sheet as the debt repayment was not made until the first day of fiscal 2024.

Additional disclosures related to cash flow gains and losses included in AOCI, as well as subsequent reclassifications to earnings, are included in Note 12, Equity.

Note 4:   Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis (in millions:

	Balance at October 1, 2023	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents	$ 3,551.5	$ 3,551.5	$ —	$ —
Short-term investments:				
Available-for-sale debt securities				
Corporate debt securities	64.0	—	64.0	—
U.S. government treasury securities	2.8	2.8	—	—
Foreign government obligations	3.9	—	3.9	—
Total available-for-sale debt securities	70.7	2.8	67.9	—
Structured deposits	261.2	—	261.2	—
Marketable equity securities	69.6	69.6	—	—
Total short-term investments	401.5	72.4	329.1	—
Prepaid expenses and other current assets:				
Derivative assets	41.0	—	41.0	—
Long-term investments:				
Available-for-sale debt securities				
Corporate debt securities	91.1	—	91.1	—
Mortgage and other asset-backed securities	50.2	—	50.2	—
State and local government obligations	1.3	—	1.3	—
U.S. government treasury securities	104.7	104.7	—	—
Total long-term investments	247.3	104.7	142.6	—
Other long-term assets:				
Derivative assets	153.0	—	153.0	—
Total assets	$ 4,394.3	$ 3,728.6	$ 665.7	$ —
Liabilities:				
Accrued liabilities:				
Derivative liabilities	$ 3.6	$ —	$ 3.6	$ —
Other long-term liabilities:				
Derivative liabilities	43.2	—	43.2	—
Total liabilities	$ 46.8	$ —	$ 46.8	$ —

	Balance at October 2, 2022	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash and cash equivalents	$ 2,818.4	$ 2,797.3	$ 21.1	$ —
Short-term investments:				
Available-for-sale debt securities				
Corporate debt securities	22.4	—	22.4	—
U.S. government treasury securities	9.3	9.3	—	—
Total available-for-sale debt securities	31.7	9.3	22.4	—
Structured deposits	275.1	—	275.1	—
Marketable equity securities	57.7	57.7	—	—
Total short-term investments	364.5	67.0	297.5	—
Prepaid expenses and other current assets:				
Derivative assets	75.1	—	75.1	—
Long-term investments:				
Available-for-sale debt securities				
Corporate debt securities	134.7	—	134.7	—
Foreign government obligations	3.8	—	3.8	—
Mortgage and other asset-backed securities	56.5	—	56.5	—
State and local government obligations	1.3	—	1.3	—
U.S. government treasury securities	82.8	82.8	—	—
Total long-term investments	279.1	82.8	196.3	—
Other long-term assets:				
Derivative assets	156.2	—	156.2	—
Total assets	$ 3,693.3	$ 2,947.1	$ 746.2	$ —
Liabilities:				
Accrued liabilities:				
Derivative liabilities	$ 21.0	$ —	$ 21.0	$ —
Other long-term liabilities:				
Derivative liabilities	34.0	—	34.0	—
Total liabilities	$ 55.0	$ —	$ 55.0	$ —

There were no material transfers between levels, and there was no significant activity within Level 3 instruments during the periods presented. The fair values of any financial instruments presented above exclude the impact of netting assets and liabilities when a legally enforceable master netting agreement exists.

Available-for-sale Debt Securities

Long-term investments generally mature within 5 years. Proceeds from sales of securities were $2.5 million, $72.6 million and $134.1 million for fiscal 2023, 2022 and 2021, respectively. Realized gains and losses were not material for fiscal 2023, 2022 and 2021. Gross unrealized holding gains and losses were not material as of October 1, 2023 and October 2, 2022.

Marketable Equity Securities

Marketable equity securities include equity mutual funds and exchange-traded funds. Our marketable equity securities portfolio approximates a portion of our liability under our MDCP, a defined contribution plan. Our MDCP liability was $90.4 million and $85.9 million as of October 1, 2023 and October 2, 2022, respectively. The changes in net unrealized holding gains and losses in the marketable equity securities portfolio included in earnings for fiscal 2023, 2022 and 2021 were not material. Gross unrealized holding gains and losses on marketable equity securities were not material as of October 1, 2023 and October 2, 2022.

Derivative Assets and Liabilities

Derivative assets and liabilities are described further in Note 3, Derivative Financial Instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as property, plant and equipment, ROU assets, goodwill and other intangible assets, equity and other investments and other assets. These assets are measured at fair value if determined to be impaired. Impairment of property, plant and equipment and ROU assets is included in Note 1, Summary of Significant Accounting Policies and Estimates.

We recognized impairments during fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021. Impairments recognized in the fiscal year ended October 3, 2021 were primarily related to our restructuring plan. See Note 1, Summary of Significant Accounting Policies and Estimates and Note 10, Leases for additional discussion of these impairments.

Fair Value of Other Financial Instruments

The estimated fair value of our long-term debt based on the quoted market price (Level 2) is included at Note 9, Debt.

Note 5: Inventories *(in millions)*

		Oct 1, 2023		Oct 2, 2022
Coffee:				
Unroasted	$	747.7	$	1,018.6
Roasted		280.3		310.3
Other merchandise held for sale		364.6		430.9
Packaging and other supplies		413.8		416.8
Total	$	1,806.4	$	2,176.6

Other merchandise held for sale includes, among other items, serveware, food and tea. Inventory levels vary due to seasonality, commodity market supply and price fluctuations.

As of October 1, 2023, we had committed to purchasing green coffee totaling $412 million under fixed-price contracts and an estimated $577 million under price-to-be-fixed contracts. A portion of our price-to-be-fixed contracts are effectively fixed through the use of futures. See Note 3, Derivative Financial Instruments for further discussion. Price-to-be-fixed contracts are purchase commitments whereby the quality, quantity, delivery period and other negotiated terms are agreed upon, but the date, and therefore the price, at which the base "C" coffee commodity price component will be fixed has not yet been established. For most contracts, either Starbucks or the seller has the option to "fix" the base "C" coffee commodity price prior to the delivery date. For other contracts, Starbucks and the seller may agree upon pricing parameters determined by the base "C" coffee commodity price. Until prices are fixed, we estimate the total cost of these purchase commitments. We believe, based on established relationships with our suppliers and continuous monitoring, the risk of non-delivery on these purchase commitments is remote.

Note 6: Equity Investments *(in millions)*

		Oct 1, 2023		Oct 2, 2022
Equity method investments	$	415.7	$	283.1
Other investments		24.2		28.1
Total	$	439.9	$	311.2

Equity Method Investments

As of October 1, 2023, we had a 50% ownership interest in Tata Starbucks Limited (India), which operates licensed Starbucks® retail stores.

We also license the rights to produce and distribute Starbucks-branded products to our 50% owned joint venture, The North American Coffee Partnership with the Pepsi-Cola Company, which develops and distributes bottled Starbucks® beverages,

including Frappuccino coffee drinks, Starbucks Doubleshot espresso drinks, Starbucks® Iced Espresso Classics and Starbucks® Iced Coffee.

Our share of income and losses from our equity method investments is included in income from equity investees on our consolidated statements of earnings. Also included in this line item is our proportionate share of gross profit resulting from coffee and other product sales to, and royalty and license fee revenues generated from, equity investees. Revenues generated from these entities were $85.7 million, $80.9 million and $160.8 million in fiscal 2023, 2022 and 2021, respectively. Related product and distribution costs were $85.6 million, $76.5 million and $92.1 million in fiscal 2023, 2022 and 2021, respectively. As of October 1, 2023 and October 2, 2022, there were $19.1 million and $14.8 million of accounts receivable from equity investees, respectively, on our consolidated balance sheets, primarily related to product sales and royalty revenues.

We also hold equity interests in other entities to support our corporate and investment strategies, including our limited partnership interest in Valor Siren Ventures I L.P. and Valor Siren Ventures II L.P, which are private equity funds investing in technologies, products and solutions relating to food or retail. The related financial statements activities were not material during the periods presented.

Additional disclosure regarding changes in our equity method investments due to acquisition or divestiture is included in Note 2, Acquisitions, Divestitures and Strategic Alliance.

Other Investments

We have equity interests in entities that develop and operate Starbucks licensed stores in several global markets, as well as in companies that support our strategic initiatives. We do not have significant influence over these entities and their fair values are not readily determinable. Therefore, we elected to measure these investments at cost with adjustments for observable changes in price or impairment.

Note 7:   Supplemental Balance Sheet and Statement of Earnings Information *(in millions)*

Property, Plant and Equipment, net

	Oct 1, 2023	Oct 2, 2022
Land	$ 46.1	$ 46.1
Buildings	666.5	555.4
Leasehold improvements	10,133.7	9,066.8
Store equipment	3,332.5	3,018.2
Roasting equipment	859.4	838.5
Furniture, fixtures and other	1,664.5	1,526.1
Work in progress	607.5	558.7
Property, plant and equipment, gross	17,310.2	15,609.8
Accumulated depreciation	(9,923.1)	(9,049.3)
Property, plant and equipment, net	$ 7,387.1	$ 6,560.5

Accrued Liabilities

	Oct 1, 2023	Oct 2, 2022
Accrued occupancy costs	$ 86.7	$ 84.6
Accrued dividends payable	651.2	608.3
Accrued capital and other operating expenditures	771.7	878.1
Insurance reserves	233.5	232.3
Income taxes payable	189.3	139.2
Accrued business taxes	212.7	194.6
Total accrued liabilities	$ 2,145.1	$ 2,137.1

Store Operating Expenses

	Year Ended		
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Wages and benefits	$ 8,733.4	$ 8,157.7	$ 6,989.3
Occupancy costs	2,871.0	2,674.1	2,561.5
Other expenses	3,115.9	2,730.0	2,380.1
Total store operating expenses	$ 14,720.3	$ 13,561.8	$ 11,930.9

Note 8: Other Intangible Assets and Goodwill

Indefinite-Lived Intangible Assets

(in millions)	Oct 1, 2023	Oct 2, 2022
Trade names, trademarks and patents	$ 79.4	$ 97.5

Finite-Lived Intangible Assets

	Oct 1, 2023			Oct 2, 2022		
(in millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired and reacquired rights	$ 957.6	$ (957.6)	$ —	$ 990.0	$ (990.0)	$ —
Acquired trade secrets and processes	27.6	(27.6)	—	27.6	(27.3)	0.3
Trade names, trademarks and patents	131.0	(91.9)	39.1	124.6	(69.6)	55.0
Licensing agreements	13.0	(11.0)	2.0	19.3	(16.2)	3.1
Other finite-lived intangible assets	20.1	(20.1)	—	20.6	(20.6)	—
Total finite-lived intangible assets	$ 1,149.3	$ (1,108.2)	$ 41.1	$ 1,182.1	$ (1,123.7)	$ 58.4

Amortization expense for finite-lived intangible assets was $21.5 million, $192.7 million and $223.4 million during fiscal 2023, 2022 and 2021, respectively.

Estimated future amortization expense as of October 1, 2023 (*in millions*):

Fiscal Year Ending	
2024	$ 19.8
2025	14.0
2026	2.1
2027	1.8
2028	1.2
Thereafter	2.2
Total estimated future amortization expense	$ 41.1

Goodwill

Changes in the carrying amount of goodwill by reportable operating segment (*in millions*):

	North America	International	Channel Development	Corporate and Other	Total
Goodwill balance at October 3, 2021	$ 493.2	$ 3,148.3	$ 34.7	$ 1.1	$ 3,677.3
Other [1]	(2.1)	(391.6)	—	(0.1)	(393.8)
Goodwill balance at October 2, 2022	$ 491.1	$ 2,756.7	$ 34.7	$ 1.0	$ 3,283.5
Other [1]	0.4	(65.6)	—	—	(65.2)
Goodwill balance at October 1, 2023	$ 491.5	$ 2,691.1	$ 34.7	$ 1.0	$ 3,218.3

[1] "Other" consists of changes in the goodwill balance resulting from foreign currency translation.

During the fiscal year ended October 1, 2023, we completed our annual goodwill impairment analysis. The results of our analysis indicated significant excess fair values over carrying values across the different reporting units, and therefore no goodwill impairment was recorded.

Note 9: Debt

Revolving Credit Facility

Our $3.0 billion unsecured five-year revolving credit facility (the "2021 credit facility"), of which $150 million may be used for issuances of letters of credit, is currently set to mature on September 16, 2026. The 2021 credit facility is available for working capital, capital expenditures and other corporate purposes, including acquisitions and share repurchases. We have the option, subject to negotiation and agreement with the related banks, to increase the maximum commitment amount by an additional $1.0 billion.

Borrowings under the 2021 credit facility, which was most recently amended in April 2023, will bear interest at a variable rate based on Term SOFR, and, for U.S. dollar-denominated loans under certain circumstances, a Base Rate (as defined in the 2021 credit facility), in each case plus an applicable margin. The applicable margin is based on the Company's long-term credit ratings assigned by the Moody's and Standard & Poor's rating agencies. The "Base Rate" is the highest of (i) the Federal Funds Rate (as defined in the 2021 credit facility) plus 0.500%, (ii) Bank of America's prime rate, and (iii) Term SOFR plus 1.000%. Term SOFR means the forward-looking SOFR term rate administrated by the Chicago Mercantile Exchange plus a SOFR Adjustment of 0.100%.

The 2021 credit facility contains provisions requiring us to maintain compliance with certain covenants, including a minimum fixed charge coverage ratio, which measures our ability to cover financing expenses. As of October 1, 2023, we were in compliance with all applicable covenants. No amounts were outstanding under our 2021 credit facility as of October 1, 2023 or October 2, 2022.

Short-term Debt

Under our commercial paper program, we may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $3.0 billion, with individual maturities that may vary but not exceed 397 days from the date of issue. Amounts outstanding under the commercial paper program are required to be backstopped by available commitments under our 2021 credit facility. The proceeds from borrowings under our commercial paper program may be used for working capital needs, capital expenditures and other corporate purposes, including, but not limited to, business expansion, payment of cash dividends on our common stock and share repurchases. As of October 1, 2023, we had no borrowings outstanding under the program. As of October 2, 2022, we had $175.0 million in borrowings outstanding under this program.

Additionally, we hold the following Japanese yen-denominated credit facilities that are available for working capital needs and capital expenditures within our Japanese market:

- A ¥5 billion, or $33.5 million, credit facility is currently set to mature on January 4, 2024. Borrowings under this credit facility are subject to terms defined within the facility and will bear interest at a variable rate based on Tokyo Interbank Offered Rate ("TIBOR") plus an applicable margin of 0.400%.

- A ¥10 billion, or $67.0 million, credit facility is currently set to mature on March 27, 2024. Borrowings under this credit facility are subject to terms defined within the facility and will bear interest at a variable rate based on TIBOR plus an applicable margin of 0.300%.

As of October 1, 2023 we had ¥5 billion, or $33.5 million, of borrowings outstanding under these credit facilities. As of October 2, 2022, we had no borrowings outstanding under these credit facilities.

Long-term Debt

Components of long-term debt including the associated interest rates and related estimated fair values by calendar maturity (*in millions, except interest rates*):

Issuance	Oct 1, 2023		Oct 2, 2022		Stated Interest Rate	Effective Interest Rate [1]
	Face Value	Estimated Fair Value	Face Value	Estimated Fair Value		
March 2023 notes	$ —	$ —	$ 1,000.0	$ 996.5	3.100 %	3.107 %
October 2023 notes[2]	750.0	749.9	750.0	744.8	3.850 %	2.859 %
February 2024 notes[3]	500.0	504.2	500.0	497.3	5.853 %	6.084 %
March 2024 notes[4]	569.3	569.3	588.4	584.7	0.372 %	0.462 %
August 2025 notes	1,250.0	1,210.5	1,250.0	1,209.6	3.800 %	3.721 %
February 2026 notes	1,000.0	985.5	—	—	4.750 %	4.788 %
June 2026 notes	500.0	463.5	500.0	458.3	2.450 %	2.511 %
March 2027 notes	500.0	446.1	500.0	437.9	2.000 %	2.058 %
March 2028 notes	600.0	554.7	600.0	554.8	3.500 %	3.529 %
November 2028 notes	750.0	704.5	750.0	704.7	4.000 %	3.958 %
August 2029 notes[2]	1,000.0	904.1	1,000.0	900.3	3.550 %	3.840 %
March 2030 notes	750.0	615.1	750.0	607.7	2.250 %	3.084 %
November 2030 notes	1,250.0	1,027.1	1,250.0	1,017.9	2.550 %	2.582 %
February 2032 notes	1,000.0	828.0	1,000.0	827.1	3.000 %	3.155 %
February 2033 notes	500.0	470.7	—	—	4.800 %	3.798 %
June 2045 notes	350.0	275.3	350.0	281.5	4.300 %	4.348 %
December 2047 notes	500.0	354.0	500.0	369.6	3.750 %	3.765 %
November 2048 notes	1,000.0	799.0	1,000.0	824.6	4.500 %	4.504 %
August 2049 notes	1,000.0	792.7	1,000.0	817.8	4.450 %	4.447 %
March 2050 notes	500.0	328.6	500.0	342.0	3.350 %	3.362 %
November 2050 notes	1,250.0	843.4	1,250.0	874.9	3.500 %	3.528 %
Total	15,519.3	13,426.2	15,038.4	13,052.0		
Aggregate debt issuance costs and unamortized premium/ (discount), net	(113.1)		(117.2)			
Hedge accounting fair value adjustment[2]	(40.0)		(52.3)			
Total	$ 15,366.2		$ 14,868.9			

[1] Includes the effects of the amortization of any premium or discount and any gain or loss upon settlement of related treasury locks or forward-starting interest rate swaps utilized to hedge the interest rate risk prior to the debt issuance.

[2] Amount includes the change in fair value due to changes in benchmark interest rates related to hedging our October 2023 notes and $350 million of our August 2029 notes. Refer to Note 3, Derivative Financial Instruments, for additional information on our interest rate swap designated as a fair value hedge.

[3] Floating rate notes which bear interest at a rate equal to Compounded SOFR (as defined in the February 2024 notes) plus 0.420%, resulting in a stated interest rate of 5.853% at October 1, 2023.

[4] Japanese yen-denominated long-term debt.

The following table summarizes our long-term debt maturities as of October 1, 2023 by fiscal year (*in millions*):

Fiscal Year	Total
2024[1]	$ 1,819.3
2025	1,250.0
2026	1,500.0
2027	500.0
2028	600.0
Thereafter	9,850.0
Total	$ 15,519.3

[1] Includes $750 million in Senior Notes that matured on October 1, 2023 but remained in current portion of long-term debt on the consolidated balance sheet as the debt repayment was not made until the first day of fiscal 2024.

Note 10: Leases

In fiscal 2021, we substantially completed our plan to optimize our North America store portfolio, primarily in dense metropolitan markets by developing new store formats to better cater to changing customer tastes and preferences. During the fiscal year ended October 3, 2021, we recognized accelerated amortization of ROU lease assets and other lease costs of $89.5 million, which were recognized within restructuring and impairments on the consolidated statements of earnings. We did not recognize any material restructuring and impairment amounts related to this plan during the fiscal years ended October 1, 2023 and October 2, 2022.

The components of lease costs (*in millions*):

	Year Ended		
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Operating lease costs[1]	$ 1,601.0	$ 1,554.8	$ 1,579.2
Variable lease costs	1,050.3	939.1	949.6
Short-term lease costs	28.0	28.1	30.9
Total lease costs	$ 2,679.3	$ 2,522.0	$ 2,559.7

[1] Includes immaterial amounts of sublease income and rent concessions.

The following table includes supplemental information (*in millions*):

	Year Ended		
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Cash paid related to operating lease liabilities	$ 1,657.2	$ 1,647.3	$ 1,707.1
Operating lease liabilities arising from obtaining ROU assets	1,893.4	1,639.4	1,590.3

	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Weighted-average remaining operating lease term	8.5 years	8.5 years	8.7 years
Weighted-average operating lease discount rate	3.1 %	2.6 %	2.5 %

Finance lease assets are recorded in property, plant and equipment, net with the corresponding lease liabilities included in accrued liabilities and other long-term liabilities on the consolidated balance sheet. Finance leases were not material as of October 1, 2023, October 2, 2022 and October 3, 2021.

Minimum future maturities of operating lease liabilities *(in millions)*:

Fiscal Year		Total
2024	$	1,577.6
2025		1,532.0
2026		1,399.1
2027		1,206.7
2028		1,000.2
Thereafter		3,878.5
Total lease payments		10,594.1
Less imputed interest		(1,394.0)
Total	$	9,200.1

As of October 1, 2023, we have entered into operating leases that have not yet commenced of $1.4 billion, primarily related to real estate leases. These leases will commence between fiscal year 2024 and fiscal year 2027 with lease terms of 2 years to 20 years.

Note 11:   Deferred Revenue

During fiscal 2018, we licensed the rights to sell and market our products in authorized channels through the Global Coffee Alliance and received an up-front prepaid royalty from Nestlé. The up-front payment of approximately $7 billion was recorded as deferred revenue as we have continuing performance obligations to support the Global Coffee Alliance, including providing Nestlé access to certain intellectual properties and products for future resale. The up-front payment is being recognized as other revenue on a straight-line basis over the estimated economic life of the arrangement of 40 years for the ongoing access to the licenses within the contractual territories. Our obligations to maintain the Starbucks brand and other intellectual properties are generally constant throughout the term of the arrangement. Therefore, a ratable recognition pattern is reflective of how we will satisfy our performance obligations.

As of October 1, 2023, the current and long-term deferred revenue related to the Nestlé up-front payment was $177.0 million and $6.0 billion, respectively. As of October 2, 2022, the current and long-term deferred revenue related to the Nestlé up-front payment was $177.0 million and $6.2 billion, respectively. During the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021, we recognized $176.5 million, $176.5 million and $176.6 million of prepaid royalty revenue, respectively, related to Nestlé.

Changes in our deferred revenue balance related to our stored value cards and loyalty program *(in millions)*:

Fiscal Year Ended October 1, 2023		Total
Stored value cards and loyalty program at October 2, 2022	$	1,503.0
Revenue deferred - card activations, card reloads and Stars earned		14,922.1
Revenue recognized - card and Stars redemptions and breakage		(14,853.0)
Other[1]		(4.6)
Stored value cards and loyalty program at October 1, 2023[2]	$	1,567.5

Fiscal Year Ended October 2, 2022		Total
Stored value cards and loyalty program at October 3, 2021	$	1,448.5
Revenue deferred - card activations, card reloads and Stars earned		13,464.7
Revenue recognized - card and Stars redemptions and breakage		(13,361.9)
Other[1]		(48.3)
Stored value cards and loyalty program at October 2, 2022[2]	$	1,503.0

[1]   "Other" primarily consists of changes in the stored value cards and loyalty program balances resulting from foreign currency translation.

[2]   As of October 1, 2023, approximately $1.5 billion of this amount was current. As of October 2, 2022, approximately $1.4 billion of this amount was current.

Note 12:   Equity

In addition to 2.4 billion shares of authorized common stock with $0.001 par value per share, we have authorized 7.5 million shares of preferred stock, none of which was outstanding at October 1, 2023.

During the first quarter of fiscal 2022, we resumed our share repurchase program which was temporarily suspended in March 2020 upon the onset of the COVID-19 pandemic. During the fiscal year ended October 2, 2022, we repurchased 36.3 million shares of common stock for $4.0 billion on the open market. On March 15, 2022, we announced that our Board authorized the repurchase of up to an additional 40 million shares under our ongoing share repurchase program. On April 4, 2022, we announced a temporary suspension of our share repurchase program to allow us to augment investments in our stores and partners.

During the first quarter of fiscal 2023, we resumed our share repurchase program. During the fiscal year ended October 1, 2023, we repurchased 10.0 million shares of common stock for $1.0 billion on the open market. As of October 1, 2023, 42.6 million shares remained available for repurchase under current authorizations.

During the fourth quarter of fiscal 2023, our Board declared a quarterly cash dividend to shareholders of $0.57 per share to be paid on November 24, 2023 to shareholders of record as of the close of business on November 10, 2023.

Comprehensive Income

Comprehensive income includes all changes in equity during the period, except those resulting from transactions with our shareholders. Comprehensive income is comprised of net earnings and other comprehensive income. Accumulated other comprehensive income reported on our consolidated balance sheets consists of foreign currency translation adjustments and other items and the unrealized gains and losses, net of applicable taxes, on available-for-sale debt securities and on derivative instruments designated and qualifying as cash flow and net investment hedges.

Changes in AOCI by component for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021, net of tax, are as follows:

(in millions)	Available-for-Sale Securities		Cash Flow Hedges		Net Investment Hedges		Translation Adjustment and Other		Total	
October 1, 2023										
Net gains/(losses) in AOCI, beginning of period	$	(15.5)	$	199.0	$	209.1	$	(855.8)	$	(463.2)
Net gains/(losses) recognized in OCI before reclassifications		2.5		(132.2)		54.7		(106.5)		(181.5)
Net (gains)/losses reclassified from AOCI to earnings		0.7		(114.3)		(20.5)		1.3		(132.8)
Other comprehensive income/(loss) attributable to Starbucks		3.2		(246.5)		34.2		(105.2)		(314.3)
Other comprehensive income/(loss) attributable to NCI		—		—		—		(0.7)		(0.7)
Net gains/(losses) in AOCI, end of period	$	(12.3)	$	(47.5)	$	243.3	$	(961.7)	$	(778.2)

(in millions)	Available-for-Sale Securities		Cash Flow Hedges		Net Investment Hedges		Translation Adjustment and Other		Total	
October 2, 2022										
Net gains/(losses) in AOCI, beginning of period	$	1.5	$	158.3	$	48.6	$	(61.2)	$	147.2
Net gains/(losses) recognized in OCI before reclassifications		(17.2)		206.7		171.1		(794.7)		(434.1)
Net (gains)/losses reclassified from AOCI to earnings		0.2		(166.0)		(10.6)		0.1		(176.3)
Other comprehensive income/(loss) attributable to Starbucks		(17.0)		40.7		160.5		(794.6)		(610.4)
Net gains/(losses) in AOCI, end of period	$	(15.5)	$	199.0	$	209.1	$	(855.8)	$	(463.2)

(in millions)	Available-for-Sale Securities	Cash Flow Hedges	Net Investment Hedges	Translation Adjustment and Other	Total
October 3, 2021					
Net gains/(losses) in AOCI, beginning of period	$ 5.7	$ (82.1)	$ 11.5	$ (299.7)	$ (364.6)
Net gains/(losses) recognized in OCI before reclassifications	(2.7)	240.2	47.1	190.4	475.0
Net (gains)/losses reclassified from AOCI to earnings	(1.5)	0.2	(10.0)	48.1	36.8
Other comprehensive income/(loss) attributable to Starbucks	(4.2)	240.4	37.1	238.5	511.8
Net gains/(losses) in AOCI, end of period	$ 1.5	$ 158.3	$ 48.6	$ (61.2)	$ 147.2

Impact of reclassifications from AOCI on the consolidated statements of earnings *(in millions)*:

AOCI Components	Amounts Reclassified from AOCI Year Ended			Affected Line Item in the Statements of Earnings
	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021	
Gains/(losses) on available-for-sale securities	$ (0.7)	$ (0.4)	$ 1.8	Interest income and other, net
Gains/(losses) on cash flow hedges	133.5	196.6	1.9	Please refer to Note 3, Derivative Instruments for additional information.
Gains/(losses) on net investment hedges	27.4	14.3	13.4	Interest expense
Translation adjustment and other [1]				
Korea	—	—	(58.9)	Net gain resulting from divestiture of certain operations
Other	(1.3)	—	—	Interest income and other, net
	158.9	210.5	(41.8)	Total before tax
	(26.1)	(34.2)	5.0	Tax (expense)/benefit
	$ 132.8	$ 176.3	$ (36.8)	Net of tax

[1]   Release of cumulative translation adjustments and other activities to earnings upon sale, liquidation, or dissolution of foreign businesses.

Note 13:   Employee Stock and Benefit Plans

We maintain several equity incentive plans under which we may grant non-qualified stock options, incentive stock options, restricted stock, restricted stock units ("RSUs") or stock appreciation rights to employees, non-employee directors and consultants. We issue new shares of common stock upon exercise of stock options and the vesting of RSUs. We also have an employee stock purchase plan ("ESPP").

As of October 1, 2023, there were 92.6 million shares of common stock available for issuance pursuant to future equity-based compensation awards and 10.3 million shares available for issuance under our ESPP.

Stock-based compensation expense recognized in the consolidated financial statements *(in millions)*:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
RSUs	$ 302.6	$ 271.8	$ 316.9
Options	0.1	(0.2)	2.2
Total stock-based compensation expense recognized in the consolidated statements of earnings	$ 302.7	$ 271.6	$ 319.1
Total related tax benefit	$ 50.9	$ 45.9	$ 51.6
Total capitalized stock-based compensation included in net property, plant and equipment on the consolidated balance sheets	$ 3.7	$ 3.9	$ 3.7

RSUs

We have both time-vested and performance-based RSUs. Time-vested RSUs are awarded to eligible employees and entitle the grantee to receive shares of common stock at the end of a vesting period, subject to the employee's continuing employment. The time-vested RSUs generally either vest in two or four equal annual installments beginning a year from the grant date. Our

performance-based RSUs are awarded to eligible employees and entitle the grantee to receive shares of common stock if we achieve specified performance goals during the performance period and the grantee remains employed through the vesting period.

RSU transactions for the fiscal year ended October 1, 2023 *(in millions, except per share and contractual life amounts)*:

	Number of Shares	Weighted Average Grant Date Fair Value per Share		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value	
Nonvested, October 2, 2022	7.0	$	98.88	1.0	$	587
Granted	4.5		97.66			
Vested	(3.1)		95.89			
Forfeited/canceled	(1.1)		95.28			
Nonvested, October 1, 2023	7.3		99.56	1.0		670

As of October 1, 2023, total unrecognized stock-based compensation expense related to nonvested RSUs, net of estimated forfeitures, was approximately $175 million, before income taxes, and is expected to be recognized over a weighted average period of approximately 2.1 years. The total fair value of RSUs vested was $292 million, $298 million and $226 million during fiscal 2023, 2022 and 2021, respectively. For fiscal 2022 and 2021, the weighted average fair value per RSU granted was $107.71 and $96.05, respectively.

Stock Options

We may provide stock options as a form of employee compensation, which are primarily time-vested. Stock options have not been broadly used as part of our compensation strategy in recent years. The majority of time-vested options become exercisable in four equal installments beginning a year from the grant date and generally expire 10 years from the grant date. Options granted to non-employee directors generally vest immediately or one year from grant. All outstanding stock options are non-qualified stock options. No stock options were granted during the fiscal years ended October 1, 2023 and October 2, 2022.

The fair value of stock option awards was estimated at the grant date with the following weighted average assumptions for fiscal 2021:

	Stock Options Granted During the Period	
Fiscal Year Ended	**2021**	
Expected term (in years)		8.1
Expected stock price volatility		26.3 %
Risk-free interest rate		1.4 %
Expected dividend yield		1.6 %
Weighted average grant price	$	110.46
Estimated fair value per option granted	$	27.59

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of our stock and the one-year implied volatility of Starbucks traded options, for the related vesting periods. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term. The dividend yield assumption is based on our anticipated cash dividend payouts. The amounts shown above for the estimated fair value per option granted are before the estimated effect of forfeitures, which reduce the amount of expense recorded in the consolidated statements of earnings.

Stock option transactions for the fiscal year ended October 1, 2023 *(in millions, except per share and contractual life amounts)*:

	Shares Subject to Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, October 2, 2022	4.1	$ 55.86	3.6	$ 117
Granted	—	—		
Exercised	(2.1)	56.55		
Expired/forfeited	0.0	50.26		
Outstanding, October 1, 2023	2.0	55.16	2.3	72
Exercisable, October 1, 2023	2.0	55.16	2.3	72
Vested, October 1, 2023	2.0	55.16	2.3	72

The aggregate intrinsic value in the table above, which is the amount by which the market value of the underlying stock exceeded the exercise price of outstanding options, is before applicable income taxes and represents the amount optionees would have realized if all in-the-money options had been exercised on the last business day of the period indicated.

As of October 1, 2023, all options outstanding were vested and exercisable. No options vested during fiscal 2023. The total fair value of options vested was $8 million and $14 million during fiscal 2022 and 2021, respectively. The total intrinsic value of options exercised was $98 million, $57 million and $219 million during fiscal 2023, 2022 and 2021, respectively.

ESPP

Our ESPP allows eligible employees to contribute up to 10% of their base earnings toward the quarterly purchase of our common stock, subject to an annual maximum dollar amount. The purchase price is 95% of the fair market value of the stock on the last business day of the quarterly offering period. The number of shares issued under our ESPP was 0.5 million in fiscal 2023.

Deferred Compensation Plan

We have a Deferred Compensation Plan for Non-Employee Directors under which non-employee directors may, for any fiscal year, irrevocably elect to defer receipt of shares of common stock the director would have received upon vesting of restricted stock units. The number of deferred shares outstanding related to deferrals made under this plan is not material.

Defined Contribution Plans

We maintain voluntary defined contribution plans, both qualified and non-qualified, covering eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a portion of their eligible compensation to the plans up to limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws.

Our matching contributions to all U.S. and non-U.S. plans were $178.1 million, $156.7 million and $145.1 million in fiscal 2023, 2022 and 2021, respectively.

Note 14:   Income Taxes

Components of earnings before income taxes *(in millions)*:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
United States	$ 4,488.6	$ 3,484.9	$ 4,138.5
Foreign	913.3	747.0	1,218.4
Total earnings before income taxes	$ 5,401.9	$ 4,231.9	$ 5,356.9

Provision/(benefit) for income taxes *(in millions)*:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Current taxes:			
U.S. federal	$ 678.2	$ 477.6	$ 681.8
U.S. state and local	235.9	164.0	190.0
Foreign	422.4	283.8	409.8
Total current taxes	1,336.5	925.4	1,281.6
Deferred taxes:			
U.S. federal	117.0	92.6	10.4
U.S. state and local	(0.8)	10.5	(6.4)
Foreign	(175.5)	(80.0)	(129.0)
Total deferred taxes	(59.3)	23.1	(125.0)
Total income tax expense	$ 1,277.2	$ 948.5	$ 1,156.6

Reconciliation of the statutory U.S. federal income tax rate with our effective income tax rate:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal tax benefit	3.4	3.3	2.7
Foreign rate differential	0.4	0.3	0.5
Change in tax rates	0.0	0.0	(1.3)
Other, net	(1.2)	(2.2)	(1.3)
Effective tax rate	23.6 %	22.4 %	21.6 %

As of October 1, 2023, in certain foreign subsidiaries in which we are partially indefinitely reinvested, the gross taxable temporary difference between the accounting basis and tax basis was approximately $2.5 billion for which there could be up to approximately $250 million of unrecognized tax liability.

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities *(in millions)*:

		Oct 1, 2023		Oct 2, 2022
Deferred tax assets:				
Operating lease liabilities	$	2,395.3	$	2,289.1
Stored value card liability and deferred revenue		1,638.1		1,662.6
Intangible assets and goodwill		313.4		313.6
Other		642.3		605.7
Total		4,989.1		4,871.0
Valuation allowance		(148.6)		(228.7)
Total deferred tax asset, net of valuation allowance		4,840.5		4,642.3
Deferred tax liabilities:				
Operating lease, right-of-use assets		(2,291.8)		(2,194.3)
Property, plant and equipment		(525.4)		(482.2)
Other		(268.1)		(284.7)
Total		(3,085.3)		(2,961.2)
Net deferred tax asset (liability)	$	1,755.2	$	1,681.1
Reported as:				
Deferred income tax assets	$	1,769.8	$	1,799.7
Deferred income tax liabilities (included in Other long-term liabilities)		(14.6)		(118.6)
Net deferred tax asset (liability)	$	1,755.2	$	1,681.1

The valuation allowances as of October 1, 2023 and October 2, 2022 were primarily related to net operating losses and other deferred tax assets of consolidated foreign subsidiaries.

As of October 1, 2023, we had federal net operating loss carryforwards of $70.8 million which have an indefinite carryforward period, federal tax credit carryforwards of $50.4 million which will begin to expire in fiscal 2030 and foreign net operating loss carryforwards of $434.8 million, of which $95.4 million have an indefinite carryforward period and the remainder will begin to expire in fiscal 2024.

Uncertain Tax Positions

As of October 1, 2023, we had $105.0 million of gross unrecognized tax benefits of which $72.8 million, if recognized, would affect our effective tax rate. We recognized an expense of $5.7 million, an expense of $2.3 million and a benefit of $4.6 million of interest and penalties in income tax expense, prior to the benefit of the federal tax deduction, for fiscal 2023, 2022 and 2021, respectively. As of October 1, 2023 and October 2, 2022, we had accrued interest and penalties of $15.1 million and $9.4 million, respectively, on our consolidated balance sheets.

The following table summarizes the activity related to our unrecognized tax benefits *(in millions)*:

		Oct 1, 2023		Oct 2, 2022		Oct 3, 2021
Beginning balance	$	89.7	$	82.6	$	123.7
Increase related to prior year tax positions		1.2		0.2		4.8
Decrease related to prior year tax positions		(0.4)		(0.7)		(11.9)
Increase related to current year tax positions		14.5		9.0		8.9
Decreases related to settlements with taxing authorities		—		—		(4.4)
Decrease related to lapsing of statute of limitations		—		(1.4)		(38.5)
Ending balance	$	105.0	$	89.7	$	82.6

We are currently under examination, or may be subject to examination, by various U.S. federal, state, local and foreign tax jurisdictions for fiscal 2016 through 2022. We are no longer subject to U.S. federal examination for years prior to fiscal 2018, U.S. state and local examinations for years prior to fiscal 2016 or examination in any material foreign markets prior to fiscal 2018.

It is reasonably possible that up to approximately $54 million of the Company's gross unrecognized tax benefits may be recognized by the end of fiscal 2024 for reasons such as a lapse of the statute of limitations or resolution of examinations with tax authorities.

Note 15: Earnings per Share

Calculation of net earnings per common share ("EPS") — basic and diluted *(in millions, except EPS)*:

Fiscal Year Ended	Oct 1, 2023	Oct 2, 2022	Oct 3, 2021
Net earnings attributable to Starbucks	$ 4,124.5	$ 3,281.6	$ 4,199.3
Weighted average common shares outstanding (for basic calculation)	1,146.8	1,153.3	1,177.6
Dilutive effect of outstanding common stock options and RSUs	4.5	5.2	7.9
Weighted average common and common equivalent shares outstanding (for diluted calculation)	1,151.3	1,158.5	1,185.5
EPS — basic	$ 3.60	$ 2.85	$ 3.57
EPS — diluted	$ 3.58	$ 2.83	$ 3.54

Potential dilutive shares consist of the incremental common shares issuable upon the exercise of outstanding stock options (both vested and non-vested) and unvested RSUs, calculated using the treasury stock method. The calculation of dilutive shares outstanding excludes anti-dilutive stock options or unvested RSUs, which were immaterial in the periods presented.

Note 16: Commitments and Contingencies

Legal Proceedings

Starbucks is involved in various legal proceedings arising in the ordinary course of business, including certain employment litigation cases that have been certified as class or collective actions, but is not currently a party to any legal proceeding that management believes could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Note 17: Segment Reporting

Segment information is prepared on the same basis that our ceo, who is our Chief Operating Decision Maker, manages the segments, evaluates financial results and makes key operating decisions.

We have three reportable operating segments: 1) North America, which is inclusive of the U.S. and Canada; 2) International, which is inclusive of China, Japan, Asia Pacific, Europe, Middle East and Africa, Latin America and the Caribbean; and 3) Channel Development.

North America and International operations sell coffee and other beverages, complementary food, packaged coffees, single-serve coffee products and a focused selection of merchandise through company-operated stores and licensed stores. Our North America segment is our most mature business and has achieved significant scale.

Channel Development revenues include packaged coffee, tea, foodservice products and ready-to-drink beverage sales to customers outside of our company-operated and licensed stores. Most of our Channel Development revenues are from product sales to and royalty revenues from Nestlé through the Global Coffee Alliance.

Consolidated revenue mix by product type *(in millions):*

Fiscal Year Ended	Oct 1, 2023		Oct 2, 2022		Oct 3, 2021	
Beverage[1]	$ 21,684.8	60 %	$ 19,555.3	61 %	$ 18,317.0	63 %
Food[2]	6,585.1	18 %	5,804.2	18 %	5,053.4	17 %
Other[3]	7,705.7	22 %	6,890.8	21 %	5,690.2	20 %
Total	$ 35,975.6	100 %	$ 32,250.3	100 %	$ 29,060.6	100 %

[1] Beverage represents sales within our company-operated stores.

[2] Food includes sales within our company-operated stores.

[3] "Other" primarily consists of packaged and single-serve coffees and teas, royalty and licensing revenues, beverage-related ingredients and serveware, among other items.

Information by geographic area (*in millions*):

Fiscal Year Ended		Oct 1, 2023		Oct 2, 2022		Oct 3, 2021
Net revenues:						
United States	$	26,398.3	$	23,365.6	$	20,377.8
China		3,081.5		3,008.3		3,674.8
Other countries		6,495.8		5,876.4		5,008.0
Total	$	35,975.6	$	32,250.3	$	29,060.6

		Oct 1, 2023		Oct 2, 2022
Long-lived assets:				
United States	$	14,011.4	$	13,176.2
China		4,244.9		4,174.0
Other countries		3,885.8		3,609.5
Total	$	22,142.1	$	20,959.7

No customer accounts for 10% or more of our revenues. Revenues are shown based on the geographic location of our customers. Revenues from countries other than the U.S. and China consist primarily of revenues from Japan, Canada and the U.K., which together account for approximately 71% of net revenues from other countries for fiscal 2023.

Management evaluates the performance of its operating segments based on net revenues and operating income. The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies and Estimates.

Operating income represents earnings before other income and expenses and income taxes. The identifiable assets by segment disclosed in this note are those assets specifically identifiable within each segment and include cash and cash equivalents, ROU assets, net property, plant and equipment, equity and cost investments, goodwill and other intangible assets. Assets not attributed to reportable operating segments are corporate assets and are primarily comprised of cash and cash equivalents available for general corporate purposes, investments, assets of the corporate headquarters and roasting facilities and inventory.

The financial information below is presented for our reportable operating segments and Corporate and Other for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021 and as of October 1, 2023 and October 2, 2022.

(in millions)	North America	International	Channel Development	Corporate and Other	Total
Fiscal 2023					
Total net revenues	$ 26,569.6	$ 7,487.6	$ 1,893.8	$ 24.6	$ 35,975.6
Depreciation and amortization expenses	910.1	335.1	0.1	117.3	1,362.6
Income from equity investees	—	2.7	295.7	—	298.4
Operating income/(loss)	$ 5,495.7	$ 1,230.9	$ 967.6	$ (1,823.4)	$ 5,870.8
Fiscal 2022					
Total net revenues	$ 23,370.8	$ 6,940.1	$ 1,843.6	$ 95.8	$ 32,250.3
Depreciation and amortization expenses	808.4	513.0	0.1	126.4	1,447.9
Income from equity investees	—	2.3	231.8	—	234.1
Operating income/(loss)	$ 4,486.5	$ 833.2	$ 817.3	$ (1,519.2)	$ 4,617.8
Fiscal 2021					
Total net revenues	$ 20,447.9	$ 6,921.6	$ 1,593.6	$ 97.5	$ 29,060.6
Depreciation and amortization expenses	753.9	544.7	1.2	141.9	1,441.7
Income from equity investees	—	135.3	250.0	—	385.3
Operating income/(loss)	$ 4,259.3	$ 1,245.7	$ 789.1	$ (1,422.0)	$ 4,872.1

(in millions)	North America	International	Channel Development	Corporate and Other	Total
Total assets at October 1, 2023	$ 10,869.1	$ 8,045.3	$ 188.8	$ 10,342.3	$ 29,445.5
Total assets at October 2, 2022	10,029.9	8,602.8	130.5	9,215.2	27,978.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Starbucks Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starbucks Corporation and subsidiaries (the "Company") as of October 1, 2023 and October 2, 2022, the related consolidated statements of earnings, comprehensive income, equity, and cash flows, for each of the three years in the period ended October 1, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 1, 2023 and October 2, 2022, and the results of its operations and its cash flows for each of the three years in the period ended October 1, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 1, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 17, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Audit and Compliance Committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes — Indefinite Reinvestment of Foreign Earnings - Refer to Note 14 to the financial statements

Critical Audit Matter Description

Under the provisions of ASC 740, Income Taxes, ("ASC 740"), there is a presumption that investments in foreign subsidiaries will be recovered upon sale or through a partial or complete distribution of earnings to the parent entity, and therefore subject the parent entity to additional taxes. If sufficient evidence shows the foreign subsidiary has invested or will invest the undistributed earnings indefinitely, the ASC 740 presumption may be overcome, and no additional taxes shall be accrued. The Company has investments in the profitable operations of certain foreign subsidiaries that may be subject to additional foreign withholding taxes and/or U.S. federal and state income taxes upon sale or a partial or complete distribution of earnings, incremental to local income taxes already paid. As of October 1, 2023, the Company is partially indefinitely reinvested in certain foreign subsidiaries. The Company has recorded an immaterial deferred tax liability related to the taxable temporary difference for which it is not indefinitely reinvested. For the remaining $2.5 billion of taxable temporary difference, there could be up to approximately $250 million of unrecognized tax liability.

The Company's assertion of partial indefinite reinvestment for certain foreign subsidiaries requires management to make long-term forecasting assumptions and detailed plans for reinvestment. The most significant assumption supporting the Company's indefinite reinvestment assertion is the forecast of capital expenditures in international markets. Performing audit procedures to evaluate the reasonableness of management's indefinite reinvestment analysis and capital expenditures forecast required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Matter Was Addressed in the Audit

Our principal audit procedures related to management's indefinite reinvestment analysis and the supporting forecast of capital expenditures for certain foreign subsidiaries, included the following, among others:

- We tested the effectiveness of controls related to management's forecast of capital expenditures.

- We performed a retrospective review of management's historical ability to accurately forecast capital expenditures by comparing actual results to management's historical forecast.

- We inquired of senior executives of the Company to corroborate strategic plans for growth.

- We compared the forecasts obtained to support the indefinite reinvestment assertion to:
  ◦ Historical capital expenditures, including costs per new store opening;
  ◦ Historical new store growth; and
  ◦ Historical profitability of new stores by region; and
  ◦ Forecasts used by the Company for financial reporting purposes in other areas, such as the evaluation of the recoverability of goodwill; and
  ◦ Internal communications to management and the Board of Directors; and
  ◦ Forecasted information included in the Company's press releases, other external communications and analyst reports; and
  ◦ External publications of expected industry growth.

- With the assistance of our tax specialists, we evaluated the appropriateness of management's analysis under ASC 740 and the sufficiency of the evidence provided by management to support that the Company has the intent and ability to partially indefinitely reinvest the undistributed earnings.

/s/ Deloitte & Touche LLP

Seattle, Washington

November 17, 2023

We have served as the Company's auditor since 1987.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that material information required to be disclosed in our periodic reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

During the fourth quarter of fiscal 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report (October 1, 2023).

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during our most recently completed fiscal quarter that materially affected or are reasonably likely to materially affect internal control over financial reporting.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, to this 10-K.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of October 1, 2023.

Our internal control over financial reporting as of October 1, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Starbucks Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Starbucks Corporation and subsidiaries (the "Company") as of October 1, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 1, 2023, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended October 1, 2023, of the Company and our report dated November 17, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Seattle, Washington

November 17, 2023

Item 9B. *Other Information*

Insider Adoption or Termination of Trading Arrangements:

During the fiscal quarter ended October 1, 2023, none of our directors or officers informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Regulation S-K, Item 408, except as described in the table below:

Name & Title	Date Adopted	Character of Trading Arrangement [1]	Aggregate Number of Shares of Common Stock to be Purchased or Sold Pursuant to Trading Arrangement	Duration [3]	Other Material Terms	Date Terminated
Sara Kelly, executive vice president, chief partner officer	August 5, 2023	Rule 10b5-1 Trading Arrangement	Up to 3,500 shares to be Sold [2]	6/7/2024 [4]	N/A	N/A

[1] Except as indicated by footnote, each trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" is intended to satisfy the affirmative defense of Rule 10b5-1(c), as amended (the "Rule").

[2] Ms. Kelly's trading plan provides for the sale of up to 500 shares on a monthly basis beginning in November 2023 with 250 shares subject to a limit price of $110.

[3] Except as indicated by footnote, each trading arrangement permitted or permits transactions through and including the earlier to occur of (a) the completion of all purchases or sales or the expiration of all of the orders relating to such trades, or (b) the date listed in the table. The trading arrangement marked as a "Rule 10b5-1 Trading Arrangement" only permits transactions upon expiration of the applicable mandatory cooling-off period under the Rule.

[4] The arrangement also provides for automatic expiration in the event of Ms. Kelly's death, bankruptcy or insolvency.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding our executive officers is set forth in Item 1 of Part I of this Report under the caption "Information about our Executive Officers."

We adopted a code of ethics that applies to our chief executive officer, chief financial officer, chief accounting officer, controller and other finance leaders, which is a "code of ethics" as defined by applicable rules of the SEC. This code is publicly available on our website at www.starbucks.com/about-us/company-information/corporate-governance. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code to our chief executive officer, chief financial officer, chief accounting officer or controller, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at www.starbucks.com/about-us/company-information/corporate-governance or in a report on Form 8-K filed electronically with the SEC at www.sec.gov.

The remaining information required by this item is incorporated herein by reference to the sections entitled "Proposal 1 - Election of Directors," "Beneficial Ownership of Common Stock," "Corporate Governance" and "Corporate Governance - Audit and Compliance Committee" in our definitive Proxy Statement for the Annual Meeting of Shareholders to be held on March 13, 2024 (the "Proxy Statement").

We will provide disclosure of delinquent Section 16(a) reports, if any, in our Proxy Statement in a section entitled "Delinquent Section 16(a) Reports", and such disclosure, if any, is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the sections entitled "Executive Compensation," "Executive Compensation Tables," "Compensation of Directors" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated by reference to the sections entitled "Equity Compensation Plan Information" and "Beneficial Ownership of Common Stock" in the Proxy Statement.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Person Transactions" and "Corporate Governance - Affirmative Determinations Regarding Director Independence and Other Matters" in the Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the sections entitled "Proposal 3 - Ratification of Selection of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm - Independent Registered Public Accounting Firm Fees" and "Proposal 3 - Ratification of Selection of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm - Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm" in the Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as a part of this 10-K:

1. Financial Statements

The following financial statements are included in Part II, Item 8 of this 10-K:

- Consolidated Statements of Earnings for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021;

- Consolidated Statements of Comprehensive Income for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021;

- Consolidated Balance Sheets as of October 1, 2023 and October 2, 2022;

- Consolidated Statements of Cash Flows for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021;

- Consolidated Statements of Equity for the fiscal years ended October 1, 2023, October 2, 2022 and October 3, 2021;

- Notes to Consolidated Financial Statements; and

- Reports of Independent Registered Public Accounting Firm (PCAOB ID No. 34)

2. Financial Statement Schedules

Financial statement schedules are omitted because they are not required or are not applicable, or the required information is provided in the consolidated financial statements or notes described in Item 15(a)(1) above.

3. Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
2.1	Transaction Agreement, dated as of May 6, 2018, by and between Starbucks Corporation and Nestlé S.A.	8-K	0-20322	5/7/2018	2.1	
3.1	Restated Articles of Incorporation of Starbucks Corporation	10-Q	0-20322	4/28/2015	3.1	
3.2	Amended and Restated Bylaws of Starbucks Corporation (As amended and restated through March 17, 2021)	8-K	0-20322	3/19/2021	3.1	
4.1	Indenture, dated as of September 15, 2016, by and between Starbucks Corporation and U.S. Bank Trust Company, National Association, as trustee (as successor in interest to U.S. Bank National Association)	S-3ASR	333-213645	9/15/2016	4.1	
4.2	First Supplemental Indenture, dated March 17, 2017, by and between Starbucks Corporation and U.S. Bank National Association, as trustee, transfer agent and registrar, and Elavon Financial Services, DAC, UK Branch, as paying agent (0.372% Senior Notes due 2024)	8-K	0-20322	3/20/2017	4.2	
4.3	Form of 0.372% Senior Note due March 15, 2024	8-K	0-20322	3/20/2017	4.3	
4.4	Second Supplemental Indenture, dated as of November 22, 2017, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (2.200% Senior Notes due 2020 and 3.750% Senior Notes due 2047)	8-K	0-20322	11/22/2017	4.2	
4.5	Form of 3.750% Senior Notes due December 1, 2047 (included in Exhibit 4.2)	8-K	0-20322	11/22/2017	4.4	
4.6	Third Supplemental Indenture, dated as of February 28, 2018, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (3.100% Senior Notes due 2023 and 3.500% Senior Notes due 2028)	8-K	0-20322	2/28/2018	4.2	
4.7	Form of 3.500% Senior Notes due March 1, 2028	8-K	0-20322	2/28/2018	4.4	
4.8	Fourth Supplemental Indenture, dated as of August 10, 2018, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (3.800% Senior Notes due 2025, 4.000% Senior Notes due 2028 and 4.500% Senior Notes due 2048)	8-K	0-20322	8/10/2018	4.2	
4.9	Form of 3.800% Senior Notes due August 15, 2025	8-K	0-20322	8/10/2018	4.3	
4.10	Form of 4.000% Senior Notes due November 15, 2028	8-K	0-20322	8/10/2018	4.4	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
4.11	Form of 4.500% Senior Notes due November 15, 2048	8-K	0-20322	8/10/2018	4.2	
4.12	Fifth Supplemental Indenture, dated as of May 13, 2019, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (3.550% Senior Notes due 2029 and 4.450% Senior Notes due 2049)	8-K	0-20322	5/13/2019	4.2	
4.13	Form of 3.550% Senior Notes due August 15, 2029 (included in Exhibit 4.2)	8-K	0-20322	5/13/2019	4.3	
4.14	Form of 4.450% Senior Notes due August 15, 2049 (included in Exhibit 4.2)	8-K	0-20322	5/13/2019	4.4	
4.15	Sixth Supplemental Indenture, dated as of March 12, 2020, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (2.000% Senior Notes due 2027, 2.250% Senior Notes due 2030 and 3.350% Senior Notes due 2050)	8-K	0-20322	3/12/2020	4.2	
4.16	Form of 2.000% Senior Notes due March 12, 2027 (included in Exhibit 4.2)	8-K	0-20322	3/12/2020	4.3	
4.17	Form of 2.250% Senior Notes due March 12, 2030 (included in Exhibit 4.2)	8-K	0-20322	3/12/2020	4.4	
4.18	Form of 3.350% Senior Notes due March 12, 2050 (included in Exhibit 4.2)	8-K	0-20322	3/12/2020	4.5	
4.19	Seventh Supplemental Indenture, dated as of May 7, 2020, by and between Starbucks Corporation and U.S. Bank National Association, as trustee (1.300% Senior Notes due 2022, 2.550% Senior Notes due 2030 and 3.500% Senior Notes due 2050)	8-K	0-20322	5/7/2020	4.2	
4.20	Form of 2.550% Senior Notes due November 15, 2030 (included in Exhibit 4.2)	8-K	0-20322	5/7/2020	4.4	
4.21	Form of 3.500% Senior Notes due November 15, 2050 (included in Exhibit 4.2)	8-K	0-20322	5/7/2020	4.5	
4.22	Eighth Supplemental Indenture, dated as of February 14, 2022, by and between Starbucks Corporation and U.S. Bank Trust Company, National Association, as trustee and as successor in interest to U.S. Bank National Association (Floating Rate Senior Notes due 2024 and 3.000% Senior Notes due 2032)	8-K	0-20322	2/14/2022	4.2	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
4.23	Form of Floating Rate Senior Notes due 2024 (included as Exhibit A to Exhibit 4.24)	8-K	0-20322	2/14/2022	4.3	
4.24	Form of 3.000% Senior Notes due 2032 (included as Exhibit B to Exhibit 4.24)	8-K	0-20322	2/14/2022	4.4	
4.25	Indenture, dated as of August 23, 2007, by and between Starbucks Corporation and Deutsche Bank Trust Company Americas, as trustee	S-3ASR	333-190955	9/3/2013	4.1	
4.26	Fourth Supplemental Indenture, dated as of June 10, 2015, by and between Starbucks Corporation and Deutsche Bank Trust Company Americas, as trustee (2.700% Senior Notes due June 15, 2022 and 4.300% Senior Notes due June 15, 2045)	8-K	0-20322	6/10/2015	4.2	
4.27	Form of 4.300% Senior Notes due June 15, 2045	8-K	0-20322	6/10/2015	4.4	
4.28	Sixth Supplemental Indenture, dated as of May 16, 2016, by and between Starbucks Corporation and Deutsche Bank Trust Company Americas, as trustee (2.450% Senior Notes due June 15, 2026)	8-K	0-20322	5/16/2016	4.4	
4.29	Form of 2.450% Senior Notes due June 15, 2026	8-K	0-20322	5/16/2016	4.5	
4.30	Description of Securities	10-K	0-20322	11/15/2019	4.29	
4.31	Ninth Supplemental Indenture, dated as of February 16, 2023, by and between Starbucks Corporation and U.S. Bank Trust Company, National Association, as trustee and as successor in interest to U.S. Bank National Association (4.750% Senior Notes due 2026 and 4.800% Senior Notes due 2033)	8-K	0-20322	2/16/2023	4.2	
4.32	Form of 4.750% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.31)	8-K	0-20322	2/16/2023	4.3	
4.33	Form of 4.800% Senior Notes due 2033 (included as Exhibit B to Exhibit 4.31)	8-K	0-20322	2/16/2023	4.4	
10.1*	Starbucks Corporation Employee Stock Purchase Plan — 1995 as amended and restated on April 9, 2015 to reflect adjustments for the 2-for-1 forward stock split effective on such date	10-Q	0-20322	8/1/2017	10.1	
10.2*	Starbucks Corporation Executive Management Bonus Plan, as amended and restated on January 12, 2022	8-K	0-20322	1/14/2022	10.1	
10.3*	Starbucks Corporation Management Deferred Compensation Plan, as amended and restated effective January 1, 2011	10-Q	0-20322	2/4/2011	10.2	
10.4*	Fifth Amendment to Starbucks Corporation Management Deferred Compensation Plan	10-Q	0-20322	7/28/2020	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
10.5*	Starbucks Corporation Deferred Compensation Plan for Non-Employee Directors, effective October 3, 2011, as amended and restated effective September 11, 2018	10-K	0-20322	11/16/2018	10.5	
10.6*	Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective March 16, 2022	10-Q	0-20322	5/3/2022	10.1	
10.7*	2005 Key Employee Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective November 15, 2005	10-Q	0-20322	2/10/2006	10.2	
10.8*	2005 Non-Employee Director Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan, as amended and restated effective September 11, 2018	10-K	0-20322	11/16/2018	10.9	
10.9*	Form of Global Stock Option Grant Agreement for Purchase of Stock under the Key Employee Sub-Plan to the 2005 Long Term Equity Incentive Plan	10-K	0-20322	11/18/2016	10.14	
10.10*	Form of Stock Option Grant Agreement for Purchase of Stock under the 2005 Non-Employee Director Sub-Plan to the Starbucks Corporation 2005 Long-Term Equity Incentive Plan	10-Q	0-20322	4/26/2016	10.2	
10.11	Credit Agreement, dated September 16, 2021, among Starbucks Corporation, Bank of America, N.A., in its capacity as Administrative Agent, Swing Line Lender and L/C Issuer, Wells Fargo Bank, N.A., Citibank, N.A. and U.S. Bank National Association, as L/C Issuers, and the other Lenders from time to time a party thereto	8-K	0-20322	9/17/2021	10.1	
10.12	Form of Commercial Paper Dealer Agreement between Starbucks Corporation, as Issuer, and the Dealer	8-K	0-20322	7/29/2016	10.1	
10.13*	Form of Time Vested Global Restricted Stock Unit Grant Agreement under the Key Employee Sub-Plan to the 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/18/2016	10.21	
10.14*	Form of Global Key Employee Restricted Stock Unit Grant Agreement (Effective November 2019)	10-K	0-20322	11/15/2019	10.22	
10.15*	Form of Global Key Employee Restricted Stock Unit Grant Agreement - No Retirement Vesting (Effective November 2020)	10-K	0-20322	11/12/2020	10.23	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
10.16*	Form of Global Key Employee Restricted Stock Unit Grant Agreement - Retirement Vesting (Effective November 2020)	10-K	0-20322	11/12/2020	10.24	
10.17*	Form of Global Key Employee Stock Option Grant Agreement for Purchase of Stock under the 2005 Long-Term Equity Incentive Plan	10-K	0-20322	11/17/2017	10.25	
10.18*	Form of Global Key Employee Restricted Stock Unit Grant Agreement (Performance-Based - Retirement Vesting) (Effective November 2020)	10-K	0-20322	11/12/2020	10.29	
10.19*	Offer Letter dated September 1, 2022 between Starbucks Corporation and Laxman Narasimhan	8-K	0-20322	9/1/2022	10.1	
10.20*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Promotion - Time-Based - No Retirement Vesting) (Effective August 2022)	10-K	0-20322	11/18/2022	10.23	
10.21*	Starbucks Corporation Key Employee Restricted Stock Unit Grant Agreement (New Hire - Time-Based - No Retirement Vesting) (Effective August 2022)	10-K	0-20322	11/18/2022	10.24	
10.22*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Annual - Time-Based - Retirement Vesting) (Effective August 2022)	10-K	0-20322	11/18/2022	10.25	
10.23*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Annual - Performance Based - Retirement Vesting) (Effective August 2022)	10-K	0-20322	11/18/2022	10.26	
10.24*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Executive Advisor - Time-Based) (Effective August 2022)	10-K	0-20322	11/18/2022	10.27	
10.25*	Retirement Agreement, dated June 1, 2018, by and between Starbucks Corporation and Howard Schultz	8-K	0-20322	6/5/2018	10.1	
10.26*	Amendment Agreement, dated September 12, 2023, by and between Starbucks Corporation and Howard Schultz	—	—	—	—	X
10.27*	Starbucks Corporation Executive Severance and Change in Control Plan effective August 31, 2022 and amended on March 22, 2023	8-K	0-20322	3/28/2023	10.1	
10.28	Amendment No. 1 to Credit Agreement dated April 17, 2023, among Starbucks Corporation and Bank of America, N.A. in its capacity as administrative agent for the Lenders and each of the Lenders party thereto	8-K	0-20322	4/21/2023	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Date of Filing	Exhibit Number	
10.29*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Performance-Based) (Effective November 2023)	—	—	—	—	X
10.30*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Time-Based) (Effective November 2023)	—	—	—	—	X
10.31*	Starbucks Corporation Global Key Employee Restricted Stock Unit Grant Agreement (Promotion and New Hire) (Effective November 2023)	—	—	—	—	X
21	Subsidiaries of Starbucks Corporation	—	—	—	—	X
23	Consent of Independent Registered Public Accounting Firm	—	—	—	—	X
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
32**	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	
97	Starbucks Corporation Recovery of Incentive Compensation Policy	—	—	—	—	X
101	The following financial statements from the Company's 10-K for the fiscal year ended October 1, 2023, formatted in iXBRL: (i) Consolidated Statements of Earnings, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Equity, and (vi) Notes to Consolidated Financial Statements	—	—	—	—	X
104	Cover Page Interactive Data File (formatted in iXBRL and contained in Exhibit 101)					

*   Denotes a management contract or compensatory plan or arrangement.

**   Furnished herewith.

Item 16. Form 10-K Summary

None.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<center>**STARBUCKS CORPORATION**</center>

By: /s/ Laxman Narasimhan
_____
Laxman Narasimhan
chief executive officer

November 17, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of November 17, 2023.

Signature	Title
By: /s/ Laxman Narasimhan Laxman Narasimhan	chief executive officer, director (principal executive officer)
By: /s/ Rachel Ruggeri Rachel Ruggeri	executive vice president, chief financial officer (principal financial officer and principal accounting officer)
By: /s/ Richard E. Allison, Jr. Richard E. Allison, Jr.	director
By: /s/ Andrew Campion Andrew Campion	director
By: /s/ Beth Ford Beth Ford	director
By: /s/ Mellody Hobson Mellody Hobson	director
By: /s/ Jørgen Vig Knudstorp Jørgen Vig Knudstorp	director
By: /s/ Satya Nadella Satya Nadella	director
By: /s/ Wei Zhang Wei Zhang	director



Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

starbucks.com

